2007 Annual Report to Shareholders

PLEXUS®

The Product Realization Company

Notice of 2008 Annual Meeting of Shareholders and Proxy Statement

PROFILE

About Plexus Corp. — The Product Realization Company

Plexus (www.plexus.com) is an award-winning participant in the Electronics Manufacturing Services (EMS) industry. Our supply chain, manufacturing and engineering solutions help create competitive advantage for original equipment manufacturers (OEMs) in their end markets. Plexus focuses on the mid- to high-mix, mid- to low-volume segment of the electronics industry, primarily serving the following market sectors:

Market Sector	% of F07 Sales
Wireline/Networking	44%
Medical	24%
Industrial/Commercial	15%
Defense/Security/Aerospace	9%
Wireless Infrastructure	8%

Many of the OEMs in the market sectors we serve have sophisticated products and technologies, stringent quality and regulatory requirements, as well as complex global supply chain requirements. Plexus' proprietary supply chain modeling tools and unique Focused Factory manufacturing model are tailored to provide exceptional agility and operational execution for OEM product families that require forecast demand flexibility, complex configuration management and global fulfillment. We have twelve strategically located manufacturing facilities that operate as an integrated, lowest total cost, global solution for our customers.

To support demanding time-to-market requirements for new product development and ongoing product cost reductions, we provide OEMs with expert project management, comprehensive product design and development services, manufacturing test solutions and new product introduction services. We deliver our engineering services from five strategically located design centers that are staffed with highly skilled engineers representing a full complement of engineering disciplines. We equip our design centers with advanced toolsets and methodologies.

With almost 7,500 employees, Plexus has 17 design and manufacturing facilities around the world. These facilities are strategically located to support the global supply chain, manufacturing and engineering needs of OEMs in our targeted market services. Plexus' global footprint is outlined below:

Geographic Region	# of Facilities*	Sq. Footage	% of F07 Sales
United States	10	950,000	63%
Asia	4	760,000	28%
Mexico	1	210,000	5%
Europe	2	61,000	4%

* Note: Only includes manufacturing and engineering facilities. Please refer to our Form 10-K for a full list of properties.

PLEXUS®

The Product Realization Company

Plexus Corp.
55 Jewelers Park Dr.
P.O. Box 156
Neenah, WI 54957-0156
(920) 722-3451

Notice of 2008 Annual Meeting of Shareholders and Proxy Statement

2007 Annual Report on Form 10-K

Your vote is important. You may vote electronically via the Internet at www.proxyvote.com (please have the 12 digit control number that was sent to you available) or obtain a written proxy as described on page 2 of the Proxy Statement.

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS on February 13, 2008

To the Shareholders of Plexus Corp.:

Plexus Corp. will hold the annual meeting of its shareholders at the Pfister Hotel, located at 424 East Wisconsin Avenue, Milwaukee, Wisconsin, on Wednesday, February 13, 2008 at 10:00 a.m., for the following purposes:

(1) To elect eight directors to serve until the next annual meeting and until their successors have been duly elected.

(2) To ratify the selection of PricewaterhouseCoopers LLP as Plexus' independent auditors.

(3) To consider and approve the Plexus Corp. 2008 Long-Term Incentive Plan.

(4) To transact such other business as may properly come before the meeting or any adjournment thereof.

Plexus' shareholders of record at the close of business on December 10, 2007 will be entitled to vote at the meeting or any adjournment of the meeting.

We call your attention to the proxy statement accompanying this notice for a more complete statement about the matters to be acted upon at the meeting.

By order of the Board of Directors

Angelo M. Ninivaggi
Vice President, General Counsel and Secretary

Neenah, Wisconsin
December 11, 2007

You may vote in person or by using a proxy as follows:

- By internet: To vote your proxy by internet access, go to www.proxyvote.com. Please have the notice we sent to you in hand because it has your personal 12 digit control number(s) needed for your vote.

- By mail: To vote your proxy by mail, please request written materials as provided on page 2 of the proxy statement.

If you later find that you will be present at the meeting or for any other reason desire to revoke your proxy, you may do so at any time before it is voted.

PROXY STATEMENT

PLEXUS CORP.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156

* * * * * * *

SOLICITATION AND VOTING

The board of directors of Plexus Corp. ("Plexus" or the "Company") is soliciting proxies for the annual meeting of shareholders at 10:00 a.m. on Wednesday, February 13, 2008 at the Pfister Hotel at 424 East Wisconsin Avenue, Milwaukee, Wisconsin, and is furnishing this proxy statement in connection with that solicitation. Shares which are represented by properly executed proxies received by Plexus will be voted at the meeting and any adjournment thereof in accordance with the terms of such proxies, unless revoked. Proxies may be revoked at any time prior to the voting thereof either by written notice filed with the secretary or acting secretary of the meeting or by oral notice to the presiding officer during the meeting.

Shareholders of record at the close of business on December 10, 2007 will be entitled to one vote on each matter presented for each share so held. On that date there were 46,477,373 shares of Plexus common stock outstanding. Any shareholder entitled to vote may vote either in person or by duly authorized proxy. A quorum will be present if a majority of the outstanding shares are represented at the meeting. Abstentions and shares which are the subject of broker non-votes will be counted for the purpose of determining whether a quorum exists; shares represented at a meeting for any purpose are counted in the quorum for all matters to be considered at the meeting. The voted proxies will be tabulated by the persons appointed as inspectors of election.

Directors are elected by a plurality of the votes cast by the holders of Plexus common stock entitled to vote at the election at a meeting at which a quorum is present. "Plurality" means that the individuals who receive the highest number of votes are elected as directors, up to the number of directors to be chosen at the meeting. Any votes attempted to be cast "against" a candidate are not given legal effect and are not counted as votes cast in the election of directors. Therefore, any shares which are not voted, whether by withheld authority, broker non-vote or otherwise, have *no effect* in the election of directors except to the extent that the failure to vote for any individual results in another individual receiving a relatively larger number of votes.

Ratification of PricewaterhouseCoopers LLP as Plexus' independent accountants will be determined by a majority of the shares voting on that matter, assuming a quorum is present. Therefore, abstentions and broker non-votes will not affect the vote, except insofar as they reduce the number of shares which are voted.

Assuming a quorum is present, the proposed Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan") will be approved if the holders of a majority of the shares of Plexus' common stock voting on the matter vote "*For*" the plan. Any shares which are the subject of broker non-votes are not deemed to be entitled to vote on the 2008 Long-Term Plan, and shares which "abstain" as to the 2008 Long-Term Plan are not considered to be voting on that matter; therefore, those shares will have no effect on the 2008 Long-Term Plan except as they affect the number of shares voting.

Shareholders who own shares as part of Plexus' 401(k) Savings Plan (the "401(k) Plan") and/or the Plexus 2000 and 2005 Employee Stock Purchase Plans (the "Purchase Plans") will receive a separate means for proxy voting their shares held in each account. Shares held by the 401(k) Plan for which participant designations are received will be voted in accordance with those designations; those shares for which designations are not received will not be voted. Shares held in accounts under the Purchase Plans will be voted in accordance with management recommendations except for shares for which contrary designations from participants are received.

Plexus will pay the expenses in connection with the solicitation of proxies. Upon request, Plexus will reimburse brokers, dealers, banks and voting trustees, or their nominees, for reasonable expenses incurred in forwarding copies of the proxy material and annual report to the beneficial owners of shares which such persons hold of record. Solicitation of proxies will be principally by internet posting of these materials; paper copies will be sent upon request, as provided below and in Plexus' Notice of Internet Availability. Proxies may be solicited in person, or by telephone, email or fax, by officers and regular employees of Plexus who will not be separately compensated for those services.

This proxy material is being made available to Plexus' shareholders by internet posting on or about December 17, 2007. Shareholders may request that paper copies of the proxy material, including an annual report and proxy card, be sent to them as follows:

- By internet: www.investorEconnect.com
- By email: Send a blank email with your 12 digit control number(s) to material@investorEconnect.com
- By telephone: 1-800-579-1635

When you make your request, please have your 12 digit control number(s) available; that control number was included on the notice which was mailed to you. To assure timely delivery before the annual meeting, you should make your request no later than January 30, 2008.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table presents certain information as of December 1, 2007 regarding the beneficial ownership of the Plexus common stock held by each director or nominee for director, each executive officer or former executive officer appearing in the "Summary Compensation Table" in "Executive Compensation," all directors and executive officers as a group, and each known 5%-or-greater shareholder of Plexus.

Name	Shares Beneficially Owned (1)	Percentage of Shares Outstanding
Ralf R. Böer	32,250	*
Stephen P. Cortinovis	37,250	*
David J. Drury	41,250	*
Dean A. Foate	596,628	1.3%
Peter Kelly	23,350	*
John L. Nussbaum	265,162	*
Michael V. Schrock	14,250	*
Charles M. Strother	41,250	*
Ginger M. Jones	3,000	*
J. Robert Kronser	106,660	*
Michael T. Verstegen	106,285	*
Yong Jin Lim	14,000	*
All executive officers and directors as a group (20 persons)	1,421,030	3.0%
F. Gordon Bitter	88,044	*
Barclays Global Investors, NA. (2)	3,797,207	8.2%
Lord, Abbett & Co. LLC (3)	3,401,847	7.3%
Barrow, Hanley, Mewhinney & Strauss, Inc. (4)	3,194,700	6.9%
Vanguard Group, Inc. (5)	2,454,493	5.3%

* Less than 1%

(1) The specified persons have sole voting and sole dispositive powers as to all shares, except as otherwise indicated. Mr. Foate shares these powers with an adult child as to 2,000 shares, ownership of which he disclaims. The amounts include shares subject to options granted under Plexus' option plans which are exercisable currently or within 60 days. The options include those held by Mr. Böer (27,250 shares), Mr. Cortinovis (33,250), Mr. Drury (36,250), Mr. Foate (498,333), Mr. Kelly (21,250), Mr. Nussbaum (113,060), Mr. Schrock (11,250), Dr. Strother (36,250), Mr. Kronser (77,428), Mr. Verstegen (93,500), Mr. Lim (14,000), all executive officers and directors as a group (1,081,271), and Mr. Bitter (80,000).

(2) Barclays Global Investors, NA. ("Barclays") filed a report on Schedule 13G dated December 31, 2006 reporting sole voting power as to 4,423,481 shares, and sole dispositive power as to 4,951,029 shares of common stock. The report was filed jointly with Barclays Global Investors, Ltd., Barclays Global Fund Advisors and Barclays Global Investors Japan Limited. Barclays subsequently filed a Report on Form 13F for the quarter ended September 30, 2007 showing sole investment power as to 3,797,207 shares and sole voting power as to 3,599,826 of those shares. The address of Barclays, a bank with investment advisor affiliates, is 45 Fremont Street, San Francisco, California 94105.

(3) Lord, Abbett & Co. LLC filed an amended report on Schedule 13G dated February 12, 2007 reporting that it held sole voting power as to 5,127,546 shares and sole dispositive power as to 5,451,446 shares of

common stock. Lord Abbett subsequently filed a Report on Form 13F for the quarter ended September 30, 2007 showing sole investment power as to 3,401,847 shares and sole voting power as to 3,179,077 shares. The address of Lord Abbett, an investment adviser, is 90 Hudson Street, Jersey City, NJ 07302.

(4) Barrow, Hanley, Mewhinney & Strauss, Inc. filed a Report on 13F for the quarter ended September 30, 2007 showing sole investment power as to 3,194,700 shares and sole voting power as to 1,358,600 shares. The address of Barrow Hanley, an investment advisor, is 2200 Ross Avenue, Suite 2100, Dallas, Texas 75201.

(5) Vanguard Group, Inc. filed a Report on Form 13F for the quarter ended September 30, 2007 showing sole investment power as to 2,454,493 shares and sole voting power as to 50,720 shares. The address of Vanguard Group, an investment advisor, is P.O. Box 2600, Valley Forge, Pennsylvania 19482.

ELECTION OF DIRECTORS

Plexus believes that it needs to attract and retain talented, focused, and motivated leadership to deliver the innovation and economic success its shareholders expect. For Plexus, the concept of leadership is not limited to the leadership within the company; leadership also includes the individuals who serve on Plexus' board.

In accordance with Plexus' bylaws, the board of directors has determined that there shall be eight directors elected at the annual meeting of shareholders to serve until their successors are duly elected and qualified. The persons who are nominated as directors, and for whom proxies will be voted unless a shareholder specifies otherwise, are named below. If any of the nominees should decline or be unable to act as a director, which is not foreseen, the proxies will be voted with discretionary authority for a substitute nominee designated by the board of directors. Plexus' bylaws authorize up to nine directors, as determined by the board. The Plexus board may expand the board up to that number and elect directors to fill empty seats, including those created by an expansion, between shareholders' meetings.

Name and Age	Principal Occupation And Business Experience (1)	Director Since
Ralf R. Böer, 59	Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP (law firm) (2)	2004
Stephen P. Cortinovis, 57	Private equity investor in Lasco Foods Company; previously also Partner, Bridley Capital Partners Limited (private equity group) from 2001 to 2006 (3)	2003
David J. Drury, 59	President and Chief Executive Officer of Poblocki Sign Company LLC (exterior and interior sign systems) (2)(4)	1998
Dean A. Foate, 49	President and Chief Executive Officer of Plexus since 2002; Chief Operating Officer and Executive Vice President prior thereto (5)	2000
Peter Kelly, 50	Vice President and Chief Financial Officer, UGI Corp. (distributor and marketer of energy products and services) since 2007; previously, Chief Financial Officer and Executive Vice President, Agere Systems (semi-conductors) from 2005 to 2007, and Executive Vice President of Agere's Global Operations Group prior thereto	2005
John L. Nussbaum, 65	Chairman of Plexus since 2002; previously its Chief Executive Officer	1980
Michael V. Schrock, 54	President and Chief Operating Officer, Pentair, Inc. (diversified manufacturer) since 2006; previously, President and COO of Pentair's Technical Products and Filtration Divisions	2006
Charles M. Strother, MD, 67	Physician; Professor-Emeritus at the University of Wisconsin-Madison since 2005; previously Professor at Baylor College of Medicine from 2002 to 2005, and Professor at the University of Wisconsin-Madison prior thereto	2002

(1) Unless otherwise noted, all directors have been employed in their principal occupation listed above for the past five years or more.
(2) Also a director of Fiskars Corporation (diversified consumer products).
(3) Also a director of Insituform Technologies, Inc. (trenchless technology for underground pipes).
(4) Also a director of Journal Communications, Inc. (media holding company) and a trustee of The Northwestern Mutual Life Insurance Company (insurance and financial products).
(5) Also a director of Regal Beloit Corporation (electrical motors and mechanical products).

CORPORATE GOVERNANCE

Board of Directors Meetings

The board of directors held four meetings during fiscal 2007. As part of these meetings, non-management directors regularly meet without management present. Each director attended at least 75% of the total meetings of the board and the committees of the board on which that director served during the year. The Plexus board of directors conducts an annual self-evaluation process, reviewing the performance of each individual board member as well as the performance of the board as a whole.

Plexus encourages all of its directors to attend the annual meeting of shareholders. Plexus generally holds a board meeting coincident with the annual shareholders meeting to minimize director travel obligations and facilitate their attendance at the shareholders' meeting. All directors attended the 2007 annual meeting of shareholders.

Director Independence

As a matter of good corporate governance, we believe that the board of directors should provide a strong voice in the management of our company. Therefore, under our corporate governance policies and in accordance with Nasdaq Global Select Market rules, at least a majority of our directors must be "independent directors."

When the board of directors makes its determination regarding which directors are independent, the board first considers and follows the Nasdaq Global Select Stock Market rules. The board also reviews other transactions and relationships, if any, involving Plexus and the directors or their family members or related parties; these other matters are described in "Certain Transactions." Plexus expects its directors to inform it of any transaction, whether direct or indirect through an immediate family member or any business entity controlled by any of them, involving the director; Plexus also surveys directors quarterly to confirm this information. Plexus does not use any dollar amount to screen transactions which should be reported to the Company. The board reviews the information submitted by its directors for its separate determination of materiality and compliance with Nasdaq and other standards when it determines independence.

In determining independence for the coming year, the board considered two relationships which, upon review, the board did not believe affected the independence of the directors. The law firm of which Mr. Böer is a partner and the CEO, Foley & Lardner LLP, began representing the Company in a significant lawsuit and related matters in July 2007. During fiscal 2007, Foley & Lardner's accrued billings for fees and services to Plexus were $187,000. This amount represented significantly less than one-tenth of one percent of either Foley & Lardner's or Plexus' annual revenues. Also, Mr. Schrock is an executive officer of Pentair, Inc., which is a supplier to Plexus. Pentair's sales to Plexus in fiscal 2007 were $513,000, which represented less than one-tenth of one percent of either Plexus' or Pentair's annual revenues.

Based on the applicable standards and the board's review and consideration, the board of directors has determined that Messrs. Böer, Cortinovis, Drury, Kelly and Schrock and Dr. Strother are each "independent" under applicable rules and guidelines. Mr. Foate, as chief executive officer of the Company, and Mr. Nussbaum, who is a former chief executive officer of Plexus and receives retirement payments from Plexus, are not considered to be "independent."

Our independent directors meet in executive session, without the other directors or management, as part of each regular board meeting.

Board Committees

The board of directors has three standing committees, all comprised solely of independent directors: Audit, Compensation and Leadership Development, and Nominating and Corporate Governance. The committees on which our directors currently serve, and the chairs of those committees, are identified in the following table:

Director	Audit	Compensation and Leadership Development	Nominating and Corporate Governance
Ralf R. Böer			Chair
Stephen P. Cortinovis	X	Chair	
David J. Drury	Chair		X
Peter Kelly	X		
Michael V. Schrock		X	
Charles M. Strother		X	X

Messrs. Foate and Nussbaum are not "independent" directors; therefore, they are not eligible to serve on these committees under Nasdaq rules or the committees' charters.

Audit Committee

The Audit Committee met seven times in fiscal 2007. The Audit Committee chooses the Company's independent auditors and oversees the audit process and the Company's accounting functions. Among other things, the Committee also oversees the Company's ethics and whistle-blowing reporting programs. See also "Report of the Audit Committee."

Audit Committee Financial Experts

Mr. Drury is a certified public accountant who practiced from 1971 to 1989 with the firm PricewaterhouseCoopers LLP. As a consequence of factors which include his educational background, his experience with a public accounting firm, and his subsequent experience as a chief financial officer, a chief executive officer and other executive positions, the board of directors has determined that Mr. Drury is an "audit committee financial expert." In addition, Mr. Kelly served as chief financial officer of Agere Systems, a publicly-held company, from 2005 until its acquisition in 2007, and has served as chief financial officer of UGI Corp., also publicly-held, since September 2007. Mr. Kelly is also a fellow of the Institute of Chartered Accountants in England and Wales. As a result of those factors, and Mr. Kelly's other business experience, the board has determined that Mr. Kelly is also an "audit committee financial expert." For purposes of Securities and Exchange Commission ("SEC") rules, Mr. Drury and Mr. Kelly are, along with Mr. Cortinovis, the other member of the Audit Committee, "independent" of Plexus for purposes of those and Nasdaq rules. All members of the Audit Committee are "financially literate" and meet the other SEC and Nasdaq requirements for Audit Committee membership.

Compensation and Leadership Development Committee

The Compensation and Leadership Development Committee (in this subsection, the "Committee") held six meetings during fiscal 2007. The Committee establishes the general compensation philosophies and plans for Plexus, determines the CEO's compensation as well as that of other executive officers, determines bonuses, approves grants and awards under compensation plans, and considers and makes recommendations to the board of directors with respect to other executive officer and employee compensatory arrangements. The Committee is also responsible for reviewing Plexus' leadership structure and executive succession plan. In addition to the following subsection, see also "Compensation Disclosure and Analysis" and "Compensation Committee Report" below for further information on the Committee's philosophies and practices, and its determinations in fiscal 2007.

Overview of the Compensation Decision-Making Process

In accordance with the philosophy and the goals described below in "Compensation Discussion and Analysis," Plexus compensates its executive officers through salaries and various other compensation plans. The Committee considers many factors in its decision-making process about the compensation of corporate leadership and the design of compensation plans company-wide.

When determining compensation in fiscal 2007, as in past years, the Committee compared the compensation of the Company's executive officers with that paid by other companies in the general industries in which Plexus recruits, comparable companies in the electronic manufacturing services industry, companies with similar financial profiles and numerous general and electronics industry published surveys. In this review, the Committee, with its compensation consultants, Sibson Consulting ("Sibson"), chose comparable companies by filtering them by such criteria as industry codes, peer groups, relative size and employee base, while also reviewing whether some companies have anomalies or special circumstances (primarily acquisitions or significant size differences) which cause them to not be in fact comparable. In addition, the Committee also identified financial peers, which may not be in a similar business but which are similar in size and financial performance.

Our resulting core peer list for fiscal 2007 consisted of: 3Com Corporation; Altera Corporation; Amkor Technology, Inc.; Arris Group, Inc.; Atmel Corporation; Benchmark Electronics, Inc.; Broadcom Corporation; Conexant Systems, Inc.; CTS Corporation; Integrated Device Technology, Inc.; International Rectifier Corporation; Jabil Circuit, Inc.; Juniper Networks, Inc.; KLA-Tencor Corporation; Linear Technology Corporation; Molex Incorporated; Novellus Systems, Inc.; and Respironics, Inc. This peer group was also used in fiscal 2006. In conjunction with the peer group proxy data, the Committee reviewed other information, such as Sibson database data and third party surveys of past practices and future plans, to determine fair compensation.

In 2007, the Committee also considered data compiled through tally sheets, an accumulated wealth analysis, and an internal fairness assessment. The tally sheets provide a comprehensive view of Plexus' compensation payout exposure under various termination scenarios; the Committee also used these tally sheets to evaluate the reasonableness of compensation as a whole. The accumulated wealth analysis examines the CEO's accumulation of value through the deferred compensation plan and annual equity awards. The internal fairness assessment identifies the proportionality of the CEO's pay to the pay of executives at other levels in the organization. The assessment also compares compensation packages and levels of the executive officers with that suggested by published survey data.

The Company and the Committee regularly review comparable information from peer group companies and other sources as discussed above, and intends to maintain a competitive compensation package which aids in executive retention and fairly compensates the executives for performance. However, it does not aim for any numerical or percentile tests within this comparable information. The Committee believes that it is important for it to take this information and then use its judgment in applying it in individual cases, rather than arbitrarily attempting to aim for a particular numerical equivalence. The Committee believes this approach best results in a comprehensive and thoughtful compensation review process because it allows the Committee to use discretion when appropriate in responding to particular circumstances. The Committee intends to continue these practices in the future.

Management Participation. Members of management, particularly the CEO and human resources personnel, regularly participate in the Committee's meetings at the Committee's request. Management's role is to contribute recommendations to the Committee and provide staff support and analysis for its discussions. However, management does not make the final determination of the CEO's or the other executive officers' amount or form of executive compensation, nor does management make recommendations for the CEO's compensation. The CEO does recommend compensation for the other executive officers to the Committee, subject to the Committee's final decision. In alignment with the compensation philosophy and goals, the CEO utilizes the same processes in partnership with the human resources management team to assist in determining compensation recommendations reviewed by the Committee for other executive officers. The Committee meetings in which the CEO compensation decisions are made are in an executive session at which the Committee members participate with select members of human resources management and staff to review competitive practices and plan costs. The sessions generally focus on the CEO's performance achievement and the terms and conditions associated with how to compensate the CEO.

Use of Consultants. The Committee uses outside compensation consultants to assist it in analyzing Plexus' compensation programs and determining appropriate levels of compensation and benefits. The decision to retain consultants, and if so which consultant(s) to retain, is determined solely by the Committee. Plexus human resources personnel also discuss results and conclusions with the compensation consultants. Management has the authority to approve compensation consultant fees on a project basis, although the Committee reviews all fees relating to executive compensation.

In fiscal 2006, the Committee retained Sibson to conduct a total review of the executive compensation program. Sibson's review was intended to help the Committee and Plexus maintain and develop appropriate compensation programs to provide rewards based upon market competitiveness, performance and internal fairness in a manner consistent with Plexus' compensation philosophy. Sibson analyzed all of Plexus' compensation programs, and presented and discussed analysis and recommendations with the Committee at the August 2006 meeting in preparation for 2007 compensation decisions. Sibson also discussed the process for determining an appropriate peer group to be used for reviewing Plexus' compensation, as noted above.

In fiscal 2007, the Committee again retained Sibson to conduct a review of the executive compensation program. Sibson analyzed all of Plexus' compensation programs, and the analysis was discussed with the CEO, human resources management and the Committee Chair. The analysis and recommendations made by Sibson were presented in writing at a Committee meeting in August 2007. Sibson was asked to be available by conference call during the meeting to discuss any questions or issues that may have arisen as a result of their analysis and recommendations. Sibson's analysis and other supporting competitive data compiled by Plexus' human resources personnel, in accordance with Sibson's methodologies, were used by the Committee in determining the appropriate CEO compensation. The Sibson analysis and recommendations were also utilized by the CEO and human resources management in conjunction with other survey data to make decisions regarding other executive officer compensation.

Neither the Company nor the Committee places any limitations or restrictions on Sibson in conducting its reviews. The Company does provide substantive information about Plexus to help Sibson better understand the Company. Human resources personnel also meet with Sibson to discuss Sibson's conclusions as to Plexus organizational matters, the duties and responsibilities of particular positions, and overall conclusions based upon Plexus' compensation principles and goals.

Compensation Committee Interlocks and Insider Participation

Each of the members of the Compensation Committee was an independent director and there were no relationships or transactions in fiscal 2007 with those members requiring disclosure under SEC rules. See, however, "Director Independence" above for certain other relationships which the Board considered when determining the independence of the directors.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee (the "Nominating Committee") met three times in fiscal 2007. The Nominating Committee reviews board performance and considers nominees for director positions, makes recommendations to the board regarding directors' compensation, and evaluates and oversees corporate governance and related issues.

The Nomination Process

The Nominating Committee has generally identified nominees based upon suggestions by outside directors, management and/or shareholders; from time to time, it has utilized a director search firm to identify candidates, but it has evaluated those persons on its own. Plexus' corporate board member selection criteria include integrity, high level of education and/or business experience, broad-based business acumen, understanding of Plexus' business and industry, strategic thinking and willingness to share ideas, and network of contacts. The Nominating Committee also considers the diversity of experiences, expertise and backgrounds among board members in identifying areas which could be augmented by new members. The Nominating Committee has used these criteria to evaluate potential nominees. To help assure that directors have the time to devote to their duties, Plexus directors may not serve on the boards of more than three additional public companies. The Nominating Committee does not evaluate proposed nominees differently depending upon who has proposed the potential nominee.

The Nominating Committee considers proposed nominees to the board submitted to it by shareholders. If a qualified candidate expresses a serious interest, and if there is a position available and the candidate's experience indicates that the candidate may be an appropriate addition to the board, the Nominating Committee reviews the background of the candidate and, if appropriate, meets with the candidate. A decision is then made whether to nominate that person to the board.

If a shareholder wishes to propose someone as a director for the Nominating Committee's consideration, the name of that nominee and related personal information should be forwarded to the Nominating Committee, in care of the Secretary, at least six months before the next annual meeting of shareholders to assure time for meaningful consideration by the Nominating Committee. See also "Shareholder Proposals and Notices" for bylaw requirements for nominations. Plexus has not rejected any candidates put forward by significant shareholders.

Communications with the Board

Any communications to the board of directors should be sent to it in care of Plexus' Secretary, Angelo Ninivaggi, at Plexus' headquarters office. Any communication sent to the board in care of the Chief Executive Officer, the Corporate Secretary or any other corporate officer is forwarded to the board. There is no screening process and any communication will be delivered directly to the director or directors to whom it is addressed. Any other procedures which may be developed, and any changes in those procedures, will be posted as part of our Corporate Governance Guidelines on Plexus' website at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php).

Code of Ethics, Committee Charters and Other Corporate Governance Documents

Plexus regularly reviews and augments its corporate governance practices and procedures. In particular, and as part of its corporate governance practices, Plexus has adopted a Code of Conduct and Business Ethics and written charters for each of its board committees discussed above. Plexus will be responding to and complying with related SEC and Nasdaq Global Select Stock Market directives as they are finalized, adopted and become effective. Plexus has posted on its website, at www.plexus.com, under the link titled "Investor Relations" then "Corporate Governance" (or at http://www.plexus.com/corporategovernanceguidelines.php), copies of its Corporate Governance Guidelines, its Code of Conduct and Business Ethics, the charters for its Audit, Compensation and Leadership Development, and Nominating and Corporate Governance Committees, director selection criteria (included as an appendix to our Corporate Governance Guidelines) and other corporate governance documents. If those documents (including the committee charters and the Code of Conduct and Business Ethics) are changed, waivers from the Code of Conduct and Business Ethics are granted, or new procedures are adopted, those new documents, changes, waivers and/or procedures will be posted on Plexus' corporate website at the address above.

Directors' Compensation

The Nominating and Corporate Governance Committee of the board of directors recommends, subject to board approval, compensation paid to non-employee directors, including equity awards to non-employee directors under the Plexus 2005 Equity Incentive Plan (the "2005 Equity Plan"). It would make recommendations under the 2008 Long-Term Plan, if that plan is approved by shareholders. In determining the compensation paid to the non-employee directors, the Nominating and Corporate Governance Committee considers the same types of factors, including comparison with peer companies and company performance, that are considered by the Compensation and Leadership Development Committee when determining executive compensation.

During fiscal 2007, each Plexus director who was not a full-time Plexus officer or employee (all directors except Mr. Foate) received an annual director's fee of $26,000, which will increase to $35,000 in fiscal 2008, plus meeting fees of $2,000 for each board meeting attended in person ($1,000 if attended other than in person), and an additional $1,000 for each committee meeting attended in person ($500 if other than in person). Each committee chair received an additional $5,000 annually for service as a committee chair, except the chair of the Audit Committee who received $9,000. For fiscal 2008, the fees for chairing the Audit, Compensation and Leadership

Development and Nominating and Corporate Governance Committees will increase to $12,000, $10,000 and $7,000, respectively.

Directors may also participate in the 2005 Equity Plan, which permits the grant of options, restricted stock and/or restricted stock units to officers, key employees and directors. On December 1, 2006, each non-employee director was awarded fiscal 2007 options for 10,000 shares, at $23.855 per share, 5,000 of which vested immediately and 5,000 of which vested on the first anniversary of the grant (other than for Thomas Prosser, a former director, whose options all vested immediately in view of his upcoming retirement). On November 23, 2007, each non-employee director was awarded options for 2,500 shares, at $27.465 per share, half of which vested immediately and the balance of which vest on the first anniversary of the grant. The date, five business days after the board's November meeting, was chosen in advance. In the past, directors' options were granted on December 1 of a year, continuing the date used in the formulaic provision in a predecessor plan. For fiscal 2008, the directors determined to adopt a quarterly schedule for option grants to directors. It is anticipated that the November 2007 first quarter grant will be followed by similar quarterly grants for the fiscal year on the same schedule as grants are made to officers and key employees.

If the 2008 Long-Term Plan is approved by shareholders, directors will be eligible to participate in that plan; see "Approval of the 2008 Long-term Incentive Plan" later in this proxy statement.

Director Compensation Table

The following table sets forth the compensation which was paid by Plexus to each of our non-employee directors in fiscal 2007:

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)	Other Benefits ($)(3)	Total ($)
Ralf R. Böer	$49,000	$118,626	--	$167,626
Stephen P. Cortinovis	51,500	118,626	--	170,126
David J. Drury	55,000	118,626	--	173,626
Peter Kelly	43,000	118,626	--	161,626
John L. Nussbaum	109,000	118,626	$307,793	535,419
Thomas J. Prosser (4)	16,623	128,956	--	145,579
Michael V. Schrock	41,448	109,360	--	150,808
Charles M. Strother	45,000	118,626	--	163,626

(1) Includes annual retainer, meeting, committee and chairmanship fees and, in the case of Mr. Nussbaum, his fee as Chairman of the Board. See below regarding Mr. Nussbaum.

(2) The amounts shown represent the expensed amounts in fiscal 2007 for grants and awards in 2007 and prior years. The Financial Accounting Standards Board issued a Statement of Financial Accounting Standards No. 123(R)-Shared Based Payments ("SFAS 123(R)"), which requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. Plexus adopted SFAS 123(R) effective October 5, 2005. The assumptions used to determine the valuation of the awards are discussed in footnote 10 to our consolidated financial statements.

The table below provides cumulative information about the fair value of options granted to directors in 2007, determined as of the options' grant date under SFAS 123(R). It also provides the number of outstanding stock options which were held by our non-employee directors at September 29, 2007.

	Option Awards	
Name	Grant Date Fair Value of 2007 Option Awards ($)	Number of Securities Underlying Unexercised Options (#)
Mr. Böer	$119,689	26,000
Mr. Cortinovis	119,689	32,000
Mr. Drury	119,689	35,000
Mr. Kelly	119,689	20,000
Mr. Nussbaum	119,689	111,810
Mr. Schrock	119,689	10,000
Mr. Strother	119,689	35,000

These options are now fully vested and expire on the earlier of (a) ten years from the date of grant, or (b) one year after termination of service as a director.

(3) Other than Mr. Nussbaum, the non-employee directors do not receive any additional benefits although they are reimbursed for their actual expenses of attending board, committee and shareholder meetings. For Mr. Nussbaum, this represents the amounts paid to him in fiscal 2007 under his deferred compensation arrangements plus the value of the health and other welfare benefits provided to him. See the discussion immediately below.

(4) Mr. Prosser retired as a director at the 2007 annual meeting of shareholders on January 22, 2007.

Compensation of Current and Former Executive Officers who Serve on the Board

See "Executive Compensation" for Mr. Foate's compensation as an executive officer of Plexus generally and his employment and change in control agreements.

Mr. Nussbaum is a former executive officer of Plexus. He ceased being considered an executive officer or employee of Plexus when he retired as its Chief Executive Officer on July 1, 2002. However, as a consequence of his many years of service as an executive officer of Plexus, he continues to be compensated under deferred compensation arrangements which were put in place during his service as an executive officer and as the non-executive Chairman of the Board.

In 1996, the Compensation and Leadership Development Committee established special retirement arrangements for Mr. Nussbaum and for two other executive officers and directors who subsequently retired. Those arrangements were both to reward past service and to maintain an additional incentive for those officers' continued performance on behalf of Plexus. The related supplemental retirement agreement for Mr. Nussbaum is designed to provide specified retirement and death benefits to him in addition to those provided under the 401(k) Plan. Plexus' commitment was fully funded in fiscal 2002. Mr. Nussbaum has received payments under the special retirement arrangements since 2002, including payments of $301,068 for fiscal 2007. Future payments may be adjusted, depending upon the performance of underlying investments.

The contributions for Mr. Nussbaum's special retirement arrangement are invested in life insurance policies acquired by Plexus on his life. The supplemental retirement agreement provides for a 15-year annual installment payment stream to Mr. Nussbaum. Lump sum payments to Mr. Nussbaum based on policy cash values become due if at any time after a change in control Plexus' consolidated tangible net worth drops below $35 million, or if the ratio of Plexus' consolidated total debt to consolidated tangible net worth becomes greater than 2.5 to 1. To the extent that any of the payments constitute excess parachute payments subjecting Mr. Nussbaum to an excise tax, the agreement provides for an additional payment (the "gross-up payment") to be made by Plexus to him so that after the payment of all taxes imposed on the gross-up payment, he retains an amount of the gross-up payment equal to the excise tax imposed. If Mr. Nussbaum dies prior to receiving all of the 15-year annual installment payments, specified death benefit payments become due.

Mr. Nussbaum also received $72,000 in fiscal 2007 and health and other welfare benefits, in addition to the above retirement payments and his regular board fees, for his service as Plexus' non-executive Chairman of the Board. For fiscal 2008, Mr. Nussbaum's annual fee as Chairman is being changed to $52,000. Since his retirement, Mr. Nussbaum has been eligible to receive additional options or stock awards in his capacity as a non-employee director and has received the same awards as other non-employee directors under Plexus' stock incentive plans.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Plexus' officers and directors, and persons who beneficially own more than 10% of Plexus' common stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. These "insiders" are required by SEC regulation to furnish Plexus with copies of all forms they file under Section 16(a).

All publicly-held companies are required to disclose the names of any insiders who fail to make any such filing on a timely basis within the preceding fiscal year, and the number of delinquent filings and transactions, based solely on a review of the copies of the Section 16(a) forms furnished to Plexus, or written representations that no such forms were required. On the basis of filings and representations received by Plexus, Plexus believes that during fiscal 2007 Plexus' insiders have complied with all Section 16(a) filing requirements which were applicable to them.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation and Leadership Development Committee (in this section, the "Committee") of the Plexus board of directors sets general compensation policies for Plexus. The Committee makes decisions with respect to compensation of the Chief Executive Officer. Decisions on compensation for other Plexus executive officers are recommended to the Committee by the CEO for the Committee's review and final determination. Plexus' other compensation programs for executives, such as the 401(k) Plan, the 2005 Equity Plan and the proposed 2008 Long-Term Plan, are approved by the Committee; the Committee also grants stock options, restricted stock units and other awards, under the 2005 Equity Plan and will do so under the proposed 2008 Long-Term Plan.

Fiscal 2007 Committee Highlights

Among the key compensation issues addressed by the Committee in fiscal 2007, which are discussed further below, were the following:

- **New Long-Term Incentive Plan.** The Committee adopted the 2008 Long-Term Plan, subject to shareholder approval at the 2008 annual meeting of shareholders. The 2008 Long-Term Plan was adopted due to the limited number of shares remaining for issuance under the 2005 Equity Plan and the Committee's continued desire to provide long-term incentives to Plexus employees.

- **New Long-Term Incentive Mix and Issuance Process.** In fiscal 2007, the Committee approved a new approach to issuing long-term incentives that will utilize a portfolio of equity awards for executive officers: restricted stock units (the right to receive shares of Plexus common stock in the future, if conditions are met) ("RSUs"), non-qualified stock options ("options"), and long-term cash awards. This new program balances the objectives of attracting and retaining key talent, promoting ownership among executives, and aligning executive interests with those of shareholders along with the Company's cost considerations such as expense, dilution and tax implications. Previous long-term incentives to Plexus executive officers consisted of stock options only.

  Under this program, the Committee plans to issue to executives RSUs and long-term cash awards on an annual basis and options on a quarterly basis. Issuing options on a quarterly basis will assist Plexus in managing the associated expense of these equity awards due to the historically high volatility of Plexus' stock price. Relative to a single annual grant, the quarterly grant process for options will also reduce the risk to Plexus and its employees of experiencing either intermittently high or low exercise prices. Plexus continued granting options, and commenced issuing RSUs in the first fiscal quarter of 2008 under the 2005 Equity Plan, and made related cash-awards, and plans to do so in the future under the 2008 Long-Term Plan if approved by the shareholders. The Committee also decided that it will grant employees who are not executive officers stock appreciation rights (the right to receive, in shares of Plexus common stock, the value of the appreciation of a stated number of shares of Plexus common stock) ("SARs") rather than options.

  At the August 2007 meeting, the Committee approved a grant schedule to support the new quarterly grant process which states that the grant date will be three days subsequent to the release of Plexus' quarterly earnings, not including the day of the release. Since this methodology is specific and formula driven, there is no margin for subjectivity or consideration of the volatility of the stock price during this time period.

Executive Compensation Philosophy, Goals and Process

The Committee's philosophy is to fairly compensate all individuals, including executives, for their contributions to Plexus, appropriately motivate employees to provide value to Plexus' shareholders, and consider the ability of Plexus to fund any compensation decisions, plans or programs. Fair compensation must balance both short-term and long-term considerations and take into consideration competitive forces, best practices, and the performance of Plexus and the individual. Compensation packages should also motivate executives to make decisions and pursue opportunities that are aligned with the interests of our shareholders. Finally, the Committee considers Plexus' financial condition, the conditions in Plexus' industry and end-markets, and the effects of those conditions on Plexus' sales and profitability in making compensation decisions.

Plexus' executive compensation program is designed to provide a rational, consistent reward system that:

- attracts, motivates and retains the talent needed to lead a global organization;
- drives global financial and operational success that creates shareholder value;
- creates an ownership mindset and drives behaviors that improve profitability and maximize shareholder value; and
- appropriately balances Company performance and individual contribution towards the achievement of success.

For a discussion of the Committee's decision-making process, its use of consultants and the role of Plexus' executive officers and staff, see "Corporate Governance – Board Committees – Compensation and Leadership Development Committee – Overview of the Compensation Decision-Making Process" above in this proxy statement.

Elements and Analysis of Executive Officer Compensation - Direct Compensation

Overview

Plexus uses three primary components of total direct compensation — salary, annual cash incentive payments under the Variable Incentive Compensation Plan ("VICP") and long-term equity-based awards under the 2005 Equity Plan, and in the future under the proposed 2008 Long-Term Plan. Each of these components is complementary to the others, addressing different aspects of direct compensation and seeking to motivate employees, including executive officers, in varying ways.

- Base salary is intended to provide compensation which is not "at risk"; however, salary levels and subsequent increases are not guaranteed. For example, from October 2001 to December 2002, there was a 10% salary reduction in effect for all executive officers due to weak industry conditions. Thereafter, a salary freeze was in effect until October 1, 2004.

- The opportunity to earn annual cash incentive payments under the VICP provides a substantial portion of compensation which is at risk and that depends upon the achievement of measurable corporate financial goals and individual objectives. We use payouts from the VICP to provide further incentives for our executive officers and employees to achieve these corporate financial goals and individual objectives.

- A substantial part of compensation, which is also at risk, is longer-term equity-based compensation typically awarded to date in the form of stock options. Those awards are intended to provide incentives to enhance corporate performance as well as to further align the interests of our executive officers with those of our shareholders. Total compensation, consistent with practices in our industry, has placed particular emphasis on equity-based compensation; the reported values of the long-term incentive opportunities under equity plans can vary significantly from year to year as a percentage of total direct compensation because they are determined by valuing the equity-based awards on the same basis we use for financial statement purposes, which depends significantly on our stock price and its volatility at the time of the awards.

- Going forward under the proposed 2008 Long-Term Plan, the Committee intends to continue using stock options but plans to supplement this at-risk element with RSUs and long-term cash awards. The Committee believes that RSUs and long-term cash awards will provide complementary incentives to executives and other personnel to achieve corporate financial goals. For most non-executive officers who previously received options, the Committee now intends to grant stock-settled SARs because that practice would reduce dilution and further the preservation of shares under Company plans.

The Committee does not use any specific numerical or percentage test to determine what percentage of direct compensation will be paid in base salary versus the compensation at risk through the VICP or equity-based compensation. However, the Committee believes that a meaningful portion of compensation should be at risk. VICP targets for executive officers other than the CEO ranged from 30% to 60% of base salary in fiscal 2007 with the opportunity to earn a bonus beyond the target if company financial goals are met or exceeded. In the case of the

CEO, the percentage of potential compensation at risk was 80%, reflecting his overall greater responsibility for the corporation. Long-term incentives were in the form of stock options which contain an inherent amount of risk since no value is received unless there is an appreciation in stock price. After determining each element, the Committee also reviews the resulting total compensation to determine that it is reasonable as a whole.

In addition, we provide all of our employees in the United States with various other benefits, such as health and life insurance. We generally provide these benefits to our executive officers on the same basis as other salaried employees in the United States, although some benefit programs, as discussed elsewhere, are specifically targeted to our executive officers' specific circumstances.

Beyond direct compensation, we believe it is important to provide the 401(k) Plan as a means for our employees to save for their retirement. To attract qualified employees and meet competitive conditions, Plexus also contributes to that plan. As a consequence of Internal Revenue Code limitations on compensation which may be attributed to tax-qualified retirement plans, we have also developed a supplemental executive retirement plan for our executive officers to address their particular circumstances and promote long-term loyalty to Plexus until retirement.

Plexus does not generally have employment agreements with its executive officers, although we have such an agreement with our Chief Executive Officer in order to recognize his specific position, help assure Plexus of the continuing availability of his services and protect Plexus from post-employment competition by him, in conjunction with his change in control agreement. As with many other publicly-held companies, we have change in control agreements with our executive officers and certain other key employees. We have these in place to both help assure that executive officers will not be distracted by personal interests if Plexus were to be the subject of a potential acquisition as well as to maintain their continuing loyalty to Plexus. We also believe that competitive factors require us to provide these protections to attract and retain talented executive officers and key employees.

Base Salary

- *Purpose.* Our base salaries are designed to provide regular compensation for the fulfillment of the duties and responsibilities associated with job roles. Fixed salaries provide bi-weekly compensation to meet the living needs of our executives and their families. They are also important because they provide most persons with a starting point for considering compensation when we seek to attract and retain talented individuals.

- *Structure.* The Company and the Committee use market-based comparisons, peer group analysis and other third-party survey data to establish appropriate base salaries for its executive officers. An in-depth total rewards analysis, including base salary, is completed annually for each executive position using the peer group and survey data as indicated above. While we do not aim for particular numerical or percentage tests as compared to the peer group or the surveys, we generally target base salaries within ranges near market medians of those groups, with adjustments made to reflect individual circumstances. The effective date of any base salary increase is typically at or near the start of the fiscal year.

- *Determination Process; Factors Considered.* Prior to establishing base salary increases for the CEO and confirming salary levels for other executive officers, the Committee takes into consideration various factors. These factors include compensation data from the proxies of our peer group, salary increase trends for executive base pay and other information provided in published surveys. The Committee also considers the individual executive officers' duties and responsibilities and their relative authority within Plexus.

  Executive officer base salary increases may include two components—competitive adjustments and merit increases. If executive officer salaries are found to fall below the competitive median range when we compare them to our peer group and survey data, we consider increasing the salaries to a more competitive level. In some cases these competitive adjustments may take place over a multi-year period and may depend on individual performance. If executive officer salaries are found to be at an appropriate level when we compare them to the peer group and general industry survey data for the position, then a merit increase is provided if appropriate. The merit increase amount is based on individual performance.

  With respect to increases in CEO base salary (as well as other compensation actions that impact our CEO), the Committee uses this input and meets in executive session to discuss appropriate pay positioning and pay mix based on the data gathered. With respect to the other executive officers, the CEO uses similar data and submits his recommendations to the Committee for final determination. The data gathered in the determination process helps the Committee to test for fairness, reasonableness and competitiveness. However, taking into account the compensation policies and goals and a holistic approach to executive compensation packages, the Committee's final determination may incorporate the subjective judgments of its members as well.

- *2007 Determinations.* For fiscal 2007, the Committee approved a base salary adjustment of $40,000 for the CEO, increasing his annual salary to $570,000. This was a 7.5% increase from his fiscal 2006 base salary and reflected strong company performance in fiscal 2006, as well as the competitiveness of the CEO's salary as compared to the market. Our CEO's base salary is higher than that of other executive officers because of his more extensive and challenging duties and responsibilities.

  Increases for other executive officers varied from 3.6% to 25.0%, and were as follows for the other named executive officers: Mr. Kronser-3.6%; Mr. Verstegen-4.0%; Mr. Lim-5.0%; Mr. Bitter-5.1%; and Mr. Ehlers-8.0%. The salary determinations for the executive officers reflected the factors discussed above; some of the higher increases resulted from increased duties and responsibilities. Ms. Jones was hired during the fiscal year as an executive and subsequently was named Chief Financial Officer. Her salary was determined as part of the hiring process; her salary was below the salary of Mr. Bitter, primarily as a reflection of Mr. Bitter's many years of experience as a chief financial officer, including with Plexus. Mr. Ehlers' salary reflected a more substantial increase due to the increasing responsibilities he was undertaking. The compensation and benefits package of Mr. Lim, who was not an executive officer at the time, was set using the same process as for the executive officers by using regional survey data reflecting Malaysian markets. Under Malaysian custom, Mr. Lim was paid the equivalent of a thirteenth month salary as an additional annual payment; we have included this amount in his reported base salary. Other variations between the executive officers reflect competitive conditions and the Committee's view of the executive officers' duties, responsibilities and performance.

  For fiscal 2008, the CEO's salary is $675,000, an 18.4% increase from fiscal 2007. The Committee believed that the CEO's compensation was below market based on peer group survey information, particularly in view of the Company's strong financial performance. Therefore, it approved this increase to provide base compensation at a more competitive level. The fiscal 2008 salary increases for the other executive officers ranged from no increase to 12.5%. Of those increases, the smaller ones reflect merit increases for performance over the past year when salaries were otherwise in line with the market; larger increases represent a combination of competitive adjustments and merit increases. Mr. Kronser did not receive a salary increase. The increases for Ms. Jones and Messrs. Verstegen and Lim were 10%, 4% and 10%, respectively; both Ms. Jones and Mr. Lim also assumed significant new duties during fiscal 2007.

Annual Incentive

- *Purpose.* Our annual cash incentive compensation plan, the VICP, is designed to reward employees for the achievement of important corporate financial goals. There is also a small component of the VICP that rewards employees for the attainment of individual objectives. The establishment of the specific corporate financial goals is derived from our annual financial plan. The design of the VICP provides incentives based on our direct performance, as distinguished from equity-based compensation, which is significantly affected by market factors that may be unrelated to our results.

- *Plan Structure.* The VICP provides annual cash incentives to approximately 2,400 participants, including our CEO and other executive officers. The VICP operates the same for all participants. Each participant has a targeted award that is expressed as a percentage of base salary. For example, in fiscal 2007 the targeted award opportunity for the CEO was 80% of base salary, and the opportunities for other executive officers varied from 30% to 60% of base salaries. Higher levels of duties and responsibilities within Plexus led to higher bonus opportunities under the VICP because the Committee believed that the higher ranking the position, the more influence the individual can have on corporate performance. In addition, market information indicated that competitive factors make relatively higher reward possibilities important for those positions. In fiscal 2007, as a consequence of his promotion to Chief Operating Officer, Mr. Ehlers had the opportunity to earn up to 60% of his salary as a VICP bonus at target; other officers' percentages were 50% for Mr. Bitter and Ms. Jones and 40% for Messrs. Kronser and Verstegen. Mr. Lim's target was 30%, set before he became an executive officer. The opportunities for non-executive officer participants varied from 3% to 30% of base salaries. For each participant, 80% of the targeted award is keyed to the corporate financial goals; the remaining 20% of the targeted award is keyed to the achievement of individual objectives.

The VICP provides for payments relating to corporate financial goals both below and over the targeted awards by establishing specific "threshold levels" for which payments begin to be earned and "maximum levels" beyond which no further payment is earned. The payout at the "maximum level," which is based solely on achieving the corporate financial goals, is 180% of the targeted award for the CEO and the other executive officers. For Mr. Lim, this maximum was 130% because he was not an executive officer at the time the levels were set.

Under the VICP, the Committee has the authority to adjust results, for example, to reflect acquisitions or unusual gains or charges; the only discretion which the Committee used for fiscal 2007 related to restructuring and stock option charges.

- *2007 Plan Design – Company Goals*

The specific corporate financial goals for fiscal 2007, each of which stands independently of the other with regard to award opportunities, were revenue and return on capital employed ("ROCE"). These goals were chosen because they align performance-based compensation to the key financial metrics which the Company uses internally to measure its ongoing performance and which it uses in its financial plans. ROCE is defined as annual operating income excluding unusual charges and equity-based compensation costs divided by the five-point quarterly average of Capital Employed during the year. Capital Employed is defined as equity plus debt less cash, cash equivalents and short-term investments. The Company excludes the costs of equity grants because that can influence results due to external market factors. Also, ROCE for VICP purposes is calculated excluding the impact of any restructuring and/or non-recurring charges because these factors do not reflect the operating performance of the Company, which the VICP is intended to reward. Our revenue growth and ROCE targets for fiscal 2007 represented a significant planned improvement from the fiscal 2006 results. We also established for each of the corporate financial goals of the VICP, specific "threshold" and "maximum" levels of achievement as part of the annual financial planning process. All of these goals are set as part of that process.

No award is paid for any component of the VICP if Plexus incurs a net loss for the fiscal year (excluding non-recurring or restructuring charges and stock option expense). Awards for performance between the "threshold" level and "targeted" level are calculated by straight-line interpolation, as are awards between the "targeted" level and the "maximum" level.

The following table sets forth the fiscal 2007 potential financial targets and VICP payout amounts (as a percent of targeted VICP bonus) for the named executive officers who were executive officers at the beginning of the fiscal year, at the threshold, targeted and maximum performance levels.

	Threshold		**Target**		**Maximum**	
Component	**Goal**	**Payout**	**Goal**	**Payout**	**Goal**	**Payout**
Revenue	$1,572 million	0%	$1,726 million	40%	$1,765 million	90%
ROCE	24.8%	0%	27.0%	40%	29.5%	90%
Individual Objectives		0%		up to 20%		up to 20%
Total Potential Incentive = Revenue + ROCE + Individual Objectives		0%		100%		200%

In fiscal 2007, revenue was $1.546 million and ROCE was 24.3%. Therefore, Plexus did not achieve the corporate financial goals established for revenue or ROCE and therefore did not pay any awards to executive officers or any other employees based on those two components.

- *2007 Plan Design – Individual Objectives*

Individual participants typically have several individual objectives for the plan year, which have been developed with, reviewed by and approved by the participant's manager. Attainment of the individual objectives represents 20% of the potential targeted award. The Committee determines and approves the individual objectives established for the CEO. The Committee also reviews and approves, with input from the CEO, the individual objectives established for the other executive officers. The Committee's assessment of all executive officers' individual objectives is based on their likely impact on the achievement of the annual financial plan and other longer-term strategic priorities, their effect on shareholder value and their alignment with one another.

The following are summaries of the individual objectives for our named executive officers in fiscal 2007:

Dean A. Foate: Mr. Foate's individual objectives related to refining Plexus' long-term strategic planning process and global vision, refining the sector focused sales and marketing approach, organizational development, succession planning, and continuing to develop a "lean" enterprise culture that emphasizes efficiency.

Ginger M. Jones: Ms. Jones was not an executive officer or Plexus employee at the beginning of the plan year. However, upon her hiring, her initial individual objectives related to preparing to assume further responsibilities, including the chief financial officer role and investor relations, development of the 2008 annual financial plan and improving the forecasting process.

J. Robert Kronser: Mr. Kronser's individual objectives related to customer development, strategic planning, and reengineering Plexus' sales commission program.

Michael T. Verstegen: Mr. Verstegen's individual objectives related to assessing Plexus' business development capability in certain regions, developing an effective solution-selling competency, refining the sector focused sales and marketing approach, and succession planning.

Yong Jin Lim: Mr. Lim's individual objectives related to the expansion of operations in Asia, alignment of the Asian sites with standard company processes and regulatory best practices, completing Malaysian FDA Class III certification and enhancing customer satisfaction.

F. Gordon Bitter: Mr. Bitter's individual objectives related to succession planning, educating management regarding key financial performance measures, reviewing Plexus' capital structure, the successful implementation of measures to streamline Sarbanes-Oxley compliance, and reviewing and recommending changes to, if appropriate, Plexus' financial organization to support strategic direction.

Paul L. Ehlers: Mr. Ehlers' individual objectives related to personal development, succession planning, improving the costing/pricing process in order to acquire new business, re-engineering the performance review process to identify and develop Plexus' talent, and integrating internal organizations.

Achievement of individual objectives, for which there was a potential payout equivalent to 20% of the "targeted" bonus award, varied among executive officers from 12.3% to 20% of the total targeted amount. These percentages were based upon the Committee's determination of the degree to which the executive achieved his or her objectives. The CEO provided the Committee with an assessment of the performance of all of the executive officers other than himself and recommended resultant bonus levels based on the achievement by each executive officer of his or her individual objectives. Individual determinations were as follows for the named executive officers: Mr. Foate – 17.6%; Ms. Jones – 17.5%; Mr. Kronser – 20%; Mr. Verstegen – 15.7%; and Mr. Lim – 19.6%. For Mr. Ehlers, in view of his strong efforts early in the fiscal year but untimely death, the Committee paid a full 20%. Because the Committee determined that Mr. Bitter had met all of his objectives prior to his retirement, he also was paid 20% for his personal objectives.

Long-Term Incentives

- *Purpose.* Our long-term incentives are designed to tie the major part of our key executives' total compensation opportunities to Plexus' market performance and the long-term enhancement of shareholder value. The 2005 Equity Plan is also designed to encourage the long-term retention of these executives.

- *Plan Structure.* The shareholder-approved 2005 Equity Plan allows for various award types, including options, restricted stock, RSUs, and performance awards (payable in cash and/or equity). Through fiscal 2007, the Committee granted only time-vested stock options, although it continued to study the potential use of other forms of long-term incentive compensation. The Committee has generally used stock options because of their prevalence in our industry. In addition, with stock options recipients receive value only when the value of the shares held by Plexus' shareholders increases. The Committee's policy is to not "back-date" equity grants and no equity grant was "back-dated" in fiscal 2007.

  As noted previously and discussed below, the Committee has, subject to shareholder approval of the 2008 Long-Term Plan, approved a new long-term incentive strategy that will allow for use of a portfolio approach using grants of options, RSUs and long-term cash. We began to issue RSUs under the 2005 Equity Plan in the first quarter of fiscal 2008. We also used SARs for two non-named executive officers and for non-executive officer key employees.

- *Determination Process.*

  - Option Pool Determination. Each year the Committee is presented a recommended total pool of options to be awarded to eligible participants. The Committee reviews the estimated cost of the pool, as well as the recommended grant guidelines; the Committee has used a relatively constant pool size because it wished to control the expense to the Company under SFAS 123(R) and manage dilution to shareholders. The options granted to executive officers and employees in fiscal 2007 were for a total of 363,352 shares. (Those shares exclude the options for 80,000 shares awarded to non-employee directors.) The total grant in fiscal 2007 was approximately half of the amount granted annually in prior years, because quarterly grants were made only in the third and fourth fiscal quarters.

  - Option Pool Allocation. The Committee determines the grants for the CEO and other executive officers. Those awards are developed considering the total pool of options to be awarded, which is recommended by management, subject to the Committee's review and approval. The Committee chose that grant size to balance the need to provide fair compensation with the desire to keep related compensation expense relatively stable from period to period and to manage shareholder dilution. For fiscal 2007, options for 75,000 shares were granted to the CEO, and options for 62,000 shares were granted to the other executive officers as a group. The numbers granted to each executive officer primarily vary according to the executive officers' duties and responsibilities within the Company and also include a review of performance. Those in positions with more responsibility tended to receive more options to reflect their role in the Company and the market comparisons for their compensation. The CEO provides the Committee with initial recommendations as to the number of options to be granted to each other executive officer. The remaining pool is then allocated based upon recommendations by executive officers to superior performing key employees based on a grant range grid, which indicates a range of option grant sizes assigned to each target grouping. Mr. Ehlers did not receive grants in fiscal 2007 because he was on medical leave; Mr. Bitter did not receive them due to his announced plans to retire. Ms. Jones received a grant on her hiring that was intended to cover the balance of the fiscal year.

- *Basis for Determination of Timing of Grants.* As indicated above, option grants have been made pursuant to the grant date timing approved by the Committee in 2005, after shareholder approval of the 2005 Equity Plan. This mechanism provides that the stock option determination will generally be made at the May Committee meeting, and the grant date will be five business days subsequent to the approval of the annual stock option grant, not including the day of approval.

In fiscal 2007, the Committee began a policy of making quarterly grants rather than annual grants due to the volatility of the stock market, including for Plexus stock in particular, since granting stock options all on one date in the year can make the strike price and related expense vary significantly in ways that do not necessarily reflect long-term performance of Plexus stock. At the August 2007 meeting the Committee approved a new formula to support the new quarterly grant strategy which states the grant date will occur three days subsequent to the release of quarterly earnings, not including the day of the release. The Committee uses a future date, as is permitted by the 2005 Equity Plan, because that minimizes the opportunity to choose a date based upon market performance known or knowable at the time of grant. The 2005 Equity Plan provides that the exercise price of a stock option is not less than the fair market value on the stock option grant date.

From time to time, in the case of new hires, options have been granted at other times of the year. Going forward, new hire grants will occur commencing on the next quarterly grant date following the date of hire.

- *2008 Awards*. In the first quarter of 2008, the Compensation Committee made option awards in the same manner as in the prior two quarters. On an annual basis, in most cases the Committee reduced the number of options so that it would maintain similar SFAS 123(R) expense in view of the additional awards discussed below. In addition, the Committee granted RSUs under the 2005 Equity Plan, and made related grants of long-term cash bonuses, to executive officers and certain other key employees. Both types of grants will vest on the third anniversary of the grant, subject to early vesting of options upon change in control.

The Committee granted RSUs to provide an additional type of equity-based long-term compensation, further aligning executives' interests with the interests of shareholders. The Committee believed that granting RSUs would further promote a long-term ownership mentality by, and thus retention of, executive officers because of their increased stake in the long-term value of the Company by providing the opportunity to receive shares; thus, compensation and motivation does not solely depend upon increases in the shares' market price over an option period. The Committee also determined that granting RSUs in addition to options provides advantages in that further compensation can be provided by a relatively smaller number of shares. The long-term cash is intended to defray tax effects to the grantees upon the vesting of the restricted stock, as an incentive to those persons to continue to hold their shares upon vesting.

For other employees (and two executive officers) receiving awards, the Committee granted SARs rather than options, to reduce the number of shares subject to issuance, thereby preserving more shares for future issuance under Company plans and reducing potential dilution.

In the first quarter of fiscal 2008, the Committee made a quarterly grant of options and an annual grant of RSUs and long-term cash to the named executive officers (other than Mr. Kronser, who did not receive awards) as follows:

Executive Officer	Options (Quarterly) (#)	RSUs (Annual) (#)	Long-Term Cash (Annual) ($)
Mr. Foate	18,750	21,375	$320,625
Ms. Jones	4,000	4,560	68,400
Mr. Verstegen	3,000	3,420	51,300
Mr. Lim	3,000	3,420	51,300

Equity Ownership Guidelines. To complement the 2005 Equity Plan's goal of increasing the alignment between the interests of management and shareholders, the Committee has approved executive stock ownership guidelines. These guidelines require most executive officers to own, at a minimum, Plexus stock with a market value equal to one times their annual base salary. While there is no specific time requirement to meet these guidelines, until the ownership requirement is met, an executive officer is not permitted to sell Plexus shares which the person acquired while an executive officer, except to finance the exercise of stock options when the shares will be held or with prior approval under special circumstances.

Benefits. Consistent with competitive practice, the Committee has approved perquisites and other benefits for our CEO and the other executive officers in addition to those received by all U.S. salaried employees. Substantially all U.S. employees receive health insurance benefits. In addition, the other benefits for certain of our executive officers are: a reimbursement account valued at up to $10,000 per year to be used for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice, which amount is grossed up for taxes; a company car; and additional disability insurance for the CEO, due to the dollar limits of the Company's disability insurance policies. As a result of local law and custom, different but comparable insurance programs and other benefits may apply to personnel, including Mr. Lim, who are located in countries outside of the United States.

Elements and Analysis of Executive Officer Compensation - Other Compensation

In addition to direct compensation, Plexus uses several other types of compensation some of which are not subject to annual Committee action. These include retirement plans, other stock ownership opportunities, and employment or change in control agreements. These are intended to supplement the previously described compensation methodologies by focusing on long-term employee security and retention. Certain of these plans allow employees to acquire Plexus stock.

Retirement Planning - 401(k) Plan

- *Purpose.* Plexus maintains the 401(k) Plan, which is available to substantially all U.S. salaried employees, to help our employees provide for their retirement. The 401(k) Plan includes a Plexus stock fund as one of its choices to permit employees to maintain Plexus ownership if they wish.

- *Plan Structure.* The 401(k) Plan allows employees to defer a portion of their annual salaries into their personal accounts maintained under the 401(k) Plan. In addition, Plexus matches a portion of each employee's contributions, up to a maximum of $5,625 per year. Employees have a choice of investment vehicles, including a Plexus stock fund, in which to invest those funds.

Supplemental Executive Retirement Plan

- *Purpose.* Plexus' supplemental executive retirement plan (the "SERP") is a deferred compensation plan which allows participants to defer taxes on current income. Most executive officers, including all of the continuing named executive officers other than Mr. Lim, participate in this program. Additionally, the Company can credit a participant's account with a discretionary employer contribution. Such opportunities are common practice in general industry. The SERP also provides a vehicle for the Company to restore the lost deferral and matching opportunity caused by tax regulation limitations on such deferrals and matched contributions for highly compensated individuals. The Committee believed that further retirement compensation through the SERP was appropriate to meet the market for executive compensation and to provide a stronger incentive for executives to remain with Plexus through retirement.

- *Plan Structure.* During fiscal 2000, the Committee established the current SERP arrangement. Under this plan, several key executives including the continuing named executive officers (other than Mr. Lim) may elect to defer some or all of their compensation. Additionally, Plexus may make discretionary contributions. A rabbi trust arrangement was established under this plan and allows investment of deferred compensation amounts on behalf of the participants into individual accounts and within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock. Deferred amounts and any earnings which may be credited become payable upon termination or retirement from Plexus. Plexus has purchased Company-owned life insurance on the lives of certain executives to meet the economic commitments associated with this plan.

- *Fiscal 2007 Plan Activity.*

  - Contribution Formula. In fiscal 2006, the Committee modified the SERP to provide for an annual discretionary contribution of the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. Total targeted cash compensation is defined as base salary plus the targeted annual incentive plan bonus at the time of the Company's contribution. The Committee changed its approach for discretionary contributions to reflect competitive practices based on the research, analysis and recommendations of Towers Perrin, its compensation consultant for that program.

  - Employer Contributions. For fiscal 2007, the total employer contributions to the SERP accounts was $217,929 for all participants as a group, including $66,195 for the CEO. See footnote 5 to "Summary Compensation Table."

  - Special Contribution. The SERP also allows the Committee to make discretionary contributions. In fiscal 2007, the Committee made an additional discretionary contribution of $150,000 for Mr. Bitter. The Committee decided to make that award in recognition of Mr. Bitter's years of service to the Company and his coming retirement. The Committee made this special contribution in this form in lieu of any other special retirement or severance arrangements, in significant part because of the tax advantages to Mr. Bitter of this approach.

- *Foreign Arrangements.* Because Mr. Lim is not a United States resident, he does not participate in the SERP or the 401(k) Plan. Rather, he participates in the Employer Provident Fund which is mandated by Malaysian law. Under law, minimum contributions of 12% of an employee's wages (salary plus bonus) are required to be made by an employer; Plexus chose to make a contribution of 17% in fiscal 2007 in Mr. Lim's case since it is Plexus' practice in Malaysia to make higher contributions than the statutory minimum for personnel with relatively high levels of seniority and responsibility.

Employee Stock Purchase Plans

- *Purpose, Structure and Termination.* The Committee believed it was useful to provide all employees with opportunities to own Plexus stock and therefore established the Purchase Plans as a means of facilitating purchases with a small discount available to substantially all employees in the United States and certain other locations on the same terms. The Purchase Plans have allowed employees to purchase stock at a 5% discount from the fair market value of the shares at the end of the purchase period. However, the Purchase Plans' utility and attractiveness have diminished as a result of recent accounting changes. Therefore, the Committee has decided to terminate further purchases under the Purchase Plans in January 2008 at the end of the current purchase period.

Employment and Change in Control Agreements.

- *Purpose.* Plexus maintains an employment agreement with its Chief Executive Officer in order to recognize the importance of his position, to help assure Plexus of continuing availability of Mr. Foate's services over a period of time, and to protect the Company from competition post-employment. All executive officers have change in control agreements, to both help assure that executive officers will not be distracted by personal interests in the case of a potential acquisition of Plexus as well as to maintain their continuing loyalty.

- *The Agreements.* Mr. Foate's employment agreement is described below at "Executive Compensation - Employment Agreements and Potential Payments Upon Termination or Change in Control - Mr. Foate's Employment Agreement." The change in control agreements with our executive officers are described below at "Executive Compensation - Employment Agreements and Potential Payments upon Termination or Change in Control - Change in Control Arrangements." Please refer to those discussions for a further explanation of those agreements.

- *Determination of Benefit Levels.* In general, the change in control agreements with executive officers provide that, upon termination in the event of a change in control, executive officers will receive compensation equaling two or three times annual salary plus targeted bonus, a continuation of health and retirement benefits for that period, and a gross-up payment for excise taxes. (The executive officers with three year agreements are generally those in more senior positions, with greater seniority in those positions.) In addition, under the 2005 Equity Plan, upon a change in control, all unvested stock options will automatically vest for all option and award holders. Certain other key employees also have change in control agreements on substantially the same terms, although generally with only one to two years' coverage. The Committee believes it is important that executives and key employees have protection of their livelihood in the face of a potential acquisition to help them maintain their focus on the best interests of the Company's shareholders even if it may have adverse consequences to them personally.

  The Committee set these levels of benefits in 2003. Benefit levels, particularly the use of a measurement of up to three-times salary and a gross up for excise taxes, were adopted by the Committee at that time because it believed that, while the amounts were generous to the executive officers, they were in line with competitive standards and necessary and appropriate to attract and retain executive talent, particularly since most executives do not have an employment agreement. The Committee also believes that it is general market practice to provide that unvested stock options will vest on a change in control, which is the case under the 2005 Equity Plan, as approved by Plexus' shareholders. The Committee believes that it is important to maintain its executive officers' focus on performance for the Company's shareholders even in the event of a potential change in control. The Committee believed that offering a generous package, but one that was consistent with market practices, was appropriate to help motivate executives to focus on the Company's shareholders, even when the circumstance might jeopardize their employment. The Committee did, however, adopt a "double trigger" so that the benefits would only be paid to the executive officers in the event of a substantial impact upon their employment and compensation.

  The Committee periodically reviews the scope and context of the change in control agreements. In those reviews, the Committee has determined that the level of benefits, combined with the "double trigger," continue to provide an appropriate balancing of interests of the Company, its shareholders and its executives. The Committee continues to believe that the change in control agreements will help motivate the executive officers to respond appropriately, for the benefit of the Company and its shareholders, in the case of a proposed acquisition of the Company which they might perceive would jeopardize their employment.

Tax Aspects of Executive Compensation

The Committee generally attempts to preserve the tax deductibility under the Internal Revenue Code (the "Code") of all executive compensation. However, at times and under certain circumstances, it believes that it is more important to provide appropriate incentives irrespective of tax consequences.

Section 162(m) of the Code generally limits the corporate tax deduction for compensation paid to the executive officers that is not "performance-based" to $1 million annually per executive officer. Plexus has taken action with respect to the provisions of Section 162(m) so that compensation income relating to stock options under the 2005 Equity Plan (and predecessor plans) and purchases under the Purchase Plans is exempt. Assuming shareholder approval of the proposed 2008 Long-Term Plan, similar grants and stock options, SARs and performance-based restricted stock under that plan would also be exempt; in addition, because the 2008 Long-Term Plan provides for cash bonuses upon the achievement of objective standards at the beginning of each fiscal year, such cash awards on that basis would also be exempt. Compensation under these shareholder approved plans which is performance-based is generally not subject to the $1 million limitation; however, the grant of restricted shares without performance goals would not be considered to be performance-based and therefore would be subject to the limit along with cash salaries and bonuses. As a result of the shareholders' approval of the 2005 Equity Plan (and its predecessor) and the Purchase Plans, and assuming approval of the 2008 Long-Term Plan, the Committee believes that most compensation income under these plans (other than any awards in the future of restricted stock or RSUs without performance goals, as is the case for the time vested RSUs granted in fiscal 2008) would not be subject to the Code's deduction limitation. However, if such restricted stock awards are made and/or any executive earns a sufficiently high VICP bonus, the covered compensation of some individuals could exceed $1 million and, in those cases, the excess would not be tax deductible. Although the Company has in the past foregone a portion of its tax deduction as a result of the size of a high VICP bonus, that was not the case for fiscal 2007 compensation. The Company is considering strategies for dealing with these tax consequences in the future.

Other provisions of the Code also can affect the decisions which we make. Section 280G of the Code imposes a 20% excise tax upon executive officers who receive "excess" payments upon a change in control of a publicly-held corporation to the extent the payments received by them exceed an amount approximating three times their average annual compensation. The excise tax applies to all payments over one times average annual compensation. Plexus would also lose its tax deduction for "excess" payments. Our change in control agreements provide that benefits under them will be "grossed up" so that we also reimburse the executive officer for these tax consequences. Although these gross up provisions and loss of deductibility would increase Plexus' tax expense, the Committee believes it is important that the effects of this Code provision not negate the protections which it provides by means of the agreements.

The Code also was recently amended to provide a surtax under Section 409A, relating to various features of deferred compensation arrangements of publicly-held corporations for compensation deferred after December 31, 2004. We have made changes to our benefit plans and employment arrangements to help assure there are no adverse affects on Plexus or our executive officers as a result of these Code amendments. We do not expect these changes to have a material tax or financial consequence on Plexus.

COMPENSATION COMMITTEE REPORT

The duties and responsibilities of the Compensation and Leadership Development Committee of the board of directors are set forth in a written charter adopted by the board, as set forth on the Company's website as described above under "Corporate Governance - Board Committees - Compensation and Leadership Development Committee." The Committee reviews and reassesses this charter annually and recommends any changes to the board for approval.

As part of the exercise of its duties, the Committee has reviewed and discussed with management the above "Compensation Discussion and Analysis" contained in this proxy statement. Based upon that review and those discussions, the Committee recommended to the board of directors that the Compensation Discussion and Analysis be incorporated by reference in Plexus' annual report to shareholders on Form 10-K and included in this proxy statement.

Members of the Compensation and Leadership Development Committee:

Stephen P. Cortinovis, Chair
Michael V. Schrock (effective 11/06)
Charles M. Strother, MD
Ralf R. Böer (resigned from Committee 7/07)
Thomas J. Prosser (retired from Board 1/07)

EXECUTIVE COMPENSATION

This section provides further information about the compensation paid to, and other compensatory arrangements with, our executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth a summary of the compensation which we paid for fiscal 2007 to our Chief Executive Officer, our Chief Financial Officer and the three executive officers who had the highest compensation of our other executive officers. In addition, we include that information for our former Chief Financial Officer who retired in August 2007 and our former Chief Operating Officer who passed away in June 2007. More detailed information is presented in the other tables and explanations which follow the following table.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(4)	Total ($)
Dean A. Foate, *President and Chief Executive Officer*	2007	$569,231	$80,148	$815,226	$0	$95,013	$1,559,618
Ginger M. Jones *Vice President and Chief Financial Officer (5)*	2007	132,212	11,569	13,906	0	12,429	170,116
J. Robert Kronser *Executive Vice President and Chief Technology and Strategy Officer*	2007	265,322	21,226	113,385	0	58,395	458,328
Michael T. Verstegen *Senior Vice President, Global Market Development*	2007	247,817	15,530	117,657	0	34,973	415,977
Yong Jin Lim *Regional President – Plexus Asia Pacific (6)*	2007	232,693	12,528	60,252	0	73,102	378,575
F. Gordon Bitter *Retired Chief Financial Officer (7)*	2007	326,692	32,669	212,533	0	207,615	779,509
Paul L. Ehlers *Deceased Chief Operating Officer (8)*	2007	238,596	27,856	212,533	0	120,347	599,332

(1) Includes amounts voluntarily deferred by the named persons under the Plexus Corp. 401(k) Savings Plan (the "401(k) Plan") and the Plexus supplemental executive retirement plan (the "SERP"). The amounts deferred under the SERP are also included in the "Executive Contributions in Last FY" column of the "Nonqualified Deferred Compensation" table below.

(2) Both the "Bonus" and the "Non-Equity Incentive Plan Compensation" columns represent amounts which were earned during the fiscal year under our Variable Incentive Compensation Plan ("VICP"). Under the VICP, annual bonuses for executive officers are determined by a combination of the degree to which Plexus achieves specific pre-set corporate financial goals during the fiscal year and individual objectives. To the extent a payment was based on individual objectives, it is in the "Bonus" column. To the extent that the bonus resulted from corporate financial performance, that portion of the bonus is included under the "Non-Equity Incentive Plan Compensation" column. We include more information about the VICP under "Grants of Plan-Based Awards" below. The amounts shown were earned in fiscal 2007 but will be paid in fiscal 2008.

(3) This column represents the value of stock options awarded under the 2005 Equity Plan, which is explained further below under "Grants of Plan-Based Awards." The amounts shown represent the expensed amounts in

fiscal 2007 for grants and awards in 2007 and prior years. SFAS 123(R) requires us to recognize compensation expense for stock options and other stock-related awards granted to our employees and directors based on the estimated fair value of the equity instrument at the time of grant. Compensation expense is recognized over the vesting period. The requirements of SFAS 123(R) became effective for Plexus beginning in the first quarter of fiscal 2006. The assumptions which we used to determine the valuation of the awards are discussed in footnote 10 to our consolidated financial statements. Please also see the "Grants of Plan-Based Awards" table below for further information about the options granted in fiscal 2007, and the "Outstanding Equity Awards at Fiscal Year End" table below relating to all outstanding option awards at the end of fiscal 2007.

(4) The amounts listed under the column entitled "All Other Compensation" in the table include Company contributions to the 401(k) Plan and the SERP (for Mr. Lim, this represents the Company's contribution to the Malaysian Employer Provident Fund), reimbursement made by Plexus in fiscal 2007 under its executive reimbursement program, the value of the company car provided to the executive, accrued vacation pay-out upon Mr. Ehler's death, and additional life and disability insurance coverage for Mr. Foate and Mr. Lim. Per person detail is listed in the table below:

	Year	Company Matching Contribution to 401(k) Plan	Company Contribution to SERP	Executive Reim-bursement Program	Company Car Allowance	Payout of Accrued Vacation	Additional Life and Disability Insurance	Total ($)
Mr. Foate	2007	$5,625	$66,195	$11,803	$2,045	$ --	$9,345	$95,013
Ms. Jones	2007	--	9,625	2,804	--	--	--	12,429
Mr. Kronser	2007	4,304	20,394	25,115	8,582	--	--	58,395
Mr. Verstegen	2007	5,674	18,679	9,461	1,159	--	--	34,973
Mr. Lim	2007	--	40,791	--	17,272	--	15,039	73,102
Mr. Bitter	2007	5,558	178,710	12,522	10,825	--	--	207,615
Mr. Ehlers	2007	3,933	24,006	23,386	9,449	59,573	--	120,347

As a matter of policy, Plexus avoids providing perquisites beyond a company car to its executive officers. However, under the executive reimbursement program, most executive officers may be reimbursed for expenses up to $10,000 (plus a gross up for taxes) in a calendar year for miscellaneous expenses such as personal financial planning, spouse travel costs in connection with business-related travel, club memberships and/or tax and estate advice. The amounts in this column include the reimbursements under that program, including the related tax gross-up amounts.

(5) Ms. Jones joined Plexus on April 9, 2007, became an executive officer on May 10, 2007, and was named Plexus' Chief Financial Officer on August 29, 2007. Includes all compensation paid by Plexus to Ms. Jones in the fiscal year.

(6) Mr. Lim was designated an executive officer on August 29, 2007.

(7) Mr. Bitter served as Plexus' Chief Financial Officer until August 29, 2007, when he retired from that position. Mr. Bitter continues to be a Plexus employee but is no longer an executive officer. Includes all compensation paid by Plexus to Mr. Bitter in the fiscal year.

(8) Mr. Ehlers became Plexus' chief operating officer on November 26, 2006, after previously having served as its executive vice president; he died on June 10, 2007.

GRANTS OF PLAN-BASED AWARDS
2007

The following table sets forth information about option awards which were granted to the named executive officers in fiscal 2007 under the 2005 Equity Plan as well as information about the *potential* cash bonus awards dependent on quantifiable corporate performance goals which those executive officers could earn for fiscal 2007 performance (to be paid in fiscal 2008) under the VICP. As a result of fiscal 2007 corporate performance, no bonuses based on these criteria were earned in 2007, as set forth under the "Non-Equity Incentive Compensation" column in "Summary Compensation Table" above. We provide further information about both potential compensation under the VICP and awards under the 2005 Equity Plan in fiscal 2007 in the table below, and additional information about those plans below the table.

Name	Award Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh) (2)	Closing Market Price on Grant Date ($/sh) (2)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)(1)	Target ($)(1)	Maximum ($)(1)				
Mr. Foate	VICP*	10/20/06	$1	$364,308	$819,693	--	--	--	--
	Option	05/17/07	--	--	--	37,500	$21.41	$21.42	$71,837
	Option	08/01/07	--	--	--	37,500	23.83	24.00	34,944
Ms. Jones	VICP*	04/09/07	1	52,885	118,991	--	--	--	--
	Option	04/09/07	--	--	--	10,000	18.19	18.12	13,906
Mr. Kronser	VICP*	10/20/06	1	84,903	191,032	--	--	--	--
	Option	05/17/07	--	--	--	2,500	21.41	21.42	4,789
	Option	08/01/07	--	--	--	2,500	23.83	24.00	2,330
Mr. Verstegen	VICP*	10/20/06	1	79,301	178,428	--	--	--	--
	Option	05/17/07	--	--	--	4,000	21.41	21.42	7,663
	Option	08/01/07	--	--	--	4,000	23.83	24.00	3,727
Mr. Lim	VICP*	10/20/06	1	51,209	83,214	--	--	--	--
	Option	05/17/07	--	--	--	2,500	21.41	21.42	4,789
	Option	08/01/07	--	--	--	2,500	23.83	24.00	2,330
Mr. Bitter	VICP*	10/20/06	1	130,677	294,023	--	--	--	--
Mr. Ehlers	VICP*	10/20/06	1	161,049	362,361	--	--	--	--

* Represents a *potential* bonus payment for fiscal 2007 at various performance levels under the VICP to the extent they would result from corporate performance; other grants are stock options under the 2005 Equity Plan. Based on Plexus' actual performance in fiscal 2007, no bonuses were earned based on corporate financial performance.

(1) Amounts reflect potential bonus payments which would depend upon Plexus meeting corporate financial goals; these exclude potential bonus amounts for individual objectives. The amount at "threshold" indicates a payment for performance just above the threshold; there is no minimum payment once the threshold has been exceeded.

(2) Options were granted at the average of the high and low trading prices on the date of grant. Under the 2005 Equity Plan, fair market value may be determined either as the closing price or the average of the high and low trading prices, either on the date of grant or as an average for a short period of time prior to the grant. The stock options which were granted in fiscal 2007 vest over a two year period, with 50% of the options vesting on the first anniversary of their grant and the remainder vesting on the second anniversary.

<u>VICP</u>

Under the VICP, our executive officers may earn bonuses which depend in substantial part upon the degree to which Plexus achieves corporate financial goals which are set by our Compensation and Leadership Development Committee shortly after the beginning of our fiscal year. Each executive officer also may earn a portion of his or her bonus by achieving individual objectives set for that executive officer. The amounts included in the table are potential future payouts under non-equity incentive awards which could be earned pursuant to the corporate financial goals under the VICP. The amounts in the columns represent, respectively, the amount which could be earned in the event minimum results were achieved so as to result in a threshold payment to the executive officer, the amounts which could be received if each performance target was exactly met at the targeted level, and the maximum amount which could be earned under the VICP. Actual corporate performance was below the threshold, so no related amounts were earned, as reported in the "Non-Equity Incentive Compensation" column in "Summary Compensation Table" above.

In addition, a portion of each individuals' award could be earned based on individual objectives applicable specifically to that individual. These awards are intended to reflect in each instance an individual's performance which may not be reflected in financial performance for the entire company. The maximum amounts which could be earned based on individual performance was $91,077 for Mr. Foate (which would have been 20% of his bonus at targeted levels) and varied from $40,262 to $12,802 for the other named executive officers (also representing 20%). The actual amounts earned by these persons are included above in the "Bonus" column in "Summary Compensation Table" above.

2005 Equity Plan

Under the 2005 Equity Plan, the Compensation and Leadership Development Committee of the board of directors may grant executive officers, directors and key employees of Plexus stock options, SARs, RSUs and/or shares of restricted stock in periodic grants. Through the end of fiscal 2007, the Committee only granted stock options under the 2005 Equity Plan; however, see the discussion in "Compensation Discussion and Analysis" above relating to the additional use of RSUs and SARs beginning in fiscal 2008. Through fiscal 2006, the Committee made annual grants of options approximately one week after the May board meeting, on a date set in advance to help avoid the possibility of market timing. In fiscal 2007, as a result of the volatility of the stock market, particularly for Plexus stock, the Committee began the practice of making quarterly option grants; again, these dates are determined in advance. This also facilitates overall compensation planning near the beginning of the fiscal year, as the total target amounts for grants for a year will be set at that time. Option grants must be at the fair market value of the underlying shares when the grant is made.

As described elsewhere in this proxy statement, the board of directors has proposed for shareholder approval the Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan") to replace the 2005 Equity Plan. See "Approval of the 2008 Long-Term Incentive Plan" for further information about that plan. If the 2008 Long-Term Plan is approved by shareholders, no further grants would be made under the 2005 Equity Plan except, in certain circumstances, to employees in the United Kingdom.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
September 29, 2007

The following table sets forth information about Plexus stock options held by the named executive officers which were outstanding at the end of fiscal 2007. There were no outstanding shares of restricted stock or other equity securities.

	Option Awards			
Name	Number of Securities Underlying Unexercised Options (#) (1) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Foate	4,870	--	$10.594	04/23/08
	20,000	--	15.125	04/21/09
	20,000	--	35.547	04/24/10
	30,000	--	23.55	04/06/11
	100,000	--	25.285	04/22/12
	75,000	--	8.975	01/30/13
	45,000	--	14.015	08/14/13
	75,000	--	15.825	04/28/14
	100,000	--	12.94	05/18/15
	33,333	66,667	42.515	05/17/16
	--	37,500	21.41	05/17/17
	--	37,500	23.83	08/01/17
Ms. Jones	--	10,000	18.185	04/09/17
Mr. Kronser	10,130	--	$10.594	04/23/08
	9,108	--	15.125	04/21/09
	18,000	--	35.547	04/24/10
	19,000	--	23.55	04/06/11
	9,000	--	25.285	04/22/12
	7,190	--	8.975	01/30/13
	5,000	10,000	42.515	05/17/16
	--	2,500	21.41	05/17/17
	--	2,500	23.83	08/01/17
Mr. Verstegen	15,000	--	35.547	04/24/10
	7,500	--	23.55	04/06/11
	9,000	--	25.285	04/22/12
	13,500	--	8.975	01/30/13
	13,500	--	14.015	08/14/13
	15,000	--	15.825	04/28/14
	15,000		12.94	05/18/15
	5,000	10,000	42.515	05/17/16
	--	4,000	21.41	05/17/17
	--	4,000	23.83	08/01/17
Mr. Lim	4,000	--	8.975	01/30/13
	7,500		12.94	05/18/15
	2,500	5,000	42.515	05/17/16
	--	2,500	21.41	05/17/17
	--	2,500	23.83	08/01/17
Mr. Bitter (2)	15,000	--	14.015	08/14/13
	25,000	--	15.825	04/28/14
	30,000	--	12.94	05/18/15
	10,000	20,000	42.515	05/17/16

Mr. Ehlers (2)	18,000	--	35.547	04/24/10
	14,000	--	23.55	04/06/11
	12,000	--	25.285	04/22/12
	30,000	--	42.515	05/17/16

(1) Option award, under the 2005 Equity Plan or its predecessor plan. All options have an exercise price equal to the market value of our common stock on the date of grant. Since 2005, the market price has been determined using the average of the high and low trading prices on the grant date. Prior to that date, market price was determined by an average of the high and low trading prices over a period of five to ten trading days prior to the grant date. Options granted in fiscal 2005 vested immediately. Options granted in fiscal 2006 vest one-third on each of the first three anniversaries of the grants. Options granted in fiscal 2007 vest one-half on each of the first two anniversaries of the grant.

(2) Due to his retirement, Mr. Bitter's options will expire no later than three years after the effective date of his retirement from employment with Plexus, which effective date is expected to be in February 2008. Mr. Ehlers' estate may exercise his options, which fully vested upon death, for stated periods after his death.

OPTION EXERCISES AND STOCK VESTED 2007

The following table sets forth information about the Plexus stock options which were exercised by the named executive officers in fiscal 2007. There were no outstanding awards of restricted stock or similar awards which vested in fiscal 2007.

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) (1)
Mr. Foate	0	--
Ms. Jones	0	--
Mr. Kronser	20,000	$216,874
Mr. Verstegen	0	--
Mr. Lim	0	--
Mr. Bitter	0	--
Mr. Ehlers	0	--

(1) Based on the average of the high and low trading prices on the date of exercise.

NONQUALIFIED DEFERRED COMPENSATION
2007

Plexus does not maintain any defined benefit pension plans. Plexus' only retirement savings plans are defined contribution plans: the 401(k) Savings Plan (the "401(k) Plan") for all qualifying U.S. employees; and the supplemental executive retirement plan (the "SERP") for designated executive officers and certain other key employees. Because these are defined contribution plans, Plexus' obligations are fixed at the time contributions are made, rather than Plexus being liable for future potential shortfalls in plan assets to cover the fixed benefits that are promised in defined benefit plans.

The 401(k) Plan is open to all U.S. Plexus employees meeting specified service and related requirements. Under the plan, employees may voluntarily contribute up to 50% of their annual compensation, up to a maximum tax code mandated limit of $15,500; Plexus will match 100% of the first 2.5% of salary which an employee defers, up to $5,625 in fiscal 2007. There are several investment options available to participants under the 401(k) Plan, including a Plexus stock fund.

Plexus maintains the SERP as an additional deferred compensation mechanism for most executive officers and certain other key employees; the persons covered in fiscal 2007 include Messrs. Foate, Bitter, Kronser, Verstegen and Ehlers and Ms. Jones. Mr. Lim does not participate because he is not a United States resident. Under the SERP, a covered executive may elect to defer some or all of his or her compensation through the plan, and Plexus may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any earnings which may be credited thereon upon termination or retirement from Plexus. The rabbi trust arrangement established under the SERP allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated mutual funds or investments. These investment choices do not include Plexus stock.

Executive officers' personal voluntary deferrals to the SERP for fiscal year 2007 totaled $1,624,965, including those by the named executive officers as set forth in the table below. In addition, the plan allows for discretionary Plexus contributions. Since fiscal 2006, discretionary contributions have been the greater of (a) 7% of the executive's total targeted cash compensation, minus Plexus' permitted contributions to the executive officer's account in the 401(k) Plan, or (b) $13,500. The Committee may also choose to make additional or special contributions; it did so for Mr. Bitter upon his retirement from the chief financial officer position in 2007 to recognize his substantial contributions to the Company in a tax-advantaged manner and in lieu of any other special retirement payment.

Mr. Lim does not participate in these plans because he is a resident of Malaysia and is covered by a different system. Under Malaysian law, an employer must make a contribution to the fund of at least 12% of every employee's salary during the year to the Employer Provident Fund, which is a retirement savings program established under Malaysian law. In accordance with its practice in Malaysia, Plexus made a contribution of 17% for Mr. Lim to reflect his seniority and responsibilities.

The following table includes information as to contributions under the SERP or, in the case of Mr. Lim, the Malaysian Employee Provident Fund. Since the 401(k) Plan is a tax-qualified plan generally available to all employees, contributions on behalf of the executive officers and earnings in that plan are not included in this table; however, company contributions under both are among the items included in the "All Other Compensation" column in "Summary Compensation Table" above.

Name	Executive Contributions in Last FY ($) (1)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Foate	$515,609	$66,195	$121,796	--	$1,279,171
Ms. Jones	6,346	9,625	523	--	16,494
Mr. Kronser	284,567	20,394	109,048	--	1,016,439
Mr. Verstegen	12,382	18,679	22,517	--	295,948
Mr. Lim (2)	27,521	40,791	(3)	--	605,034 (4)
Mr. Bitter	376,381	178,710	124,179	--	1,221,617
Mr. Ehlers	327,361	24,006	61,885	$915,324	0

(1) Includes contributions by named executive officers that are included in the "Salary" column in "Summary Compensation Table" above, as follows: Mr. Foate - $98,000: Ms. Jones $6,346; Mr. Kronser - $92,976; Mr. Verstegen - $12,382; Mr. Lim - $27,521; Mr. Bitter - $75,000; and Mr. Ehlers - $29,349.
(2) Mr. Lim's information relates to the Malaysian Employer Provident Fund.
(3) This information is not yet available to Mr. Lim or the Company from the Employer Provident Fund.
(4) Based on the latest information that is available to Mr. Lim. His fund account also includes contributions prior to his employment with Plexus and related earnings since the Employer Provident Fund is not an employer-sponsored plan.

EMPLOYMENT AGREEMENTS AND POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

In this section, we are providing information about specific agreements with our executive officers relating to employment and their post-employment compensation. As discussed further below, only Mr. Foate has an employment agreement. All of our executive officers have change in control agreements which will provide, in certain circumstances, for payments to the executive officers in the event of a change in control of Plexus.

Mr. Foate's Employment Agreement

Plexus does not generally have employment agreements with its executive officers. However, when Mr. Foate became Plexus' Chief Executive Officer in 2002, the Compensation and Leadership Development Committee and the Board believed it was important to enter into an agreement with Mr. Foate to set forth the terms of his employment and to provide incentives for him to continue with the Company over the long term. Mr. Foate's employment agreement was for an initial term of three years and automatically extends (unless terminated) by one year every year, so that it maintains a rolling three-year term. The agreement specifies when Plexus may terminate Mr. Foate for cause, or when Mr. Foate may leave the Company for good reason, and determines the compensation payable upon termination. The definition of "cause" and "good reason" are substantially similar to those under the change in control agreements, as described below, although "good reason" would also include a failure of Plexus to renew the employment agreement. If Mr. Foate is terminated for cause or voluntarily leaves without good reason, dies or becomes disabled, or the agreement is not renewed, Plexus is not required to make any further payments to Mr. Foate other than with respect to obligations accrued on the date of termination. If Plexus terminates Mr. Foate without cause, or he resigns with good reason, Mr. Foate is entitled to receive compensation including his base salary and benefits for the remainder of the agreement or a three-year term, whichever is longer, and bonuses for that period at the target-level bonus payments provided under the annual cash incentive plan.

Mr. Foate also has a change in control agreement with Plexus, as described below. In the event of a change in control of the Company, Mr. Foate is entitled to the greater of the benefits under his employment agreement or his change in control agreement, but not both.

Under Mr. Foate's employment agreement, Plexus is also protected from competition by Mr. Foate after his employment with Plexus would cease. Upon termination, Mr. Foate agrees to not interfere with the relationships between the customers, suppliers or employees of Plexus for two years, and that he will not compete with Plexus over the same period and in geographical locations proximate to Plexus' operations. Further, Mr. Foate has agreed to related confidentiality requirements after the termination of his employment.

Under the 2005 Equity Plan and predecessor plans, optionholders (or their representatives) have a period of time in which they may exercise vested stock options after death, disability, retirement or other termination of employment, except in the case of termination with cause. Options do not continue to vest after termination except for full vesting upon a change in control or, when provided in related option agreements, upon death or disability. See "Outstanding Equity Awards at Fiscal Year End" above for information as to Mr. Foate's outstanding stock options at September 29, 2007. Mr. Foate would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in "Potential Benefits Table" below. See "Nonqualified Deferred Compensation" above for further information.

Change in Control Agreements

Plexus has change in control agreements with Messrs. Foate, Kronser, Verstegen and Lim, Ms. Jones, and its other executive officers and certain other key employees. Under the terms of these agreements, if there is a change in control of Plexus, as defined in the agreement, the executive officers' authorities, duties and responsibilities shall remain at least commensurate in all material respects with those prior to the change in control. Their compensation may not be reduced. Their benefits must be commensurate with those of similarly situated executives of the acquiring firm, and their location of employment must not be changed significantly as a result of the change in control.

After a change in control, in the event that any covered executive officer is terminated other than for cause, death or disability, or an executive officer terminates his or her employment with good reason, Plexus is obligated to pay the executive officer, in a cash lump sum, an amount equal to either two or three times (for executive officers, including all of the named executive officers; from one to two times for others) the executive officer's base salary plus targeted bonus payment, and to continue retirement payments and certain other benefits. The agreements further provide for payment of additional amounts which may be necessary to "gross up" the amounts due to such executive officer in the event of the imposition of an excise tax upon the payments. The agreements do not preclude termination of the executive officer, or require payment of any benefit, if there has not been a change in control of Plexus, nor do they limit the ability of Plexus to terminate these persons thereafter for cause.

Under our change in control agreements:

- A termination for a "cause" would occur if the executive officer wilfully and continually fails to perform substantial duties or wilfully engages in illegal conduct or gross misconduct which injures Plexus.

- After a change in control, an executive may terminate for "good reason" which would include: requiring the executive to perform duties inconsistent with the duties provided under his or her agreement; Plexus not complying with provisions of the agreement; the Company requiring the executive to move; or any attempted termination of employment which is not permitted by the agreement.

- A change in control would occur in the event of a successful tender offer for Plexus, a merger or other business combination involving the Company, a sale of substantial assets of the Company, a contested director's election or a combination of the actions followed by any or all of the following actions: change in management or a majority of the board of the Company or a declaration of a "change in control" by the board of directors.

Also, under the 2005 Equity Plan and predecessor plans, optionholders (or their representatives) have a period of time in which they may exercise vested stock options after death, disability, retirement or other combination of employment, except in the case of termination with cause). Options do not continue to vest after termination, except for full vesting upon death or permanent disability when provided in related option agreements or upon a change in control. See "Outstanding Equity Awards at Fiscal Year End" above for information as to executive officers' outstanding stock options at September 29, 2007. Executives would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" above for further information.

Plexus does not have employment agreements with its executive officers other than Mr. Foate. It also does not have a formal severance plan for other types of employment termination, except in the event of a change in control as described above. Although Plexus has a general practice of providing U.S. salaried employees with two weeks' severance pay for every year worked in the case of termination without cause, actual determinations are made on a case-by-case basis. Therefore, whether and to what extent Plexus would provide severance benefits to the named executive officers, or other executive officers, upon termination (other than due to death, permanent disability or a change in control) would depend upon the facts and circumstances at that time. As such, we are unable to estimate the potential payouts under other employment termination scenarios.

Potential Benefits Table

The following table provides information as to the amounts which will be payable (a) to Mr. Foate under his employment agreement if he is terminated by Plexus for cause or without cause, (b) to the named executive officers in the event of death or permanent disability, and (c) to the named executive officers in the event they were terminated without cause, or the executive terminated with good reason, in the event of a change in control. The payments are calculated assuming a termination as of September 29, 2007, the last day of our previous fiscal year. The table includes only benefits that would result from death or permanent disability, a termination or a change in control, not vested benefits that are payable irrespective of a change. Since Messrs. Bitter and Ehlers ceased to serve as executive officers of Plexus prior to the end of fiscal 2007, they were no longer eligible on that date to receive payments under their change in control agreements.

Executive Officer; Context of Termination	Cash Payments (1)	Early Vesting of Stock Options (2)	Additional Retirement Benefits (3)	Other Benefits (4)	Tax Gross-up (5)	Total
Mr. Foate – Termination by Plexus for Cause	--	--	--	--	--	$0
Mr. Foate – Death or Disability	--(6)	$358,500	--	$68,025	--	426,525
Mr. Foate – Termination by Plexus without Cause	$3,078,000	--	$215,460	68,025	--	3,361,485
Mr. Foate – Change in Control	3,078,000	358,500	215,460	68,025	1,325,416	5,045,401
Ms. Jones – Death or Disability	--(6)	92,150	--	33,159	--	125,309
Ms. Jones – Change in Control	1,237,500	92,150	28,875	33,159	493,803	1,885,487
Mr. Kronser – Death or Disability	--(6)	23,900	--	129,027	--	152,927
Mr. Kronser – Change in Control	1,115,100	23,900	74,095	129,027	--	1,342,122
Mr. Verstegen – Death or Disability	--(6)	38,240	--	58,577	--	96,817
Mr. Verstegen – Change in Control	1,041,600	38,240	73,058	58,577	--	1,211,475
Mr. Lim – Death or Disability	--(6)	23,900	--	64,622	--	88,522
Mr. Lim – Change in Control	554,763	23,900	81,582	64,622	--	724,867

(1) This amount represents payments relating to the executives' base salary and VICP bonus to the extent they would be paid after termination, based on the salary in effect at the end of fiscal 2007 and the target VICP bonus for 2007. Under the change in control agreements, this payment equals three years salary, as it was in effect at the time of termination, plus three times the targeted VICP compensation for the year of termination. There are similar provisions for a termination without cause in Mr. Foate's employment agreement.

(2) All outstanding unvested stock options would become vested upon a change in control, and the unvested options also would vest upon death or disability. The amount shown represents the difference in value of the unvested options between their exercise price and market price, based on Plexus' closing stock price of $27.40 per share on September 28, 2007, the last trading date of fiscal 2007. These are in addition to the already fully vested stock options discussed above. See "Outstanding Equity Awards at Fiscal Year End."

(3) Under the change in control agreements, the Company would be required to continue payments to the 401(k) Plan and SERP for three years at the same level during the year preceding the change in control. There are similar provisions for a termination without cause in Mr. Foate's employment agreement. This column represents the total amount of those payments. The executive officers would also receive accrued and vested benefits under the 401(k) Plan and the SERP, and payment for accrued but unused vacation, upon a termination

of employment for any reason; those amounts are not included in the table. See "Nonqualified Deferred Compensation" for further information.

(4) These amounts include continuing payments of health and welfare benefits, accrued vacation, executive reimbursement plan expenses, company car and other benefits for three years, as provided in the agreement.

(5) In the event of a change in control in Plexus, the change in control agreements with our executive officers provide that we will pay them an additional benefit to reimburse the "golden parachute" excise taxes which they would owe pursuant to Internal Revenue Code Section 280G. This column provides an estimate of these payments, reflecting each executive's base compensation under Section 280G.

(6) Excludes life or disability insurance payments from third party insurers.

APPROVAL OF THE 2008 LONG-TERM INCENTIVE PLAN

The information in this proxy statement with respect to the proposed Plexus Corp. 2008 Long-Term Incentive Plan (the "2008 Long-Term Plan") is qualified in its entirety by reference to the text of the 2008 Long-Term Plan, which is attached hereto as Appendix A.

General

At the annual meeting, shareholders will be asked to approve the 2008 Long-Term Plan. The 2008 Long-Term Plan was adopted by the Plexus board on November 15, 2007, subject to shareholder approval at the annual meeting. The 2008 Long-Term Plan is intended to constitute a cash and stock-based incentive plan for Plexus, and includes provisions by which Plexus may grant directors, executive officers and other officers and key employees stock options, stock appreciation rights (SARs), restricted stock, which may be designated as restricted stock awards or restricted stock unit awards, performance stock awards, which may be settled in cash or stock, and cash bonus awards. No options or awards have yet been granted under the 2008 Long-Term Plan, and will not be granted prior to shareholder approval of the 2008 Long-Term Plan. See "Executive Compensation" above for information on awards previously made under the 2005 Equity Plan and predecessor plans, and "Corporate Governance—Directors' Compensation" for information on awards previously made under the 1995 Directors Stock Option Plan and the 2005 Equity Plan.

The board believes that adoption of the 2008 Long-Term Plan is desirable because it will promote the interests of Plexus and its shareholders by continuing and strengthening Plexus' ability to retain and attract officers, key salaried employees and directors by encouraging them to maintain a personal interest in Plexus' continued success and progress, and by providing a means of linking personal compensation to creation of value for Plexus' shareholders. The 2008 Long-Term Plan also provides the ability to couple awards with specific performance goals.

The 2008 Long-Term Plan is intended to continue and extend the incentives which have been provided under the 2005 Equity Plan and its predecessors. At December 1, 2007, only 547,267 shares were available for future grants under the 2005 Equity Plan. If the 2008 Long-Term Plan is approved by shareholders, the 2005 Equity Plan will only be used to make grants to employees covered by the approved sub-plan for United Kingdom employees, which was established under the 2005 Equity Plan. Upon the approval of a new sub-plan for United Kingdom employees, no further awards will be granted under the 2005 Equity Plan. Awards previously granted under the 2005 Equity Plan or its predecessors will remain in effect until they have been exercised or have expired and will be administered in accordance with their terms and the 2005 Equity Plan or the appropriate predecessor plan. See "Equity Compensation Plan Information" below for a summary at September 29, 2007 of shares subject to options granted under Plexus' existing plans and shares available under existing plans on that date.

In response to current market compensation trends, the board of directors determined it was in the best interests of Plexus to create a new incentive plan. The 2008 Long-Term Plan will continue to provide a means to compensate Plexus officers, directors and employees in a way that is performance-driven, because the value of many of the awards will depend on performance – either of our stock or our corporate performance. Also, using Plexus stock helps us further the identification of our officers, directors and employees with our shareholders. Structuring such a plan may also have tax benefits to Plexus; see "Tax Consequences" below. The board also determined to include in it provisions for restricted stock awards, performance stock awards and cash bonus awards, as well as provisions that allow awards to be coupled with performance goals, and to accommodate changes in tax and accounting treatment of equity-based plans and awards.

The Plexus board of directors has adopted the 2008 Long-Term Plan as in the best interests of Plexus and its shareholders. The board unanimously recommends that shareholders vote <u>FOR</u> approval of the 2008 Long-Term Plan.

2008 Long-Term Plan

The 2008 Long-Term Plan provides for the grant of:

- incentive stock options ("ISOs"), intended to qualify within the meaning of Section 422 of the Code;
- non-qualified stock options ("NSOs") that do not meet the requirements of Section 422 of the Code;
- stock appreciation rights ("SARs"), which may be cash settled stock appreciation rights or stock settled appreciation rights;
- restricted stock awards, which may be restricted stock shares or restricted stock units ("RSUs");
- performance stock awards, which are conditioned upon the satisfaction of pre-established performance goals; and
- cash bonus awards.

In this proxy statement, we refer to ISOs and NSOs as "options", and options, SARs, restricted stock awards, performance stock awards and cash bonus awards collectively as "awards."

Under the 2008 Long-Term Plan the maximum number of shares of Plexus common stock that may be issued pursuant to awards is five million five hundred thousand (5,500,000) shares. Shares may be original issue shares, treasury shares held by Plexus, treasury shares that have been repurchased by Plexus or an independent agent in the open market to be used for awards, or from a combination of any of the foregoing. Additionally, if any award granted under the 2008 Long-Term Plan is canceled, terminates, expires, or lapses for any reason, any shares subject to the award will be available for the grant of other awards under the 2008 Long-Term Plan. If a SAR is exercised only the number of shares issued upon exercise are counted against the share limit (not the number of shares subject to the SAR). Furthermore, any awards or portions thereof that are settled in cash and not in shares will not be counted against the share limit. The total number of shares that may be issued under the 2008 Long-Term Plan represents approximately 11.8% of the number of shares of common stock outstanding. The 2008 Long-Term Plan has a term of ten (10) years. On December 3, 2007, the fair market value of Plexus common stock, as determined under the definition in the 2008 Long-Term Plan, using the average of the high and low trading prices on that day, was $29.65 per share.

Following the approval of the 2008 Long-Term Plan by shareholders, the 2005 Equity Plan will only be used to make grants to employees covered by the approved sub-plan for United Kingdom employees under the 2005 Equity Plan. Any shares or options which are granted to United Kingdom employees after the 2008 Long-Term Plan has been approved by shareholders will be counted against the 2008 Long-Term Plan share limit as one share for every one share subject thereto.

The 2008 Long-Term Plan will be administered by the Compensation and Leadership Development Committee. The Committee, in its discretion, will designate the persons to whom awards will be made, grant the awards in the form and amount as it determines, and impose such limitations, restrictions and conditions upon any such award as it deems appropriate; the Committee may delegate certain of these decisions relating to awards to other Plexus officers, directors or employees. However, the Committee itself will make these decisions related to any awards made to executive officers, and the full board of directors will make these decisions with respect to any awards made to directors. We refer to the Committee, its designees and the board acting in these capacities as the "Administrators."

Officers, salaried exempt employees and directors of Plexus or any subsidiary are eligible to receive awards. No person may receive awards for more than 1,000,000 shares in any calendar year. Plexus estimates that the number of persons currently eligible to participate in the 2008 Long-Term Plan is in the range of 1,250 to 1,750, including each of the executive officers and the directors. Plexus cannot determine at this time the number of awards to be granted in the future to persons named in "Summary Compensation Table" above, to any other specific officer or employee, to all current executive officers as a group, to all employees as a group, or to all directors.

The exercise price of options and SARs granted under the 2008 Long-Term Plan may not be less than 100% of the fair market value of the shares on the date the option is granted. The 2008 Long-Term Plan defines fair market value as the mean between the high and low trading value of Plexus common stock on the date of grant or the average of high and low trading prices for a period of trading days ending on the grant date determined by the Administrators. The vesting schedule for awards will be determined in connection with their grant. Unless a particular award provides otherwise, options and SARs will have maximum exercise terms of ten and seven years, respectively, from the date of grant. Except in connection with a corporate transaction involving Plexus (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares) the Administrators do not have the authority to "reprice" awards or to cancel outstanding awards in exchange for cash or other awards with an exercise price that is less than the exercise price of the original awards; such a repricing or exchange would require shareholder approval.

No person may receive an ISO if, at the time of grant, the person owns, directly or indirectly shares representing, more than 10% of the total combined voting power of Plexus, unless the exercise price is at least 110% of the fair market value of the shares and the exercise period of such ISO is limited to five years. The maximum fair market value, determined at time of grant, of shares covered by ISOs that first become exercisable by any employee in any one calendar year is limited to $100,000.

Awards of SARs may be made alone or together with other awards under the 2008 Long-Term Plan. The Administrators will determine the terms of any SAR grants.

Any option or SAR granted generally will be non-transferable by the grantee other than by will or the laws of descent and will be exercisable during the grantee's lifetime solely by the grantee or the grantee's duly appointed guardian or personal representative. However, the Administrators may permit a grantee to transfer a NSO or SAR to a family member or a trust or partnership for the benefit of a family member, in accordance with rules established by the Administrators.

Restricted stock awards may be issued either alone or in addition to other awards granted under the 2008 Long-Term Plan. The Administrators will determine the eligible persons to whom and the times at which restricted stock awards will be made, the number of shares to be awarded, the time or times within which such awards may be subject to forfeiture, and any other terms and conditions of the awards. Grants of restricted stock may also be made as RSUs, which may be conditioned upon the attainment of specified performance goals which are described in the 2008 Long-Term Plan, or other criteria determined by the Administrators, and the provisions of restricted stock shares or restricted stock units do not need to be the same with respect to each recipient.

Each restricted stock or RSU award will be confirmed by, and be subject to the terms of, an agreement identifying the restrictions applicable to the award. Until the applicable restrictions lapse or the conditions are satisfied, the individual will not be permitted to sell, assign, transfer, pledge or otherwise encumber the restricted stock award. Unless otherwise provided in the applicable agreement, the portion of the restricted stock award still subject to restriction will be forfeited by the individual upon termination of the individual's service for any reason. If and when the applicable restrictions lapse, unrestricted shares will be issued to the individual.

The Administrators may grant restricted stock awards as restricted stock units under the 2008 Long-Term Plan subject to specified performance goals that are based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction (the "Performance Goals"): income (pre-tax or after-tax and with adjustments as stipulated), earnings per share, return on equity, return on capital employed, return on assets, return on tangible book value, operating income, earnings before depreciation, interest, taxes and amortization (EBDITA), expense ratio, increase in stock price, return on invested capital (ROIC), total shareholder return, shareholder value added (or a derivative thereof) and operating cash flow.

The Performance Goals may be based solely by reference to the performance of Plexus or the performance of an affiliate, division, business segment or business unit or subsidiary of Plexus, or based upon the relative performance of other companies or upon comparison of any of the indicators of performance relative to other companies. The Administrators may exclude charges related to an event or occurrence which the Administrators determine should be appropriately excluded, including restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring items.

It is intended that any Performance Goal will be in a form that relates the award to an increase in the value of Plexus to its shareholders. Performance Goals will be established in writing by the Administrators not later than 90 days after the commencement of the period of service to which the Performance Goal relates. Typically, these would be set either before the beginning of the fiscal year or within 45 days thereafter. The preestablished Performance Goals must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained. If Performance Goals established by the Administrators are not met, the restricted stock award will be forfeited.

The Administrators may grant performance stock awards either alone or in addition to other awards granted under the 2008 Long-Term Plan. It is anticipated that performance stock awards will be subject to both a performance condition and a condition related to the individual's continued employment. The Administrators will determine the eligible employees to whom and the times at which performance stock awards will be made, the number of shares subject to the award, the time within which such awards will be subject to forfeiture and any other terms and conditions of the awards.

The performance stock awards will be conditioned upon the attainment of one or more preestablished, objective corporate Performance Goals that apply to the individual, a business unit, or Plexus as a whole.

The performance stock awards may also be conditioned upon such other conditions, restrictions and contingencies as the Administrators may determine, including the individual's continued employment. The provisions of performance stock awards need not be the same with respect to each recipient. Until all conditions for a performance stock award have been satisfied, the individual is not be permitted to sell, assign, transfer, pledge or otherwise encumber the award. Any portion of an award still subject to restriction upon termination of an individual for any reason must be forfeited. If and when the applicable restrictions lapse, unrestricted shares will be issued to the individual.

Cash bonus awards may be issued either alone or in addition to other awards granted under the 2008 Long-Term Plan. The Administrators will determine the employees to whom and the times at which cash bonus awards will be granted, and the conditions upon which the awards will be paid. The maximum cash bonus award payable to an employee in any fiscal year will not exceed $1,500,000.

Cash bonus awards under the 2008 Long-Term Plan would be paid solely on account of the attainment of one or more preestablished, objective Performance Goals that apply to the individual, a business unit, or Plexus as a whole. The 2008 Long-Term Plan does not limit the authority of the Company, the board or the Committee to award other bonuses or compensation to any person.

In the event of any recapitalization, stock split or reverse split, stock dividend, merger in which Plexus is the surviving entity, combination or exchange of shares, or other capital change affecting Plexus common stock, appropriate changes in the number and kind of shares available for grant under the 2008 Long-Term Plan and in the number, price and kind of shares covered by other outstanding awards shall be made. In the case of an acquisition of Plexus, the related agreement may provide for conversion of options in an equitable manner comparable to the consideration received by shareholders and may permit Plexus to cash out any options upon a change in control. The 2008 Long-Term Plan also provides that all options, RSUs and SARs will become fully vested upon a change in control of Plexus.

Payment for shares acquired through the exercise of options issued under the 2008 Long-Term Plan may be made either in cash or in shares of Plexus common stock beneficially owned by the optionee for at least six months prior to exercise, valued at their fair market value as of the exercise date, or in a combination thereof.

Each award under the 2008 Long-Term Plan will be evidenced by an agreement containing such terms and conditions as the Administrators may establish from time to time.

Equity Compensation Plan Information

The following table chart gives aggregate information regarding grants under all Plexus equity compensation plans through September 29, 2007:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column) (2)
Equity compensation plans approved by securityholders	3,378,369	$ 25.13	777,223*
Equity compensation plans not approved by securityholders	-0-	$ n/a	-0-
Total	3,378,369	$ 25.13	777,223*

* Only 547,267 shares were available for future awards at December 1, 2007. If the 2008 Long-Term Plan is approved we will not make further grants under the 2005 Equity Plan, except to employees covered by the sub-plan for United Kingdom employees. Any such awards will be subtracted from the number of awards which may be granted under the 2008 Long-Term Plan.

(1) Represents options granted under the 2005 Equity Plan, or its predecessors the 1998 Stock Option Plan and the 1995 Directors' Stock Option Plan, all of which were approved by shareholders. No further awards may be made under the predecessor plans.

(2) In addition to options that may be granted under the 2005 Equity Plan, there are 1,178,023 authorized shares which have not yet been purchased by employees under the Plexus 2005 Employee Stock Purchase Plan. These shares may be purchased at a 5% discount to market price at the end of a six-month contribution period; the number of shares which may be purchased by any employee is limited by the Internal Revenue Code. The Company will terminate further purchases under this Purchase Plan, due to recent accounting changes, in January 2008, at the end of the current enrollment period.

Tax Consequences

Plexus is requesting shareholder approval of the 2008 Long-Term Plan as a matter of corporate governance best practices and so that certain awards under the 2008 Long-Term Plan can qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code (the "Code") and not adversely affect Plexus' tax deduction. Section 162(m) in part requires shareholder approval of a compensation plan once every five years. Section 162(m) generally limits the corporate tax deduction for compensation paid to executive officers that is not "performance-based" to $1 million per executive officer. "Performance-based" compensation meeting certain requirements is not counted against the $1 million limit and remains fully deductible for tax purposes. The requirements include the obligation that the compensation be paid solely on account of the attainment of one or more preestablished, objective performance goals. Shareholder approval of the general business criteria of the 2008 Long-Term Plan and the maximum amounts that may be awarded under the 2008 Long-Term Plan, even without shareholder approval of specific targeted levels of performance, will permit qualifying awards under the 2008 Long-Term Plan to qualify as performance-based compensation and is expected to allow full tax deductibility of any performance-based awards under the 2008 Long-Term Plan for the next five years.

The following is a brief summary of the other principal federal income tax consequences of awards made under the 2008 Long-Term Plan based upon the applicable provisions of the Code in effect on the date hereof.

Incentive Stock Options. An optionee will not recognize taxable income at the time an ISO is granted. Further, an optionee will not recognize taxable income upon exercise of an ISO if the optionee complies with two separate holding periods: shares acquired upon exercise of an ISO must be held for at least two years after the date of grant and for at least one year after the date of exercise. The difference between the exercise price and the fair market value of the stock at the date of exercise is, however, a tax preference item. When the shares of stock received pursuant to the exercise of an ISO are sold or otherwise disposed of in a taxable transaction, the optionee will recognize a capital gain or loss, measured by the difference between the exercise price and the amount realized.

Ordinarily, an employer granting ISOs will not be allowed any business expense deduction with respect to stock issued upon exercise of an ISO. However, if all of the requirements for an ISO are met except for the holding period rules set forth above, the optionee will be required, at the time of the disposition of the stock, to treat the lesser of the gain realized or the difference between the exercise price and the fair market value of the stock at the date of exercise as ordinary income and the excess, if any, as capital gain. Plexus will be allowed a corresponding business expense deduction to the extent of the amount of the optionee's ordinary income.

Non-Qualified Stock Options. An optionee will not recognize taxable income at the time an NSO is granted. Upon exercise of an NSO, an optionee will recognize taxable income in an amount equal to the difference between the exercise price and the fair market value of the shares at the date of exercise. The amount of such difference will be a deductible expense to Plexus for tax purposes. On a subsequent sale or exchange of shares acquired pursuant to the exercise of an NSO, the optionee will recognize a taxable gain or loss, measured by the difference between the amount realized on the disposition and the tax basis of such shares. The tax basis will, in general, be the amount paid for the shares plus the amount treated as compensation income at the time the shares were acquired pursuant to the exercise of the option.

Stock Appreciation Rights. A SAR award holder will not recognize taxable income at the time a SAR is granted. An award holder will recognize ordinary income upon exercise of a SAR in an amount determined by multiplying (1) the excess of the fair market value of a share of stock on the SAR exercise date over the fair market value of a share of stock on the SAR grant date, by (2) the number of SARs becoming vested. Plexus will be entitled to a tax deduction in the same amount.

Restricted Stock. A grantee receiving a restricted stock or RSU award will generally recognize ordinary income in an amount equal to the fair market value of the stock at the time the stock is no longer subject to forfeiture. While the restrictions are in effect, the grantee will recognize compensation income equal to the amount of any dividends received and Plexus will be allowed a deduction for that amount. Plexus will generally be entitled to a deduction equal to the amount that is taxable as ordinary income to the grantee in the year that such income is taxable.

Performance Stock Awards. The grant of performance stock awards will create no income tax consequences for Plexus or the recipient. Assuming the specified performance goals are attained, upon the receipt of shares at the end of the applicable performance period, the recipient will recognize ordinary income equal to the fair market value of the shares received. Plexus will generally be entitled to a deduction in the same amount and at the same time as income is recognized by the recipient, subject to the application of Section 162(m) of the Code. Under certain circumstances involving a change in control, Plexus may not be entitled to a deduction with respect to performance stock awards granted to certain of its executive officers. Upon the recipient's subsequent disposition of the shares, the recipient will recognize capital gain or loss (long-term or short-term depending on the holding period) to the extent the amount realized from the disposition differs from the shares' tax basis, i.e., the fair market value of the shares on the date the recipient received the shares.

Cash Bonus Award. An employee who is paid a cash bonus award will recognize ordinary income equal to the amount of cash paid. Plexus will be entitled to a deduction in the same amount and at the same time as income is recognized by the employee, subject to the application of Section 162(m) of the Code.

Withholding. Plexus has the right to deduct or withhold, or require a grantee to remit to Plexus, an amount sufficient to satisfy federal, state, and local taxes (including the grantee's FICA obligation) required by law to be withheld with respect to any taxable event arising or as a result of the 2008 Long-Term Plan. With respect to withholding required upon the exercise of options or SARs, upon the lapse of restrictions on restricted stock or the payment of performance stock awards, executive officers may elect, subject to the approval of the Administrators, to satisfy the withholding requirement, in whole or in part, by having Plexus withhold shares having a fair market value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction or by using cash.

CERTAIN TRANSACTIONS

Plexus has a written policy requiring that transactions, if any, between Plexus on the one hand and its executive officers, directors or employees (or related parties) on the other hand must be on a basis that is fair and reasonable to the Company and in accordance with Plexus' Code of Conduct and Business Ethics and other policies. Plexus' policy focuses on related party transactions in which its insiders or their families have a significant economic interest; while the policy requires disclosure of *all* transactions, it recognizes that there may be situations where Plexus has ordinary business dealings with other large companies in which insiders may have some role but little if any stake in a particular transaction. Although these transactions are not prohibited, any such transaction must be approved by either a disinterested majority of the board of directors or by the Audit Committee.

In connection with his hiring by Plexus and relocation to Neenah, Wisconsin, Plexus purchased the Minnesota residence of Michael Buseman who subsequently became an executive officer of Plexus. During fiscal 2007, Plexus purchased Mr. Buseman's former residence for $475,000; Plexus later sold the residence for $467,500, and incurred costs of approximately $32,000 in connection with the transactions. There were no such other reportable transactions in an amount or of a nature which were reportable under applicable SEC rules in fiscal 2007. However, please also see "Corporate Governance-Director Independence" for certain other transactions and relationships which the board considered when determining the independence of the directors.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the board of directors, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act, oversees and monitors the participation of Plexus' management and independent auditors throughout the financial reporting process and approves the hiring and retention of and fees paid to the independent auditors. The Audit Committee also generally reviews other transactions between the Company and interested parties which may involve a potential conflict of interest. No member of the Audit Committee is employed or has any other material relationship with Plexus. The members are "independent directors" as defined in Rule 4200(a)(15) of the NASD listing standards applicable to the Nasdaq Global Select Stock Market and relevant SEC rules. The Plexus board of directors has adopted a written charter for the Audit Committee, and the current version is available on Plexus' website.

In connection with its function to oversee and monitor the financial reporting process of Plexus and in addition to its quarterly review of interim unaudited financial statements, the Audit Committee has done the following:

- reviewed and discussed the audited financial statements for the fiscal year ended September 29, 2007 with Plexus management;
- discussed with PricewaterhouseCoopers LLP, Plexus' independent auditors, those matters which are required to be discussed by Statement on Auditing Standards 61 (Codification of Statements on Auditing Standards, AU §380); and
- received the written disclosure and the letter from PricewaterhouseCoopers LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and has discussed with PricewaterhouseCoopers LLP its independence.

Based on the foregoing, the Audit Committee recommended to the board of directors that the audited financial statements be included in Plexus' annual report on Form 10-K for the fiscal year ended September 29, 2007. The Audit Committee further confirmed the independence of PricewaterhouseCoopers LLP.

Members of the Audit Committee: David J. Drury, Chair; Stephen P. Cortinovis; Peter Kelly

AUDITORS

Subject to ratification by shareholders, the Audit Committee intends to reappoint the firm of PricewaterhouseCoopers LLP as independent auditors to audit the financial statements of Plexus for fiscal 2008. Representatives of PricewaterhouseCoopers LLP are expected to be present at the annual meeting of shareholders to respond to questions and make a statement if they desire to do so.

Fees and Services

Fees (including reimbursements for out-of-pocket expenses) paid to PricewaterhouseCoopers LLP for services in fiscal 2007 and 2006 were as follows:

	2007	2006
Audit fees:	$1,057,200	$1,196,900
Audit-related fees:	--	--
Tax fees:	30,000	53,000
All other fees:	--	--

The above amounts relate to services provided in the indicated fiscal years, irrespective of when they were billed. Audit fees related to Plexus' annual audit and quarterly professional reviews; in fiscal 2007 and 2006, audit fees also included substantial work related to the certification of Plexus' internal controls as required by the Sarbanes-Oxley Act. Tax services consisted primarily of compliance and other tax advice regarding special Plexus projects. The Audit Committee considered the compatibility of the non-audit services provided by PricewaterhouseCoopers LLP with the maintenance of that firm's independence.

The Audit Committee generally approves all engagements of the independent auditor in advance, including approval of the related fees. The Audit Committee approves an annual budget (and may from time to time approve amendments thereto), which specifies projects and the approved levels of fees for each. To the extent that items are not covered in the annual budget or fees exceed the budget, management must have such items approved by the Audit Committee or, if necessary between Audit Committee meetings, by the Audit Committee chairman on behalf of the Audit Committee. Projects of the types approved for which fees total less than $10,000 in each case may be approved by management, subject to review and approval by the Audit Committee at its next meeting. There were no services in fiscal 2007 or 2006 which were not approved in advance by the Audit Committee under this policy.

SHAREHOLDER PROPOSALS AND NOTICES

Shareholder proposals must be received by Plexus no later than August 19, 2008 in order to be considered for inclusion in next year's annual meeting proxy statement. In addition, the Plexus bylaws provide that any proposal for action, or nomination to the board of directors, proposed other than by the board of directors must be received by Plexus in writing, together with specified accompanying information, at least 70 days prior to an annual meeting in order for such action to be considered at the meeting. The 2009 annual meeting of shareholders is tentatively scheduled for February 12, 2009, and any notice of intent to consider other questions and/or nominees, and related information, must therefore be received by December 4, 2008. The purpose of the bylaw is to assure adequate notice of, and information regarding, any such matter as to which shareholder action may be sought. The persons holding proxies may vote in their discretion on any matter as to which notice is not received by that date.

By order of the Board of Directors

Angelo M. Ninivaggi
Vice President, General Counsel and Secretary

Neenah, Wisconsin
December 11, 2007

A copy (without exhibits) of Plexus' annual report to the Securities and Exchange Commission on Form 10-K for the fiscal year ended September 29, 2007 will be provided without charge to each record or beneficial owner of shares of Plexus' common stock as of December 10, 2007 on the written request of that person directed to: Dianne Boydstun, Executive Assistant to the Chief Financial Officer, Plexus Corp., 55 Jewelers Park Drive, P.O. Box 156, Neenah, Wisconsin 54957-0156. See also page 2 of this proxy statement. In addition, copies are available on Plexus' website at www.plexus.com, following the links at "Investor Relations," then "SEC Filings," then "Plexus' SEC Reports" (or http://www.plexus.com/annualreport.php).

To save printing and mailing costs, in some cases only one notice, annual report and/or proxy statement will be delivered to multiple holders of securities sharing an address unless Plexus has received contrary instructions from one or more of those security holders. Upon written or oral request, we will promptly deliver a separate copy of the annual report or proxy statement, as applicable, to any security holder at a shared address to which a single copy of the document was delivered. You may request additional copies by written request to the address set forth in the paragraph above or as set forth on page 2 of this proxy statement. You may also contact Ms. Boydstun at that address or telephone number if you wish to receive a separate annual report and/or proxy statement in the future, or if you share an address with another security holder and wish for delivery of only a single copy of the annual report and/or proxy statement if you are currently receiving multiple copies.

PLEXUS CORP.
2008 LONG-TERM INCENTIVE PLAN

1. Introduction.

(a) Purposes. The purposes of the 2008 Long-Term Incentive Plan are to provide a means to attract and retain talented personnel and to provide to participating directors, officers and other key employees long-term incentives for high levels of performance and for successful efforts to improve the financial performance of the corporation. These purposes may be achieved through the grant of options to purchase Common Stock of Plexus Corp., the grant of Stock Appreciation Rights, the grant of Restricted Stock, the grant of Performance Stock Awards and the grant of Cash Bonus Awards, as described below.

(b) Effect on Prior Plans. If the 2008 Plan is approved by shareholders, the Plexus Corp. 2005 Equity Incentive Plan (the "2005 Plan") will only be used to make grants to employees covered by the approved sub-plan for United Kingdom employees which has been established under the 2005 Plan. If and when a sub-plan for United Kingdom employees under the 2008 Plan is approved, no further awards will be granted under the Plexus Corp. 2005 Plan. Awards granted previously under the 2005 Plan will remain in effect until they have been exercised or have expired. The awards shall be administered in accordance with their terms and the 2005 Plan.

2. Definitions.

(a) "1934 Act" means the Securities Exchange Act of 1934, as it may be amended from time to time.

(b) "Award" means an Incentive Stock Option, Non-Qualified Stock Option, Stock Appreciation Right, Restricted Stock grant, Performance Stock Award or Cash Bonus Award, as appropriate.

(c) "Award Agreement" means the agreement between the Corporation and the Grantee specifying the terms and conditions as described thereunder.

(d) "Board" means the Board of Directors of Plexus Corp.

(e) "Cash Bonus Award" means a cash bonus award under Article 17 of the Plan.

(f) "Cause" means a violation of the Corporation's Code of Conduct and Business Ethics, or substantial and continued failure of the employee to perform, which results in, or was intended to result in (i) demonstrable injury to the Corporation, monetary or otherwise or (ii) gain to, or enrichment of, the Grantee at the Corporation's expense.

(g) "Change in Control" means an event which shall be deemed to have occurred in the event that any person, entity or group shall become the beneficial owner of such number of shares of Common Stock, and/or any other class of stock of the Corporation then outstanding that is entitled to vote in the election of directors (or is convertible into shares so entitled to vote) as together possess more than 50% of the voting power of all of the then outstanding shares of all such classes of stock of the Corporation so entitled to vote. For purposes of the preceding sentence, "person, entity or group" shall not include (i) any employee benefit plan of the Corporation, or (ii) any person, entity or group which, as of the Effective Date of this Plan, is the beneficial owner of such number of shares of Common Stock and/or such other class of stock of the Corporation as together possess 5% of such voting power; and for these purposes "group" shall mean persons who act in concert as described in Section 14(d)(2) of the 1934 Act.

(h) "Code" means the Internal Revenue Code of 1986, as it may be amended from time to time.

(i) "Committee" means the committee described in Article 4 or the person or persons to whom the committee has delegated its power and responsibilities under Article 4.

(j) "Common Stock" or "Stock" means the common stock of the Corporation having a par value of $.01 per share.

(k) "Corporation" means Plexus Corp., a Wisconsin corporation.

(l) "Fair Market Value" means for purposes of the Plan an amount deemed to be equal to the mean between the highest and lowest sale prices of Common Stock traded on such date, or an average of trading days, as determined by the Committee, for sales made and reported through the National Market System of the National Association of Securities Dealers or such national stock exchange on which such Stock may then be listed and which constitutes the principal market for such Stock, or, if no sales of Stock shall have been reported with respect to that date, on the next preceding date with respect to which sales were reported.

(m) "Grant Date" means the date on which an Award is deemed granted, which shall be the date on which the Committee authorizes the Award or such later date as the Committee shall determine in its sole discretion.

(n) "Grantee" means an individual who has been granted an Award.

(o) "Incentive Stock Option" means an option that is intended to meet the requirements of Section 422 of the Code and regulations thereunder.

(p) "Non-Qualified Stock Option" means an option other than an Incentive Stock Option.

(q) "Option" means an Incentive Stock Option or Non-Qualified Stock Option, as appropriate.

(r) "Performance Goal" means a performance goal established by the Committee prior to the grant of any Award of Restricted Stock or Performance Stock that is based on the attainment of goals relating to one or more of the following business criteria measured on an absolute basis or in terms of growth or reduction: income (pre-tax or after-tax and with adjustments as stipulated), earnings per share, return on equity, return on capital employed, return on assets, return on tangible book value, operating income, earnings before depreciation, interest, taxes and amortization (EBITDA), expense ratio, increase in stock price, return on invested capital (ROIC), total shareholder return, shareholder value added (or a derivative thereof) and operating cash flow. Such performance goals may be based solely by reference to the Corporation's performance or the performance of an affiliate, division, business segment or business unit of the Corporation or any of its subsidiaries, or based upon the relative performance of other companies or upon comparisons of any of the indicators of performance relative to other companies. The Committee may also exclude charges related to an event or occurrence which the Committee determines should appropriately be excluded, including (i) restructurings, discontinued operations, impairment of goodwill or long-lived assets, extraordinary items, and other unusual or non-recurring charges, (ii) an event either not directly related to the operations of the Corporation or not within the reasonable control of the Corporation's management, or (iii) the cumulative effects of tax or accounting changes in accordance with generally accepted accounting principles.

(s) "Performance Stock Award" means an Award under Article 16 of the Plan that is conditioned upon the satisfaction of pre-established Performance Goals.

(t) "Plan" means the Plexus Corp. 2008 Long-Term Incentive Plan as set forth herein, as it may be amended from time to time.

(u) "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, and any future regulation amending or superseding such regulation.

(v) "Restricted Stock" means shares or units of Common Stock which are subject to restrictions established by the Committee. Restricted Stock Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Stock Shares") or agreements to issue shares of Common Stock in the future if specified conditions are satisfied ("Restricted Stock Units").

(w) "Stock Appreciation Right" or "SAR" means the right to receive cash or shares of Common Stock in an amount equal to the excess of the Fair Market Value of one share of Common Stock on the date the SAR is exercised over (1) the Fair Market Value of one share of Common Stock on the Grant Date (the "exercise price") or (2) if the SAR is related to an Option, the purchase price of a share of Common Stock specified in the related Option. An SAR settled in cash may be referred to as a "Cash Settled Stock Appreciation Right and an SAR settled in stock may be referred to as a "Stock Settled Stock Appreciation Right."

3. Shares Subject to Award.

Subject to adjustment as provided in Article 19 hereunder, the number of shares of Common Stock of the Corporation that may be issued under the Plan shall not exceed five million five hundred thousand (5,500,000) shares (the "Share Limit"), all of which may be issued in the form of Incentive Stock Options. No Plan Participant may receive Awards for more than 1,000,000 Shares in any calendar year. Shares issued under the Plan may come from authorized but unissued shares, from treasury shares held by the Corporation, from shares purchased by the Corporation or an independent agent in the open market for such purpose, or from any combination of the foregoing. The Share Limit shall be subject to the following rules and adjustments:

(a) If an SAR is exercised pursuant to Article VI, only the number of shares of Common Stock issued upon exercise shall be counted against the Share Limit (not the number of shares subject to the SAR).

(b) If any Award granted under this Plan is canceled, terminates, expires, or lapses for any reason, any shares subject to such Award again shall be available for the grant of an Award under the Plan. Any Awards or portions thereof that are settled in cash and not in shares of Common Stock shall not be counted against the foregoing Share Limit.

(c) Following the approval of the 2008 Plan by shareholders, the 2005 Plan may be used to make grants to employees covered by the approved sub-plan for United Kingdom employees under the 2005 Plan. Any shares of Common Stock subject to options which are granted to United Kingdom employees after the 2008 Plan has been approved by shareholders shall be counted against the 2008 Plan Share Limit as one share for every one share subject thereto.

4. Administration of the Plan.

For purposes of the power to grant Awards to directors, the Committee shall consist of the entire Board. For other Plan purposes, the Plan shall be administered by the Compensation and Leadership Development Committee of the Board, or any other committee the Board may subsequently appoint to administer the Plan, as herein described. The Committee shall have full and final authority, in its discretion, but subject to the express provisions of the Plan to:

(a) grant Awards, to determine the terms of each Award, the individuals to whom, the number of shares subject to, and the time or times at which, Awards shall be granted;

(b) interpret the Plan;

(c) prescribe, amend and rescind rules and regulations relating to the Plan;

(d) determine the terms and provisions of the respective agreements (which need not be identical) by which Awards shall be evidenced;

(e) make all other determinations deemed necessary or advisable for the administration of the Plan;

(f) require withholding from or payment by a Grantee of any federal, state or local taxes;

(g) impose, on any Grantee, such additional conditions, restrictions and limitations upon exercise and retention of Awards as the Committee shall deem appropriate;

(h) treat any Grantee who retires as a continuing employee for purposes of the Plan; and

(i) modify, extend or renew any Award previously granted; provided, however, that this provision shall not provide authority to reprice Awards to a lower exercise price.

Any action of the Committee with respect to the administration of the Plan shall be taken pursuant to a majority vote or by the unanimous written consent of its members. The Committee may delegate all or any part of its responsibilities and powers to any executive officer or officers of the Corporation selected by it. Any such delegation may be revoked by the Board or by the Committee at any time.

5. Option Participation.

Options may be granted to directors, officers and key employees of the Corporation and any of its subsidiaries. In selecting the individuals to whom Options shall be granted, as well as in determining the number of Options granted, the Committee shall take into consideration such factors as it deems relevant pursuant to accomplishing the purposes of the Plan. A Grantee may, if otherwise eligible, be granted an additional Option or Options if the Committee shall so determine.

6. Granting of Options.

The officers of the Corporation are authorized and directed, upon receipt of notice from the Committee of the granting of an Option, to deliver on behalf of the Corporation, by mail or otherwise, to the Grantee an Option upon the terms and conditions specified under the Plan and in the form of the Award Agreement. The Award Agreement shall be dated as of the date of approval of the granting of an Option by the Committee. If the Grantee fails to accept the Award within 30 days after the date of its delivery to Grantee, the Option grant may be deemed withdrawn.

Where an Option has been granted under the provisions of the HM Revenue & Customs Approved Rules for UK Employees (the "Sub-Plan") and the number of shares of Common Stock subject to that Option is limited by virtue of Rule 17 of the Sub-Plan, there shall be deemed to have been granted a separate Option (for the avoidance of doubt, not granted under the provisions of the Sub-Plan) on the same date and time and under the same terms for the number of shares of Common Stock in excess of the limit set out in Rule 17 of the Sub-Plan.

7. Option Exercise Price.

The purchase price of the Common Stock covered by each Option shall be not less than the Fair Market Value of such Stock on the Grant Date. Such price shall be subject to adjustment as provided in Article 19 hereof.

8. Option Designation.

At the time of the grant of each Option, the Committee shall designate the Option as (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option, as described in Sections (a) and (b) below, respectively.

(a) Incentive Stock Options: Any Option designated as an Incentive Stock Option shall comply with the requirements of Section 422 of the Code, including the requirement that incentive stock options may only be granted to individuals who are employed by the Corporation, a parent or a subsidiary corporation of the Corporation. If an Option is so designated, the Fair Market Value (determined as of the Grant Date) of the shares of Stock with respect to which that and any other Incentive Stock Option first becomes exercisable during any calendar year under this Plan or any other stock option plan of the Corporation or its affiliates shall not exceed $100,000; provided, however, that the time or times of exercise of an Incentive Stock Option may be accelerated pursuant to Article 12, 13 or 19 hereof, terms of the Plan and, in the event of such acceleration, such Incentive Stock Option shall be treated as a Non-Qualified Option to the extent that the aggregate Fair Market Value (determined as of the Grant Date) of the shares of stock with respect to which such Option first becomes exercisable in the calendar year (including Options under this Plan and any other Plan of the corporation or its affiliates) exceeds $100,000, the extent of such excess to be determined by the Committee taking into account the order in which the Options were granted, or such other factors as may be consistent with the requirements of Section 422 of the Code and rules promulgated thereunder. Furthermore, no Incentive Stock Option shall be granted to any individual who, immediately before the Option is granted, directly or indirectly owns (within the meaning of Section 425(d) of the Code, as amended) shares representing more than 10% of the total combined voting power of all classes of stock of the Corporation or its subsidiaries, unless, at the time the option is granted, and in accordance with the provisions of Section 422, the option exercise price is 110% of the Fair Market Value of shares of Stock subject to the Option and the Option must be exercised within 5 years of the Grant Date.

(b) Non-Qualified Stock Options: All Options not subject to or in conformance with the additional restrictions required to satisfy Section 422 shall be designated Non-Qualified Stock Options.

9. Stock Appreciation Rights.

The Committee may, in its discretion, grant SARs to directors, officers and key employees of the Corporation and any of its subsidiaries. If any unexercised SAR for any reason terminates or expires in whole or in part prior to termination of the Plan, such unexercised SARs shall become available for granting under the Plan. The Committee may grant SARs at any time and from time to time to any Grantee, designate such SARs as related to Options then being granted or granted within six months prior to the Grant Date of the SAR, and set such terms and conditions upon the exercise of the SARs as it may determine in its discretion, provided that the written agreement evidencing such SARs shall comply with and be subject to the following terms and conditions:

(a) No SAR granted hereunder shall be exercisable until the expiration of six months from the Grant Date of the SAR unless the Grantee terminates employment by reason of death or disability prior to the expiration of such six-month period.

(b) A Grantee's right to exercise an SAR shall terminate when the Grantee is no longer an employee of the Corporation or any of its subsidiaries unless such right is extended as provided under Article 13 hereunder.

(c) In the event adjustments are made to the number of shares, exercise price, or time or times of exercise of outstanding Options upon the occurrence of an event described in Article 19 hereunder, appropriate adjustments shall be made in the number of SARs available for future grant, the number of SARs under existing grants, the exercise price of the existing SARs, and the time or times of exercise of such SARs.

(d) Unless the written agreement expressly provides otherwise, if and to the extent an SAR is granted in relation to an Option, exercise of the SAR or Option shall result in the extinguishment of the related right to the extent such SAR or Option for shares is exercised.

(e) Unless the written agreement expressly provides otherwise, any SARs granted shall be exercisable in accordance with Article 12.

(f) Upon the exercise of SARs, the Grantee shall be entitled to receive an amount determined by multiplying (1) the difference obtained by subtracting the Fair Market Value of the share of Common Stock as of the Grant Date of the SAR or, in the case of a SAR which is related to an Option, the purchase price per share of Common Stock under such Option, from the Fair Market Value of a share of Common Stock on the date of exercise, by (2) the number of SARs exercised. At the discretion of the Committee, the payment upon the exercise of the SARs may be in cash, in shares of Common Stock of equivalent value, or in some combination thereof. The number of available shares under Award shall not be affected by any cash payments.

10. Non-transferability of Options and SARs.

Any Option or SAR granted hereunder shall, by its terms, be non-transferable by a Grantee other than by will or the laws of descent and shall be exercisable during the Grantee's lifetime solely by the Grantee or the Grantee's duly appointed guardian or personal representative. Notwithstanding the foregoing, the Committee may permit a Grantee to transfer a Non-Qualified Stock Option or SAR to a family member or a trust or partnership for the benefit of a family member, in accordance with rules established by the Committee.

11. Substituted Options or SARs.

In the event the Committee cancels any Option or SAR granted under this Plan, and a new Option or SAR is substituted therefore, the Grant Date of the canceled Option or SAR (except to the extent inconsistent with the restrictions described in Article 8, if applicable) shall be the date used to determine the earliest date for exercising the new substituted Option under Article 12 hereunder so that the Grantee may exercise the substituted Option or SAR at the same time as if the Grantee had held the substituted Option or SAR since the Grant Date of the canceled Option. Except in connection with a corporate transaction involving the Corporation (including, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, or exchange of shares), the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding Options or SARs or cancel outstanding Options or SARS in exchange for cash, other awards or Options or SARs with an exercise price that is less than the exercise price of the original Options or SARs without stockholder approval. Nothing in this Section 11 shall provide authority to substitute Awards in a manner which will have the effect of repricing Awards to a lower exercise price.

12. Vesting of Options and SARs.

The Committee shall have the power to set the time or times within which each Option and SAR shall be exercisable, and to accelerate the time or times of exercise. If an SAR is related to an Option, the Grant Date of such SAR for purposes of this Article 12 shall be the Grant Date of the related Option. No Option or SAR may be exercised if in the opinion of counsel for the Corporation the issuance or sale of Stock or payment of cash by the Corporation, as appropriate, pursuant to such exercise shall be unlawful for any reason, nor after the expiration of 10 years from the Grant Date. In no event shall the Corporation be required to issue fractional shares upon the exercise of an Option.

13. Exercise Period for Options and SARs.

Unless otherwise provided herein or in a specific Option or SAR Agreement which may provide longer or shorter periods during which the Award may be exercised, no Option or SAR shall be exercisable after the earliest of:

(a) in the case of an Incentive Stock Option:

(i) 10 years from the date the option is granted, or five years from the date the option is granted to an individual owning (after the application of the family and other attribution rules of Section 424(d) of the Code) at the time such option was granted, more than 10% of the total combined voting power of all classes of stock of the Corporation,

(ii) three months after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, disability (within the meaning of Code Section 22(e)(3)), retirement or Cause,

(iii) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's death, disability (within the meaning of Code Section 22(e)(3)) or retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion (provided that such Option must be exercised within the time period prescribed by Section 422 of the Code to be treated as an Incentive Stock Option); or

(iv) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

(b) in the case of a Nonqualified Stock Option:

(i) ten (10) years from the date of grant,

(ii) ninety days after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, permanent disability, retirement or Cause,

(iii) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's death, permanent disability or retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion; or

(iv) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

(c) in the case of an SAR:

(i) seven (7) years from the date of grant,

(ii) ninety days after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for any reason other than death, permanent disability, retirement or Cause,

(iii) one year after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of death or permanent disability,

(iv) three years after the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is by reason of the Grantee's retirement in accordance with normal Corporation retirement practices, as determined by the Committee in its sole discretion; or

(v) the date the Grantee ceases to perform services for the Corporation or its subsidiaries, if such cessation is for Cause, as determined by the Corporation or the Committee in its sole discretion;

provided, that, unless otherwise provided in a specific grant agreement or determined by the Committee, an Option or SAR shall only be exercisable for the periods above following the date an optionee ceases to perform services to the extent the option was exercisable on the date of such cessation. Notwithstanding the foregoing, no Option or SAR shall be exercisable after the date of expiration of its term.

14. <u>Method of Exercise</u>.

To the extent that the right to purchase shares pursuant to an Option or to exercise an SAR has accrued hereunder, such Option or SAR may be exercised as follows:

(a) <u>Options</u>: Options may be exercised in whole or in part from time to time as specified in the Option agreement. The exercise notice shall state the number of shares being purchased and be accompanied by the payment in full of the exercise price for such shares. Such payment shall be made in cash, outstanding shares of the Common Stock which the Grantee, the Grantee's spouse or both have beneficially owned for at least six months prior to the time of exercise, or in combinations thereof. If shares of Common Stock are used in part or full payment for the shares to be acquired upon exercise of the Option, such shares shall be valued for the purpose of such exchange as of the date of exercise of the Option at the Fair Market Value of the shares.

(b) SARs: SARs may be exercised in whole or in part from time to time as specified in the SAR agreement.

15. Restricted Stock Awards.

The Committee may, in its discretion, grant Restricted Stock to directors, officers and key employees of the Corporation and any of its subsidiaries. Restricted Stock Awards may consist of shares issued subject to forfeiture if specified conditions are not satisfied ("Restricted Stock Shares") or agreements to issue shares of Common Stock in the future if specified conditions are satisfied ("Restricted Stock Units"). The Committee may condition the grant of Restricted Stock upon the attainment of Performance Goals so that the grant qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code. The Committee may also condition the grant of Restricted Stock upon such other conditions, restrictions and contingencies as the Committee may determine. The provisions of Restricted Stock Awards need not be the same with respect to each recipient. Restricted Stock Awards shall be subject to the following terms and conditions:

(a) Each Restricted Stock Award shall be confirmed by, and be subject to the terms of, an Award Agreement identifying the restrictions applicable to the Award.

(b) Until the applicable restrictions lapse or the conditions are satisfied, the Grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Restricted Stock Award.

(c) Except to the extent otherwise provided in the applicable Award Agreement and (d) below, the portion of the Restricted Stock Award still subject to restriction shall be forfeited by the Grantee upon termination of the Grantee's service for any reason.

(d) In the event of hardship or other special circumstances of a Grantee whose service is terminated (other than for Cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such Grantee's Restricted Stock Award.

(e) If and when the applicable restrictions lapse, unrestricted shares of Common Stock shall be issued to the Grantee.

(f) A Grantee receiving an Award of Restricted Stock Shares shall have all of the rights of a shareholder of the Corporation, including the right to vote the shares and the right to receive any cash dividends. Unless otherwise determined by the Committee, cash dividends shall be paid in cash and dividends payable in stock shall be paid in the form of additional Restricted Stock Shares.

(g) A Grantee receiving an Award of Restricted Stock Units shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her.

16. Performance Stock Awards.

The Committee may grant Performance Stock Awards either alone or in addition to other Awards granted under the Plan. The Committee anticipates that the Performance Stock Awards will be subject to both a performance condition and a condition related to the Grantee's continued employment. The Committee shall determine the eligible employees to whom and the time or times at which Performance Stock Awards will be made, the number of shares subject to the Award, the time or times within which such Awards will be subject to forfeiture and any other terms and conditions of the Awards. Performance Stock Awards shall be subject to the following terms and conditions:

(a) The Performance Stock Awards will be conditioned upon the attainment of one or more preestablished, objective corporate Performance Goals so that the Award qualifies as "performance-based compensation" within the meaning of Section 162(m) of the Code. Performance Goals shall be based on one or more business criteria that apply to the individual, a business unit, or the Corporation as a whole. It is intended that any Performance Goal will be in a form that relates the Performance Stock Award to an increase in the value of the Corporation to its shareholders.

(b) Performance Goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the Performance Goal relates The preestablished Performance Goal must state, in terms of an objective formula or standard, the method for computing the number of shares earned or subject to further vesting conditions if the goal is attained.

(c) Following the close of the performance period, the Committee shall determine whether the Performance Goal was achieved, in whole or in part, and determine the number of shares earned or subject to further vesting conditions.

(d) The Performance Stock Awards may be conditioned upon such other conditions, restrictions and contingencies as the Committee may determine, including the Grantee's continued employment. The provisions of Performance Stock Awards need not be the same with respect to each recipient.

(e) Until all conditions for a Performance Stock Award have been satisfied, the Grantee shall not be permitted to sell, assign, transfer, pledge or otherwise encumber the Award.

(f) Except to the extent otherwise provided by the Committee and (g) below, the portion of the Award still subject to restriction shall be forfeited by the Grantee upon termination of a Grantee's service for any reason.

(g) In the event of hardship or other special circumstances of a Grantee whose employment is terminated (other than for Cause), the Committee may waive in whole or in part any or all remaining restrictions with respect to such Grantee's Performance Stock Award.

(h) If and when the applicable restrictions lapse, unrestricted shares of Common Stock for such shares shall be issued to the Grantee.

A Grantee receiving a Performance Stock Award shall not be deemed the holder of any shares covered by the Award, or have any rights as a shareholder with respect thereto, until such shares are issued to him/her following the lapse of the applicable restrictions.

17. Cash Bonus Awards.

The Committee may establish Cash Bonus Awards either alone or in addition to other Awards granted under the Plan. The Committee shall determine the employees to whom and the time or times at which Cash Bonus Awards shall be granted, and the conditions upon which such Awards will be paid. The maximum Cash Bonus Award payable to an employee in any fiscal year shall not exceed $1,500,000. Cash Bonus Awards shall be subject to the following terms and conditions:

(a) A Cash Bonus Award under the Plan shall be paid solely on account of the attainment of one or more preestablished, objective Performance Goals. Performance Goals shall be based on one or more business criteria that apply to the individual, a business unit, or the Corporation as a whole. It is intended that any Performance Goal will be in a form that relates the bonus to an increase in the value of the Corporation to its shareholders.

(b) Performance Goals shall be established in writing by the Committee not later than 90 days after the commencement of the period of service to which the Performance Goal relates The pre-established Performance Goal must state, in terms of an objective formula or standard, the method for computing the amount of compensation payable to any employee if the goal is attained.

(c) Following the close of the performance period, the Committee shall determine whether the Performance Goal was achieved, in whole or in part, and determine the amount payable to each employee.

This Plan does not limit the authority of the Corporation, the Board or the Committee, or any Subsidiary to award bonuses or authorize any other compensation to any person.

18. Withholding.

The Corporation shall have the power and the right to deduct or withhold, or require a Grantee to remit to the Corporation, an amount sufficient to satisfy Federal, state, and local taxes (including the Grantee's FICA obligation) required by law to be withheld with respect to any taxable event arising or as a result of this Plan. With respect to withholding required upon the exercise of Options or SARs, upon the lapse of restrictions on Restricted Stock or the payment of Performance Stock Awards, Grantees may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Corporation withhold shares having a Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax which could be imposed on the transaction.

19. Effect of Change in Stock Subject to Plan.

In the event of a reorganization, recapitalization, stock split, stock dividend, merger, consolidation, rights offering or like transaction, the Committee will make such adjustment in the number of and class of shares which may be delivered under the Plan, and in the number and class of and/or price of shares subject to outstanding Options, SARs, Restricted Stock and Performance Stock granted under the Plan as it may deem to be equitable. While the Committee must make such an adjustment, the determination by the Committee as to what is equitable shall be at its discretion. Notwithstanding, in the event of the merger or consolidation of the Corporation with or into another corporation or corporations in which the Corporation is not the surviving corporation, the adoption of any plan for the dissolution of the Corporation, or the sale or exchange of all or substantially all the assets of the Corporation for cash or for shares of stock or other securities of another corporation, the Committee may, subject to the approval of the Board of Directors of the Corporation, or the board of directors of any corporation assuming the obligations of the Corporation hereunder, take action regarding each outstanding and unexercised Option and SAR pursuant to either clause (a) or (b) below:

(a) Appropriate provision may be made for the protection of such Option and SAR by the substitution on an equitable basis of appropriate shares of the surviving or related corporation, provided that the excess of the aggregate Fair Market Value of the shares subject to such Award immediately before such substitution over the exercise price thereof is not more than the excess of the aggregate fair market value of the substituted shares made subject to Award immediately after such substitution over the exercise price thereof; or

(b) The Committee may cancel such Award. In the event any Option or SAR is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash (less normal withholding taxes) equal to the excess of the highest Fair Market Value per share of the Stock during the 60-day period immediately preceding the merger, consolidation or reorganization over the exercise price, multiplied by the number of shares subject to such Option or SAR. In the event any other Award is canceled, the Corporation, or the corporation assuming the obligations of the Corporation hereunder, shall pay the Grantee an amount of cash or stock, as determined by the Committee, based upon the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Common Stock as a result of such event. No payment shall be made to a Grantee for any Option or SAR if the exercise price for such Option or SAR exceeds the value, as determined by the Committee, of the property (including cash) received by the holder of a share of Common Stock as a result of such event.

Notwithstanding anything to the contrary, in the event a Change in Control should occur, all Options, SARs, Restricted Stock Shares and Restricted Stock Units then outstanding shall become immediately vested or exercisable upon the date of the Change in Control. Further, the Committee shall have the right to cancel such Options or SARs and pay the Grantee an amount determined under (b) above.

20. Liquidation.

Upon the complete liquidation of the Corporation, any unexercised Options and SARs theretofore granted under this Plan shall be deemed canceled.

21. No Employment or Retention Agreement Intended.

Neither the establishment of, nor the awarding of Awards under this Plan shall be construed to create a contract of employment or service between any Grantee and the Corporation or its subsidiaries; nor does it give any Grantee the right to continued service in any capacity with the Corporation or its subsidiaries or limit in any way the right of the Corporation or its subsidiaries to discharge any Grantee at any time and without notice, with or without Cause, or to any benefits not specifically provided by this Plan, or in any manner modify the Corporation's right to establish, modify, amend or terminate any profit sharing or retirement plans.

22. Shareholder Rights.

Grantee shall not, by reason of any Options granted hereunder, have any right of a shareholder of the Corporation with respect to the shares covered by the Options until shares of Stock have been issued to Grantee.

23. Controlling Law.

The law of the State of Wisconsin, except its law with respect to choice of law, shall be controlling in all matters relating to the Plan.

24. Indemnification.

In addition to such other rights of indemnification as they may have, the members of the Committee and other Corporation employees administering the Plan and the Board members shall be indemnified by the Corporation against the reasonable expenses, including attorneys' fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Corporation) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such member acted in bad faith in the performance of his duties; provided that within 20 days after institution of any such action, suit or proceeding, the member shall in writing offer the Corporation the opportunity, at its own expense, to handle and defend the same.

25. Use of Proceeds.

The proceeds from the sale of shares of Common Stock pursuant to Options granted under the Plan shall constitute general funds of the Corporation.

26. Amendment of the Plan.

The Board may from time to time amend, modify, suspend or terminate the Plan; provided, however, that no such action shall be made without shareholder approval where such change would be required in order to comply with Rule 16b-3 or the Code.

27. Effective Date of Plan.

The Plan shall become effective on the date it approved by the shareholders of the Corporation (the "Effective Date").

28. Termination of the Plan.

The Plan will expire ten (10) years after the Effective Date, solely with respect to the granting of Incentive Stock Options or such later date as may be permitted by the Code for Incentive Stock Options; provided, however, that the Plan shall terminate at such earlier time as the Board may determine. Any such termination, either partially or wholly, shall not affect any Awards then outstanding under the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10–K

(mark one)
_X_ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 29, 2007

OR

____ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 000-14824

PLEXUS CORP.

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	**39-1344447**
(State or other jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

55 Jewelers Park Drive
Neenah, Wisconsin 54957-0156
(920) 722-3451
(Address, including zip code, of principal executive offices and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	Common Stock, $.01 par value Preferred Stock Purchase Rights (Title of Class)
Securities registered pursuant to Section 12(g) of the Act:	None

Indicate by check mark if the registrant is a well-known seasonal issuer, as defined in Rule 405 of the Securities Act. Yes _✓_ No___

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes___ No _✓_

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports(s)) and (2) has been subject to such filing requirements for the past 90 days. Yes _✓_ No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer _✓_ Accelerated filer ___ Non-accelerated filer ___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ___ No _✓_

As of March 31, 2007, 46,328,315 shares of common stock were outstanding, and the aggregate market value of the shares of common stock (based upon the $17.15 closing sale price on that date, as reported on the NASDAQ Stock Market) held by non-affiliates (excludes 398,390 shares reported as beneficially owned by directors and executive officers – does not constitute an admission as to affiliate status) was approximately $787.7 million.

As of November 14, 2007, there were 46,461,200 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Document are Incorporated
Proxy Statement for 2008 Annual Meeting of Shareholders	Part III

"SAFE HARBOR" CAUTIONARY STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

The statements contained in the Form 10-K that are not historical facts (such as statements in the future tense and statements including "believe," "expect," "intend," "plan," "anticipate," "goal," "target" and similar terms and concepts, including all discussions of periods which are not yet completed) are forward-looking statements that involve risks and uncertainties, including, but not limited to:

- the economic performance of the electronics, technology and defense industries
- the risk of customer delays, changes or cancellations in both ongoing and new programs
- the poor visibility of future orders in the defense market sector and the uncertainty of defense appropriations, spending and needs
- possible non-compliance with the statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices
- our ability to secure new customers and maintain our current customer base
- the risks of concentration of work for certain customers
- material cost fluctuations and the adequate availability of components and related parts for production
- the effect of changes in average selling prices
- the effect of start-up costs of new programs and facilities, including our expansions in Asia
- the adequacy of restructuring and similar charges as compared to actual expenses
- the degree of success and the costs of efforts to improve the financial performance of our Mexican operations
- possible unexpected costs and operating disruption in transitioning programs
- the costs and inherent uncertainties of pending litigation
- the effect of general economic conditions and world events (such as increases in oil prices, terrorism and war in the Middle East)
- the impact of increased competition and
- other risks detailed below, especially in "Risk Factors", otherwise herein, and in our Securities and Exchange Commission filings.

In addition, see Risk Factors in Item 1A and the Management's Discussion and Analysis of Financial Condition and Results of Operations in Item 7 for a further discussion of some of the factors that could affect future results.

* * *

PART 1

ITEM 1. BUSINESS

Overview

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. As a full service contract manufacturer, we provide product realization services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/networking, wireless infrastructure, medical, industrial/commercial, and defense/security/aerospace market sectors. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex and global fulfillment solutions, high technology manufacturing and test services, and high reliability products. We offer our customers the ability to outsource all stages of product realization, including development and design; materials sourcing, procurement and management; prototyping and new product introduction; testing; manufacturing; product configuration; logistics and test/repair. We are increasingly providing fulfillment and logistic services to many of our customers. Direct Order Fulfillment ("DOF") entails receiving orders from our customers that provide the final specifications required by the end customer. We then build to order and configure to order and deliver the product directly to the end customer. The DOF process relies on Enterprise Resource Planning ("ERP") systems integrated with those of our customers to manage the overall supply chain from parts procurement through manufacturing and logistics.

Our customers include both industry-leading OEMs and technology companies that have never manufactured products internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure and the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other governmental approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEM's.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal operations, we do not design or manufacture our own proprietary products.

Established in 1979 as a Wisconsin corporation, we have approximately 7,500 full-time employees, including approximately 1,160 engineers and technologists dedicated to product development and design, test equipment development and design, and manufacturing process development and control, all of whom operate from 18 active facilities in 13 locations, totaling approximately 2.2 million square feet.

We maintain a website at www.plexus.com. We make available through that website, free of charge, copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Reports on Form 8-K, and amendments to those reports, as soon as reasonably practical after we electronically file those materials with, or furnish them to, the Securities and Exchange Commission ("SEC"). Our Code of Conduct and Business Ethics is also posted on our website. You may access these SEC reports and the Code of Conduct and Business Ethics by following the links under "Investor Relations" at our website.

Services

Plexus offers a broad range of integrated services as more fully described below; our customers may utilize any, or all, of the following services and tend to use more of these services as their outsourcing strategies mature:

Product development and design. We provide comprehensive conceptual design and value-engineering services. These product design services include project management, feasibility studies, product conceptualization, specifications for product features and functions, product engineering specifications, circuit design (including digital, microprocessor, power, analog, RF, optical and micro-electronics), application-specific integrated circuit design (ASIC), printed circuit board layout, embedded software design, product housing design, development of test specifications and product validation testing. We invest in the latest design automation tools and technology. We also provide comprehensive value-engineering services for our customers that extend the life cycles of their products. These value-added services include engineering change-order management, cost reduction, component obsolescence, feature expansion, test enhancement and component re-sourcing.

Prototyping and new product introduction services. We provide assembly of prototype products within our operating sites. We supplement our prototype assembly services with other value-added services, including materials management, analysis of the manufacturability and testability of a design, test implementation and pilot production runs leading to volume production. These services link our engineering, our customers' engineering and our volume manufacturing facilities. These links facilitate an efficient transition from engineering to manufacturing. We believe that these services provide significant value to our customers by accelerating their products' time-to-market schedule.

Test equipment development. Enhanced product functionality has led to increasingly complex components and assembly techniques; consequently, there is a need to design and assemble increasingly complex in-circuit and functional test equipment for electronic products and assemblies. Our internal development of this test equipment allows us to rapidly specify, implement, maintain and enhance test solutions that efficiently test printed circuit assemblies, subassemblies, system assemblies and finished products. We also develop specialized equipment that allows us to environmentally stress-test products during functional testing to assure reliability. We believe that the internal design and production of test equipment is an important factor in our ability to provide technology-driven products of consistently high quality.

Material sourcing and procurement. We provide contract manufacturing services on either a "turnkey" basis, which means we source and procure the materials required for product assembly, or on a "consignment" basis, which means the customer supplies the materials necessary for product assembly. Turnkey services include materials procurement and warehousing in addition to manufacturing and involve greater resource investment and potential inventory risk than consignment services. Substantially all of our manufacturing services are currently on a turnkey basis.

Agile manufacturing services. We have the manufacturing services expertise required to assemble very complex electronic products that utilize multiple printed circuit boards and subassemblies. These manufacturing services, which we endeavor to provide on an agile and rapid basis, include developing and implementing materials and manufacturing strategies that meet our customers' requirements for demand flexibility, for assembling printed circuit boards utilizing a wide range of assembly technologies, and for building and configuring final product and system boxes and testing assemblies to meet customers' requirements. These complex products are typically configured to fulfill unique end-customer requirements and many are shipped directly to our customers' end users.

Fulfillment and logistic services. We are increasingly providing fulfillment and logistic services to many of our customers. DOF entails receiving orders from our customers that provide the final specifications required by the end-customer. We then Build to Order ("BTO") and Configure to Order ("CTO") and deliver the product directly to the end-customer. The DOF process relies on ERP systems integrated with those of our customers to manage the overall supply chain from parts procurement through manufacturing and logistics.

After-market support. We provide service support for manufactured products requiring repair and/or upgrades, which may or may not be under a customer's warranty. We provide in and out bound logistics required to support fulfillment and service. We may also provide installation for select products, if required.

Regulatory requirements. In addition, we have developed certain processes and tools to meet industry-specific requirements. Among these are the tools and processes to assemble finished medical devices that meet U.S. Food and Drug Administration Quality Systems Regulation requirements and similar regulatory requirements in other countries.

Our manufacturing and engineering facilities are ISO certified to 9001:2000 standards. We have additional certifications and/or registrations held by certain of our facilities in various geographic locations:

- Medical Standard ISO 13485:2003 – United States, Asia, Mexico, Europe
- Environmental Standard ISO – 14001 – Asia, Europe
- 21 CFR Part 820 (FDA) (Medical) – United States, Asia, Mexico
- Telecommunications Standard TL 9000 – United States, Asia
- Aerospace Standard AS9100 – United States, Asia
- ITAR (International Traffic and Arms Regulation) self-declaration – United States
- ANSI/ESD (Electrostatic Discharge Control Program) S20.20 – United States

Customers and Market Sectors Served

We provide services to a wide variety of customers, ranging from large multinational companies to smaller emerging technology companies. During fiscal 2007, we provided services to over 130 customers. For many customers, we provide design and production capabilities, thereby allowing these customers to concentrate on research and development, concept development, distribution, marketing and sales. This helps accelerate their time to market, reduce their investment in engineering and manufacturing capacity and optimize total product cost.

Juniper Networks Inc. ("Juniper") and General Electric Corp. ("GE") accounted for 21 percent and 10 percent, respectively, of our net sales in fiscal 2007. Juniper and GE accounted for 19 percent and 12 percent, respectively, of our net sales in both fiscal 2006 and fiscal 2005. No other customer accounted for 10 percent or more of our net sales in fiscal 2007, 2006 or 2005. The loss of any of our major customers could have a significant negative impact on our financial results.

Many of our large customers contract with us through independent multiple divisions, subsidiaries, production facilities or locations. We believe that in most cases our sales to any one such division, subsidiary, facility or location are not dependent on sales to others.

The distribution of our net sales by market sectors is shown in the following table:

Industry	Fiscal years ended September 29, 2007	September 30, 2006	October 1, 2005
Wireline/Networking	44%	38%	38%
Wireless Infrastructure	8%	9%	10%
Medical	24%	26%	30%
Industrial/Commercial	15%	18%	17%
Defense/Security/Aerospace	9%	9%	5%
	100%	100%	100%

Although our current business development focus is based on the end-market sectors noted above, we evaluate our financial performance and allocate our resources on a geographic basis (see Note 12 in Notes to Consolidated Financial Statements regarding our reportable segments).

Materials and Suppliers

We typically purchase raw materials, including printed circuit boards and electronic components, from manufacturers as well as from electronic distributors. In addition, we occasionally purchase components from customers. The key electronic components we purchase include specialized components such as application-specific integrated circuits, semiconductors, interconnect products, electronic subassemblies (including memory modules, power supply modules and cable and wire harnesses), inductors, resistors and capacitors. Along with these electronic components, we also purchase components used in higher-level assembly and manufacturing. These components include injection-molded plastics, pressure-formed plastics, vacuum-formed plastics, sheet metal fabrications, aluminum extrusions, die castings and various other hardware and fastener components. All of these components range from standard to highly customized and vary widely in terms of market availability and price.

Occasional component shortages and subsequent allocations by suppliers are an inherent part of the electronics industry. We actively manage our business to try to minimize our exposure to material and component shortages. We have a corporate sourcing and procurement organization whose primary purpose is to develop supply-chain sources and create strong supplier alliances to ensure, as much as possible, a steady flow of components at competitive prices. Because we design products and therefore can influence the selection of components used in some new products, component manufacturers often provide us with priority access to materials and components, even during times of shortages. We have undertaken a series of initiatives, including the utilization of in-plant stores, point-of-use programs, assured supply programs and other efforts to improve our overall supply chain flexibility.

New Business Development

Our new business development is directed primarily through an internal effort organized around end-markets, or market sectors. Each market sector has a team of dedicated, empowered resources including sector vice presidents, customer management vice presidents, sales account executives, customer managers, customer development directors, market sector analysts, and service specialists. Our sales and marketing efforts focus on generating both new customers and expanding business with existing customers. Our ability to provide a full range of product realization services is a marketing advantage; our service specialists participate in marketing through direct customer contact and participation in industry symposia and seminars.

Competition

The market for the services we provide is highly competitive. We compete primarily on the basis of meeting the unique needs of our customers, and providing flexible solutions, timely order fulfillment and strong engineering, testing and production capabilities. We have many competitors in the electronics design and assembly industry. Larger and more geographically diverse competitors have substantially more resources than we do. Other, smaller competitors primarily compete only in specific sectors, typically within limited geographical areas. We also compete against companies that design or manufacture items in-house. In addition, we compete against foreign, low-labor cost manufacturers. This foreign, low-labor cost competition tends to focus on commodity and consumer-related products, which is not our focus.

Intellectual Property

We own various service marks, including "Plexus," and "Plexus, The Product Realization Company." Although we own certain patents, they are not currently material to our business. We do not have any material copyrights.

Information Technology

In fiscal 2001, we began implementation of an ERP platform. This ERP platform augments our other management information systems and includes software from J.D. Edwards (now part of the Oracle Corporation) and several other vendors. The ERP platform includes various software systems to enhance and standardize our ability to translate information from multiple production facilities into operational and financial information and create a consistent set of core business applications at our facilities worldwide. We believe the related software licenses are of a general commercial character on terms customary for these types of agreements. During fiscal 2007, we converted four additional manufacturing facilities to the common ERP platform resulting in approximately 92 percent of our net sales being managed on the common ERP platform at the end of fiscal 2007. In October 2007, we added our final manufacturing site to the common ERP platform. We plan to extend the common ERP platform to the engineering entities over the next year; however, the conversion timetable for the remaining Plexus entities and project scope are subject to change based upon our evolving needs.

Environmental Compliance

We are subject to a variety of environmental regulations relating to air emission standards and the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process. We believe that we are in compliance with all federal, state and foreign environmental laws and do not anticipate any significant expenditures in maintaining our compliance; however, there can be no assurance that violations will not occur which could have a material adverse effect on our financial results.

Two relatively recent European Union ("EU") directives particularly affect our business from an environmental perspective. The first of these is the Restriction of the use of Certain Hazardous Substances ("RoHS"). RoHS restricts within the EU the distribution of products containing certain substances, with lead being the restricted substance most relevant to us. The second EU directive is the Waste Electrical and Electronic Equipment directive, which requires a manufacturer or importer, at its own cost, to take back and recycle all of the products it either manufactured in or imported into the EU. Since both of these EU directives affect the worldwide electronics supply-chain, we expect that there will be further collaborative efforts with our suppliers and customers to develop compliant processes and products, although to date the cost of such efforts to us and our liability for non-compliance has been nominal.

Employees

Our employees are one of our primary strengths, and we make a considerable effort to maintain a well-qualified and motivated work force. We have been able to offer enhanced career opportunities to many of our employees. Our human resources department identifies career objectives and monitors specific skill developments for employees with potential for advancement. We invest at all levels of the organization to ensure that employees are well trained. We have a policy of involvement and consultation with employees at every facility and strive for continuous improvement at all levels.

We employ approximately 7,500 full-time employees. Given the quick response times required by our customers, we seek to maintain flexibility to scale our operations as necessary to maximize efficiency. To do so, we use skilled temporary labor in addition to our full-time employees. In Europe, approximately 170 of our employees are covered by union agreements. These union agreements are typically renewed at the beginning of each year, although in a few cases these agreements may last two or more years. Our employees in the United States, Malaysia, China and Mexico are not covered by union agreements. We have no history of labor disputes at any of our facilities. We believe that our employee relationships are good.

ITEM 1A RISK FACTORS

Our net sales and operating results may vary significantly from quarter to quarter.

Our quarterly and annual results may vary significantly depending on various factors, many of which are beyond our control. These factors include:

- the volume and timing of customer orders relative to our capacity
- the typical short life-cycle of our customers' products
- customers' operating results and business conditions
- changes in our customers' sales mix
- failures of our customers to pay amounts due to us
- volatility of customer orders for certain programs for the Defense sector
- possible non-compliance with the statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices
- the timing of our expenditures in anticipation of future orders
- our effectiveness in planning production and managing inventory, fixed assets and manufacturing processes
- changes in cost and availability of labor and components and
- changes in U.S. and global economic and political conditions and world events.

The majority of our net sales come from a relatively small number of customers and a limited number of market sectors; if we lose any of these customers or there are problems in those market sectors, our net sales and operating results could decline significantly.

Net sales to our ten largest customers have represented a majority of our net sales in recent periods. Our ten largest customers accounted for approximately 61 percent, 59 percent and 60 percent of our net sales for fiscal 2007, 2006 and 2005, respectively. For fiscal 2007, 2006 and 2005, there were two customers, which represented 10 percent or more of our net sales. Our principal customers may vary from period to period, and our principal customers may not continue to purchase services from us at current levels, or at all. Significant reductions in net sales to any of these customers, or the loss of other major customers, could seriously harm our business.

In addition, we focus our net sales to customers in only a few market sectors. For example, net sales to customers in the wireline/networking sector recently have increased significantly in absolute dollars, making us more dependent upon the performance of that sector and the economic and business conditions that affect it. In addition, net sales in the defense/security/aerospace sector have become increasingly important in some periods; however, net sales in this sector are particularly susceptible to significant period-to-period variations. Any weakness in the market sectors in which our customers are concentrated could affect our business and results of operations.

Our customers do not make long-term commitments and may cancel or change their production requirements.

EMS companies must respond quickly to the requirements of their customers. We generally do not obtain firm, long-term purchase commitments from our customers. Customers also cancel requirements, change production quantities or delay production for a number of reasons that are beyond our control. The success of our customers' products in the market and the strength of the markets themselves affect our business. Cancellations, reductions or delays by a significant customer, or by a group of customers, could seriously harm our operating results. Such cancellations, reductions or delays have occurred and may continue to occur.

In addition, we make significant decisions based on our estimates of customers' requirements, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs and other resource requirements. The short-term nature of our customers' commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers. Since many of our operating expenses are fixed, a reduction in customer demand can harm our operating results. Moreover, since our margins vary across customers and specific programs, a reduction in demand with higher margin customers or programs will have a more significant adverse effect on our operating results.

Rapid increases in customer requirements may stress personnel and other capacity resources. We may not have sufficient resources at any given time to meet all of our customers' demands or to meet the requirements of a specific program.

Our manufacturing services involve inventory risk.

Most of our contract manufacturing services are provided on a turnkey basis, under which we purchase some, or all, of the required raw materials. Excess or obsolete inventory could adversely affect our operating results.

In our turnkey operations, we order raw materials based on customer forecasts and/or orders. Suppliers may require us to purchase raw materials in minimum order quantities that may exceed customer requirements. A customer's cancellation, delay or reduction of forecasts or orders can also result in excess inventory or additional expense to us. Engineering changes by a customer may result in obsolete raw material. While we attempt to cancel, return or otherwise mitigate excess and obsolete raw materials and require customers to reimburse us for excess and obsolete inventory, we may not actually be reimbursed timely or be able to collect on these obligations.

In addition, we provide managed inventory programs for some of our key customers under which we hold and manage finished goods or work-in-process inventories. These managed inventory programs may result in higher inventory levels, further reduce our inventory turns and increase our financial exposure with such customers. Even though our customers generally have contractual obligations to purchase such inventories from us, we remain subject to the risk of enforcing those obligations.

We may experience raw material shortages and price fluctuations.

We do not have any long-term supply agreements. At various times, we have experienced component shortages due to supplier capacity constraints or their failure to deliver. At times, component shortages have been prevalent due to industry-wide conditions, and such shortages can be expected to recur from time to time. World events, such as foreign government policies, terrorism, armed conflict and epidemics, could also affect supply chains. We rely on a limited number of suppliers for many of the components used in the assembly process and, in some cases, may be required to use suppliers that are the sole provider. Such suppliers may encounter quality problems or financial difficulties which could preclude them from delivering components timely or at all. Supply shortages and delays in deliveries of components have resulted in delayed production of assemblies, which have increased our inventory levels and adversely affected our operating results. An inability to obtain sufficient components on a timely basis could also harm relationships with our customers.

Component supply shortages and delays in deliveries have also resulted in increased component pricing. While many of our customers permit quarterly or other periodic adjustments to pricing based on changes in component prices and other factors, we typically bear the risk of component price increases that occur between any such repricings or, if such repricing is not permitted, during the balance of the term of the particular customer contract. Conversely, component price reductions have contributed positively to our operating results in the past. Our inability to continue to benefit from such reductions in the future could adversely affect our operating results.

Failure to manage periods of growth or contraction, if any, may seriously harm our business.

Our industry frequently sees periods of expansion and contraction to adjust to customers' needs and market demands. Plexus regularly contends with these issues and must carefully manage its business to meet customer and market requirements. If we fail to manage these growth and contraction decisions effectively, we can find ourselves with either excess or insufficient capacity and our business and profitability may suffer.

Expansion can inherently include additional costs and start-up inefficiencies. In fiscal 2007, we expanded our operations in Asia, including the recent addition of a third facility in Penang, Malaysia, as well as the doubling of capacity in our existing facility in Xiamen, China. If we are unable to effectively manage the currently anticipated growth, or the anticipated net sales are not realized, our operating results could be adversely affected. In addition, we may expand our operations in new geographical areas where currently we do not operate. Other risks of current or future expansion include:

- the inability to successfully integrate additional facilities or incremental capacity and to realize anticipated synergies, economies of scale or other value
- additional fixed costs which may not be fully absorbed by new business

- difficulties in the timing of expansions, including delays in the implementation of construction and manufacturing plans
- diversion of management's attention from other business areas during the planning and implementation of expansions
- strain placed on our operational, financial, management, systems and other resources and
- inability to locate sufficient customers, employees or management talent to support the expansion.

Periods of contraction or reduced net sales create other challenges. We must determine whether facilities remain viable, whether staffing levels need to be reduced, and how to respond to changing levels of customer demand. While maintaining multiple facilities or higher levels of employment entail short-term costs, reductions in employment could impair our ability to respond to market improvements or to maintain customer relationships. Our decisions to reduce costs and capacity can affect our short-term and long-term results. When we make decisions to reduce capacity or to close facilities, we frequently incur restructuring charges.

In addition, to meet our customers' needs, or to achieve increased efficiencies, we sometimes require additional capacity in one location while reducing capacity in another. Since customers' needs and market conditions can vary and change rapidly, we may find ourselves in a situation where we simultaneously experience the effects of contraction in one location and expansion in another location, such as those noted above.

Operating in foreign countries exposes us to increased risks, including foreign currency risks.

We have operations in China, Malaysia, Mexico and the United Kingdom, which generated 37 percent of our total net sales for fiscal 2007, a 3 percent increase over fiscal 2006. We also purchase a significant number of components manufactured in foreign countries. These international aspects of our operations subject us to the following risks that could materially impact our operating results:

- economic or political instability
- transportation delays or interruptions
- foreign exchange rate fluctuations
- difficulties in staffing and managing foreign personnel in diverse cultures
- the effects of international political developments and
- foreign regulatory requirements.

We do not generally "hedge" foreign currencies. As our foreign operations expand, our failure to adequately hedge foreign currency transactions and/or the currency exposures associated with assets and liabilities denominated in non-functional currencies could adversely affect our consolidated financial condition, results of operations and cash flows.

In addition, changes in policies by the U.S. or foreign governments could negatively affect our operating results due to changes in duties, tariffs, taxes or limitations on currency or fund transfers. For example, our facility in Mexico operates under the Mexican Maquiladora program, which provides for reduced tariffs and eased import regulations; we could be adversely affected by changes in that program. Also, the Malaysian and Chinese subsidiaries currently receive favorable tax treatments from these governments which extend for approximately 12 years and 6 years, respectively, which may not be extended. Finally, China and Mexico have passed new tax laws which are expected to take effect on January 1, 2008. These new laws may result in higher tax rates on our operations in those countries.

We and our customers are subject to extensive government regulations.

Government regulation and procurement practices significantly affect both our operations and the market sectors in which our customers operate. These requirements can, in turn, affect our operations and costs. Failure by us or our customers to comply with these regulations and practices could seriously affect our operations and profitability.

Extensive government regulation affects our operations.

We are subject to extensive regulation as to how we conduct our business. These regulations affect every aspect of our business, including our labor, employment, workplace safety, environmental and import/export practices, as well as many other facets of our operations. At the corporate level, we are subject to increasingly stringent regulation and requirements as a publicly-held company; recent accounting and corporate governance practices and the Sarbanes-Oxley Act have led to more stringent securities regulation and disclosure requirements.

We are also subject to environmental regulations relating to air emission standards and the use, storage, discharge, recycling and disposal of hazardous chemicals used in our manufacturing processes. If we fail to comply with present and future regulations, we could be subject to future liabilities or the suspension of business. These regulations could restrict our ability to expand our facilities or require us to acquire costly equipment or incur significant expense. While we are not currently aware of any material violations, we may have to spend funds to comply with present and future regulations or be required to perform site remediation.

Government regulations also affect our customers and their industries, which could affect our net sales.

In addition, our customers are also required to comply with various government regulations and legal requirements. Their failure to comply could affect their businesses, which in turn would affect our sales to them. The processes we engage in for these customers must comply with the relevant regulations. In addition, if our customers are required by regulation or other legal requirements to make changes in their product lines, these changes could significantly disrupt particular projects for these customers and create inefficiencies in our business.

Some of the sectors in which our customers operate are subject to particularly stringent government regulation or are particularly affected by government practices. In those sectors, both our customers and ourselves need to assure compliance with those regulations, and failure to do so could affect both our business and profitability as more specifically discussed below.

Medical – Our net sales to the medical sector, which represented approximately 24 percent of our net sales for fiscal 2007, is subject to substantial government regulation, primarily from the federal Food and Drug Administration ("FDA") and similar regulatory bodies in other countries. We must comply with statutes and regulations covering the design, development, testing, manufacturing and labeling of medical devices and the reporting of certain information regarding their safety. Failure to comply with these regulations can result in, among other things, fines, injunctions, civil penalties, criminal prosecution, recall or seizure of devices, or total or partial suspension of production. The FDA also has the authority to require repair or replacement of equipment, or refund of the cost of a device manufactured or distributed by our customers. Violations may lead to penalties or shutdowns of a program or a facility. Failure or noncompliance could have an adverse effect on our reputation as well as our net sales.

Defense - In recent periods, our net sales to the defense/security/aerospace sector have significantly increased. Companies that design and manufacture for this sector face governmental, security and other requirements. Failure to comply with those requirements could materially affect their financial condition and results of operations. In addition, defense contracting can be subject to extensive procurement processes and other factors that can affect the timing and duration of contracts and orders. For example, defense orders are subject to continued Congressional appropriations for these programs, as well as continued determinations by the Department of Defense to continue them. Products for the military are also subject to continued testing of their operations in the field and changing military operational needs, which could affect the possibility and timing of future orders.

While those arrangements may result in a significant amount of net sales in a short period of time as happened in the last two quarters of fiscal 2006, the fourth quarter of fiscal 2007, and that we currently anticipate occurring in the first two quarters of fiscal 2008, they may or may not result in continuing long-term relationships. Even in the case of continuing long-term relationships, orders in the defense sector can be episodic and vary significantly from period to period.

Wireline/Wireless - The end-markets for most of our customers in the wireline/networking and wireless infrastructure sectors are subject to regulation by the Federal Communications Commission, as well as by various state and foreign government agencies. The policies of these agencies can directly affect both the near-term and long-term demand and profitability of the sector and therefore directly impact the demand for products that we manufacture.

If we are unable to maintain our engineering, technological and manufacturing process expertise, our results may be adversely affected.

The markets for our manufacturing and engineering services are characterized by rapidly changing technology and evolving process developments. Our manufacturing and design processes are also subject to these factors. The continued success of our business will depend upon our continued ability to:

- retain our qualified engineering and technical personnel
- maintain and enhance our technological capabilities
- successfully manage the implementation and execution of information systems
- develop and market manufacturing services which meet changing customer needs and
- successfully anticipate, or respond to, technological changes on a cost-effective and timely basis.

Although we believe that our operations utilize the assembly and testing technologies, equipment and processes that are currently required by our customers, we cannot be certain that we will develop the capabilities required by our customers in the future. The emergence of new technology, industry standards or customer requirements may render our equipment, inventory or processes obsolete or noncompetitive. In addition, we may have to acquire new design, assembly and testing technologies and equipment to remain competitive. The acquisition and implementation of new technologies and equipment may require significant expense or capital investment that could reduce our liquidity and negatively affect our operating results. Our failure to anticipate and adapt to our customers' changing technological needs and requirements could have an adverse effect on our business.

We are nearing completion of a multi-year project to install a common ERP platform and associated information systems at most of our manufacturing sites. As of September 29, 2007, facilities representing approximately 92 percent of our net sales are currently managed on the common ERP platform. In October 2007, we added our final manufacturing site to the common ERP platform. We plan to extend the common ERP platform to the engineering entities over the next year; however, the conversion timetable for the remaining Plexus entities and project scope are subject to change based upon our evolving needs. Any delay in the implementation or execution of the common ERP platform, as well as other information systems, could result in material adverse consequences, including disruption of operations, loss of information and unanticipated increases in expense.

Start-up costs and inefficiencies related to new or transferred programs can adversely affect our operating results.

The management of labor and production capacity in connection with the establishment of new programs and new customer relationships, and the need to estimate required resources in advance of production can adversely affect our gross margins and operating margins. These factors are particularly evident in the early stages of the life-cycle of new products and new programs or program transfers. We are managing a number of new programs at any given time. Consequently, we are exposed to these factors. In addition, if any of these new programs or new customer relationships were terminated, our operating results could worsen, particularly in the short term.

The effects of these start-up costs and inefficiencies can also occur when we transfer programs between locations. Although we try to minimize the potential losses arising from transitioning customer programs between Plexus facilities, there are inherent risks that such transitions can result in operational inefficiencies and the disruption of programs and customer relationships.

There may be problems with the products we design or manufacture that could result in liability claims against us and reduced demand for our services.

The products which we design or manufacture may be subject to liability claims in the event that defects are discovered or alleged. We design and manufacture products to our customers' highly complex specifications. Despite our quality control and quality assurance efforts, problems may occur, or be alleged to have occurred, in the design and/or manufacturing of these products. Problems in the products we manufacture, whether real or alleged, whether caused by faulty customer specifications or in the design or manufacturing processes or by a component defect, and whether or not we are responsible, may result in delayed shipments to customers and/or reduced or cancelled customer orders. If these problems were to occur in large quantities or too frequently, our business reputation may also be tarnished. In addition, problems may result in liability claims against us, whether or not we are responsible. Even if customers or third parties such as component suppliers are responsible for defects, they may not, or may not be able to, assume responsibility for any such costs or required payments to us. We occasionally incur costs defending claims, and disputes could affect our business relationships.

Intellectual property infringement claims against our customers or us could harm our business.

Our design and manufacturing services and the products offered by our customers involve the creation and use of intellectual property rights, which subject us and our customers to the risk of claims of intellectual property infringement from third parties. In addition, our customers may require that we indemnify them against the risk of intellectual property infringement. If any claims are brought against us or our customers for infringement, whether or not these have merit, we could be required to expend significant resources in defense of those claims. In the event of an infringement claim, we may be required to spend a significant amount of money to develop non-infringing alternatives or obtain licenses. We may not be successful in developing alternatives or obtaining licenses on reasonable terms or at all. Infringement by our customers could cause them to discontinue production of some of their products, potentially with little or no notice, which may reduce our net sales to them and disrupt our production.

Additionally, if third parties, such as component manufacturers, are responsible for the infringement, they may or may not have the resources to assume responsibility for any related costs or required payments to us, and we may incur costs defending claims. While third parties may be required to indemnify us against claims of intellectual property infringement, if those third parties are unwilling or unable to indemnify us, we may be exposed to additional costs.

We are defendants in securities class action lawsuits.

Two securities class action lawsuits were filed against us and several of our current or former officers and/or directors during June 2007. The lawsuits allege securities law violations and seek unspecified damages relating to our July 26, 2006 announcement of our fiscal fourth quarter earnings outlook and that our manufacturing facility in Maldon, England would be closed. We could be subject to additional or related lawsuits or other inquiries in connection with this matter. The defense of these lawsuits could result in the diversion of management's time and attention away from business operations and negative developments with respect to the lawsuits and the costs incurred defending ourselves could have an adverse impact on our business and our stock price. Adverse outcomes or settlements could also require us to pay damages or incur liability for other remedies that could have a material adverse effect on our consolidated results of operations, financial position and cash flows.

Our products are for the electronics industry, which produces technologically advanced products with relatively short life-cycles.

Factors affecting the electronics industry, in particular short product life-cycles, could seriously affect our customers and, as a result, ourselves. These factors include:

- the inability of our customers to adapt to rapidly changing technology and evolving industry standards that result in short product life-cycles
- the inability of our customers to develop and market their products, some of which are new and untested and
- the potential that our customers' products may become obsolete or the failure of our customers' products to gain widespread commercial acceptance.

Even if our customers successfully respond to these market challenges, their responses, including any consequential changes we must make in our business relationships with them and our production for them, can affect our production cycles, inventory management and results of operations.

Increased competition may result in reduced demand or reduced prices for our services.

The EMS industry is highly competitive and has become more so as a result of excess capacity in the industry. We compete against numerous U.S. and foreign EMS providers with global operations, as well as those which operate on only a local or regional basis. In addition, current and prospective customers continually evaluate the merits of manufacturing products internally and may choose to manufacture products themselves rather than outsource that process. Consolidations and other changes in the EMS industry result in a changing competitive landscape. The consolidation trend in the industry also results in larger and more geographically diverse competitors that may have significantly greater resources with which to compete against us.

Some of our competitors have substantially greater managerial, manufacturing, engineering, technical, financial, systems, sales and marketing resources than ourselves. These competitors may:

- respond more quickly to new or emerging technologies
- have greater name recognition, critical mass and geographic and market presence
- be better able to take advantage of acquisition opportunities
- adapt more quickly to changes in customer requirements
- devote greater resources to the development, promotion and sale of their services and

- be better positioned to compete on price for their services.

We may operate at a cost disadvantage compared to other EMS providers which have lower internal cost structures or have greater direct buying power with component suppliers, distributors and raw material suppliers. Our manufacturing processes are generally not subject to significant proprietary protection, and companies with greater resources or a greater market presence may enter our market or become increasingly competitive. Increased competition could result in price reductions, reduced sales and margins or loss of market share.

We depend on certain key personnel, and the loss of key personnel may harm our business.

Our success depends in large part on the continued services of our key technical and management personnel, and on our ability to attract and retain qualified employees, particularly highly skilled design, process and test engineers involved in the development of new products and processes and the manufacture of existing products. The competition for these individuals is significant, and the loss of key employees could harm our business.

During fiscal 2007, our Chief Operating Officer passed away after an extended illness. Also in fiscal 2007, our Chief Financial Officer retired, consistent with a previously established succession plan for this position, and we designated several new executive officers. From time to time, there also are other changes and developments affecting our executive officers and other key employees. Transitions of responsibilities among officers and key employees inherently can cause disruptions to our business and operations, which could have an effect on our results.

Energy price increases may reduce our profits.

We use some components made with petroleum-based materials. In addition, we use various energy sources transporting, producing and distributing products. Energy prices have recently been subject to volatility caused by market fluctuations, supply and demand, currency fluctuation, production and transportation disruption, world events, and changes in governmental programs.

Energy price increases raise both our material and operating costs. We may not be able to increase our prices enough to offset these increased costs. Increasing our prices also may reduce our level of future customer orders and profitability.

We may fail to successfully complete future acquisitions and may not successfully integrate acquired businesses, which could adversely affect our operating results.

We have previously grown, in part, through acquisitions. If we were to pursue future growth through acquisitions, this would involve significant risks that could have a material adverse effect on us. These risks include:

Operating risks, such as:

- the inability to integrate successfully our acquired operations' businesses and personnel
- the inability to realize anticipated synergies, economies of scale or other value
- the difficulties in scaling up production and coordinating management of operations at new sites
- the strain placed on our personnel, systems and resources
- the possible modification or termination of an acquired business' customer programs, including the loss of customers and the cancellation of current or anticipated programs and
- the loss of key employees of acquired businesses.

Financial risks, such as:

- the use of cash resources, or incurrence of additional debt and related interest expense
- the dilutive effect of the issuance of additional equity securities
- the inability to achieve expected operating margins to offset the increased fixed costs associated with acquisitions, and/or inability to increase margins of acquired businesses to our desired levels
- the incurrence of large write-offs or write-downs
- the impairment of goodwill and other intangible assets and
- the unforeseen liabilities of the acquired businesses.

We may fail to secure or maintain necessary financing.

Our credit facility allows us to borrow up to $100 million depending upon compliance with its defined covenants and conditions. However, we cannot be certain that the credit facility will provide all of the financing capacity that we will need in the future or that we will be able to change the credit facility or revise covenants, if necessary or appropriate in the future, to accommodate changes or developments in our business and operations.

Our future success may depend on our ability to obtain additional financing and capital to support possible future growth. We may seek to raise capital by issuing additional common stock, other equity securities or debt securities, modifying our existing credit facilities or obtaining new credit facilities or a combination of these methods.

We may not be able to obtain capital when we want or need it, and capital may not be available on satisfactory terms. If we issue additional equity securities or convertible securities to raise capital, it may be dilutive to shareholders' ownership interests. Furthermore, any additional financing may have terms and conditions that adversely affect our business, such as restrictive financial or operating covenants, and our ability to meet any financing covenants will largely depend on our financial performance, which in turn will be subject to general economic conditions and financial, business and other factors.

If we are unable to maintain effective internal control over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a reduction in the value of our common stock.

As required by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal control over financial reporting in their annual reports on Form 10-K; that report must contain an assessment by management of the effectiveness of our internal control over financial reporting. In addition, the independent registered public accounting firm auditing a company's financial statements must attest to and report on the effectiveness of the company's internal control over financial reporting.

We are continuing our comprehensive efforts to comply with Section 404 of the Sarbanes-Oxley Act. If we are unable to maintain effective internal control over financial reporting, this could lead to a failure to meet our reporting obligations to the SEC, which in turn could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

The price of our common stock has been and may continue to be volatile.

Our stock price has fluctuated significantly in recent periods. The price of our common stock may fluctuate in response to a number of events and factors relating to us, our competitors and the market for our services, many of which are beyond our control.

In addition, the stock market in general, and especially share prices for technology companies in particular, have from time to time experienced extreme volatility, including weakness, that sometimes has been unrelated to the operating performance of these companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our operating results. Our stock price and the stock price of many other technology companies remain below their peaks.

Among other things, volatility and weakness in our stock price could mean that investors may not be able to sell their shares at or above the prices that they paid. Volatility and weakness could also impair our ability in the future to offer common stock or convertible securities as a source of additional capital and/or as consideration in the acquisition of other businesses.

ITEM 1B UNRESOLVED SEC STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Our facilities comprise an integrated network of engineering and manufacturing centers with corporate headquarters located in our engineering facility in Neenah, Wisconsin. We own or lease facilities with approximately 2.4 million square feet of capacity. This includes approximately 1.3 million square feet in the United States, approximately 0.2 million square feet in Mexico, approximately 0.8 million square feet in Asia and approximately 0.1 million square feet in Europe. Approximately 0.2 million square feet of this capacity is subleased. Our facilities are described in the following table:

Location	Type	Size (sq. ft.)	Owned/Leased
Penang, Malaysia (1)	Manufacturing/Engineering	640,000	Owned
Neenah, Wisconsin (1)	Manufacturing	277,000	Leased
Nampa, Idaho	Manufacturing	216,000	Owned
Juarez, Mexico	Manufacturing	210,000	Leased
Buffalo Grove, Illinois	Manufacturing	141,000	Leased
Xiamen, China	Manufacturing	120,000	Leased
Appleton, Wisconsin	Manufacturing	67,000	Owned
Ayer, Massachusetts	Manufacturing	65,000	Leased
Kelso, Scotland	Manufacturing	57,000	Leased
Fremont, California	Manufacturing	36,000	Leased
Neenah, Wisconsin	Engineering/Office	105,000	Owned
Louisville, Colorado	Engineering	24,000	Leased
Raleigh, North Carolina (1)	Engineering	19,000	Leased
Livingston, Scotland	Engineering	4,000	Leased
Neenah, Wisconsin (1)	Office/Warehouse	84,000	Owned
Neenah, Wisconsin	Office/Warehouse	48,000	Leased
Neenah, Wisconsin (1)	Office	39,000	Leased
Jedburgh, Scotland	Warehouse	4,000	Leased
San Diego, California (2)	Inactive/Other	198,000	Leased

(1) Includes more than one building.

(2) This building is subleased and no longer used in our operations.

ITEM 3. LEGAL PROCEEDINGS

Two securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin on June 25 and June 29, 2007, against the Company and the following individuals: Dean A. Foate, President, Chief Executive Officer and a Director of the Company, F. Gordon Bitter, the Company's former Senior Vice President and Chief Financial Officer, and John L. Nussbaum, the Company's Chairman of the Board. The lawsuits allege securities law violations and seek unspecified damages relating generally to the Company's July 26, 2006 announcement of its fiscal fourth quarter earnings outlook and that the manufacturing facility in Maldon, England would be closed. A motion to consolidate the two actions and appoint a lead plaintiff and lead plaintiff's counsel is pending before the court.

The Company believes the allegations in the lawsuits are without merit and it intends to vigorously defend against them. Since these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may reduce its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail.

The Company is party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings or the securities class actions referenced above, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2007.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table sets forth our executive officers, their ages and the positions currently held by each person:

Name	Age	Position
Dean A. Foate	49	President, Chief Executive Officer and Director
Ginger M. Jones	43	Vice President and Chief Financial Officer
Michael D. Buseman	46	Senior Vice President - Global Manufacturing Operations
David A. Clark	47	Vice President - Materials and Supply Chain
Thomas J. Czajkowski	43	Vice President and Chief Information Officer
Steven J. Frisch	41	Senior Vice President - Global Engineering Services
Todd P. Kelsey	42	Senior Vice President - Global Customer Services
J. Robert Kronser	48	Executive Vice President and Chief Technology & Strategy Officer
Yong Jin Lim	47	Regional President - Plexus Asia Pacific
Angelo M. Ninivaggi	40	Vice President, General Counsel and Secretary
Simon J. Painter	42	Corporate Controller and Chief Accounting Officer
George W.F. Setton	61	Corporate Treasurer and Chief Treasury Officer
Michael T. Verstegen	49	Senior Vice President - Global Market Development

Dean A. Foate joined Plexus in 1984 and has served as President and Chief Executive Officer since 2002, and as a director since 2000.

Ginger M. Jones joined Plexus in 2007 as Vice President - Finance and since August 2007 has served as Vice President and Chief Financial Officer. Prior to joining Plexus, Ms. Jones served as the Vice President and Corporate Controller for Banta Corporation from 2002 to 2007.

Michael D. Buseman joined Plexus in 2006 and is serving as Senior Vice President – Global Manufacturing Operations. Prior to 2007, he held various management roles in the Company including Vice President for Plexus Electronic Assembly – North American Operations and Vice President Manufacturing Technology and Quality. Prior to joining Plexus, Mr. Buseman served as Vice President and General Manager of Operations in Arden Hills, Minnesota for Celestica, Inc. from 2003 to 2006 and in the same capacity for Manufacturers' Services Limited from 2000 to 2003.

David A. Clark joined Plexus in 1995 and has served as Vice President since 2002. In 1999, Mr. Clark assumed the position of Vice President-Materials and Supply Chain, a position he continues to hold.

Thomas J. Czajkowski joined Plexus in 2001 and has served as Vice President and Chief Information Officer since 2002.

Steven J. Frisch joined Plexus in 1990 and is serving as Senior Vice President – Global Engineering Services. Prior to 2007, Mr. Frisch served as Vice President of Plexus Technology Group's Raleigh and Livingston Design Centers from 2002 to 2007.

Todd P. Kelsey joined Plexus in 1994 and is serving as Senior Vice President – Global Customer Services. Prior to 2007, Mr. Kelsey served as Vice President and then Senior Vice President of Plexus Technology Group from 2001 to 2007.

J. Robert Kronser joined Plexus in 1981 serving in various engineering roles and has served as an Executive Vice President and Chief Technology and Strategy Officer since 2001.

Yong Jin Lim joined Plexus in 2002 and has served as Regional President – Plexus Asia Pacific since 2007. From 2003 to 2007 he served as Vice President of Operations – Asia. From 2002 to present, he has served as Managing Director – Plexus Penang and as a Director – Plexus Xiamen.

Angelo M. Ninivaggi joined Plexus in 2002 as Director of Legal Services. Since 2006, Mr. Ninivaggi has served as Vice President, General Counsel and Secretary.

Simon J. Painter joined Plexus in 2000 as Corporate Controller. In 2003, Mr. Painter was appointed to the position of Chief Accounting Officer.

George W.F. Setton joined Plexus in 2001 as Corporate Treasurer and Chief Treasury Officer. He was Plexus' Principal Accounting Officer from 2001 to 2003.

Michael T. Verstegen joined Plexus in 1983 serving in various engineering positions and has served as Senior Vice President, Global Market Development since 2006. Prior to that, Mr. Verstegen served as Vice President from 2002 to 2006.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market price per share

For the fiscal years ended September 29, 2007 and September 30, 2006, the Company's Common Stock has traded on the NASDAQ Stock Market. Since July 1, 2006, our market tier has been known as the Nasdaq Global Select Market. The price information below represents high and low sale prices of our common stock for each quarterly period.

Fiscal Year Ended September 29, 2007		
	High	Low
First Quarter	$26.85	$18.96
Second Quarter	$24.47	$15.78
Third Quarter	$23.75	$17.01
Fourth Quarter	$28.58	$20.14

Fiscal Year Ended September 30, 2006		
	High	Low
First Quarter	$ 23.50	$ 16.09
Second Quarter	$ 38.70	$ 21.94
Third Quarter	$ 47.05	$ 31.45
Fourth Quarter	$ 34.41	$ 18.08

Performance graph

The following graph compares the cumulative total return on Plexus common stock with the Nasdaq Stock Market Index for U.S. Companies and the Nasdaq Stock Market Index for Electronics Components Companies, both of which include Plexus. The values on the graph show the relative performance of an investment of $100 made on September 30, 2002 in Plexus common stock and in each of the indices.

Comparison of Cumulative Total Return



350
300
250
200
150
100
50
0
DOLLARS
2002
2003
2004
2005
2006
2007
Plexus
Nasdaq-US
Nasdaq-Electronics

	2002	2003	2004	2005	2006	2007
Plexus	100	167	119	184	207	295
Nasdaq-US	100	120	127	146	153	182
Nasdaq-Electronics	100	193	163	182	186	241

Shareholders of record; Dividends

As of November 14, 2007, there were approximately 760 shareholders of record. We have not paid any cash dividends. We anticipate that the majority of earnings in the foreseeable future will be retained to finance the development of our business. However, we may in the future consider repurchasing a portion of our shares outstanding as allowed per our common stock buyback program. See also Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" for a discussion of the Company's intentions regarding dividends, and loan covenants which could restrict dividend payments.

Issuer Purchases of Equity Securities

There were no repurchases of shares by the Company during the fourth quarter of fiscal 2007.

Plexus has a common stock buyback program that permits it to acquire up to 6 million shares of its common stock for an amount up to $25.0 million. To date, no shares have been repurchased under this program.

ITEM 6. SELECTED FINANCIAL DATA

Financial Highlights (dollars in thousands, except per share amounts)

	Fiscal Years Ended				
Operating Statement Data	**September 29, 2007**	**September 30, 2006**	**October 1, 2005**	**September 30, 2004**	**September 30, 2003**
Net sales	$ 1,546,264	$ 1,460,557	$ 1,228,882	$ 1,040,858	$ 807,837
Gross profit	163,539	158,700	105,736	86,778	52,965
Gross margin percentage	10.6%	10.9%	8.6%	8.3%	6.6%
Operating income (loss)	79,438(1)	80,262	(9,745)(3)	9,216(4)	(71,531)(5)
Operating margin percentage	5.1%	5.5%	(0.8%)	0.9%	(8.9%)
Net income (loss)	65,718(1)	100,025(2)	(12,417)(3)	(31,580)(4)	(67,978)(5)
Earnings (loss) per share (diluted)	$ 1.41(1)	$ 2.15(2)	$ (0.29)(3)	$ (0.74)(4)	$ (1.61)(5)
Cash Flow Statement Data					
Cash flows provided by (used in) operations	$ 38,513	$ 83,084	$ 81,967	$ (21,352)	$ (19,953)
Capital equipment additions	47,837	34,865	21,707	18,086	22,372
Balance Sheet Data					
Working capital	$ 427,116	$ 359,068	$ 239,392	$ 215,360	$ 210,315
Total assets	916,516	801,462	602,040	545,708	553,054
Long-term debt and capital lease obligations	25,082	25,653	22,310	23,160	23,502
Shareholders' equity	573,265	481,567	340,015	351,413	371,016
Return on average assets	7.7%	14.3%	(2.2%)	(5.7%)	(12.0%)
Return on average equity	12.5%	24.3%	(3.6%)	(8.7%)	(17.0%)
Inventory turnover ratio	5.5x	6.4x	6.4x	6.2x	6.5x

1) In fiscal 2007, we recorded pre-tax restructuring and impairment costs totaling $1.8 million which related primarily to the closure of our Maldon, England facility and the reduction of our workforces in Juarez, Mexico and Kelso, Scotland.

2) In fiscal 2006, we recorded a favorable adjustment of $17.7 million in the Consolidated Statement of Operations related to the reduction of a previously recorded valuation allowance on our deferred income tax assets in the United States. In addition, we recorded $0.5 million loss, net of tax, related to a cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations."

3) In fiscal 2005, we recorded pre-tax restructuring and impairment costs totaling $39.2 million. The restructuring and impairment costs were associated with the impairments of goodwill related to our operations in the United Kingdom and Mexico, the closure of our Bothell, Washington ("Bothell") facility (announced in fiscal 2004), the write-off of the remaining elements of a shop floor data-collection system, and other restructuring costs. We also recorded certain adjustments to previously recognized restructuring and impairment costs.

4) In fiscal 2004, we recorded restructuring and impairment costs of approximately $9.3 million, which were primarily associated with the remaining lease obligations for two previously abandoned facilities near Seattle, Washington (the "Seattle facilities"), severance costs associated with the closure of our Bothell facility, the impairment of certain abandoned software, and the remaining lease obligation and severance costs related to the consolidation of a satellite PCB-design office in Hillsboro, Oregon into another Plexus design office. In addition, we recorded a $36.8 million valuation allowance for deferred income tax assets.

5) In fiscal 2003, we recorded restructuring and impairment costs of approximately $59.3 million ($36.8 million after-tax) which primarily related to closing facilities in Richmond, Kentucky and San Diego, California. In addition, we adopted Statement of Financial Accounting Standards No. 142 for the accounting of goodwill and

other intangible assets. We determined that a pre-tax transitional impairment charge of $28.2 million was required, which was recorded as a cumulative effect of a change in accounting for goodwill ($23.5 million after-tax).

We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Plexus Corp. and its subsidiaries (together "Plexus," the "Company," or "we") participate in the Electronic Manufacturing Services ("EMS") industry. As a full service contract manufacturer, we provide product realization services to original equipment manufacturers ("OEMs") and other technology companies in a number of market sectors that are described below. We provide advanced electronics design, manufacturing and testing services to our customers with a focus on complex and global fulfillment solutions, high technology manufacturing and test services, and high reliability products. We offer our customers the ability to outsource all stages of product realization, including development and design; materials sourcing, procurement and management; prototyping and new product introduction; testing; manufacturing; product configuration; logistics and test/repair. We are increasingly providing fulfillment and logistic services to many of our customers. Direct Order Fulfillment ("DOF") entails receiving orders from our customers that provide the final specifications required by the end customer. We then build to order and configure to order and deliver the product directly to the end customer. The DOF process relies on Enterprise Resource Planning ("ERP") systems integrated with those of our customers to manage the overall supply chain from parts procurement through manufacturing and logistics. The following information should be read in conjunction with our consolidated financial statements included herein and Risk Factors included herein Item 1A.

Our customers include both industry-leading original equipment manufacturers and technology companies that have never manufactured product internally. As a result of our focus on serving market sectors that rely on advanced electronics technology, our business is influenced by technological trends such as the level and rate of development of telecommunications infrastructure and the expansion of networks and use of the Internet. In addition, the federal Food and Drug Administration's approval of new medical devices, defense procurement practices and other government approval and regulatory processes can affect our business. Our business has also benefited from the trend to increased outsourcing by OEM's.

We provide most of our contract manufacturing services on a turnkey basis, which means that we procure some or all of the materials required for product assembly. We provide some services on a consignment basis, which means that the customer supplies the necessary materials, and we provide the labor and other services required for product assembly. Turnkey services require material procurement and warehousing, in addition to manufacturing, and involve greater resource investments than consignment services. Other than certain test equipment and software used for internal manufacturing, we do not design or manufacture our own proprietary products.

EXECUTIVE SUMMARY

Fiscal 2007. Net sales for fiscal 2007 increased by $85.7 million, or 6 percent, over fiscal 2006 to $1,546.3 million. Net sales in our wireline/networking sector were positively impacted by increased demand from several customers, including Juniper Networks, Inc. ("Juniper") in fiscal 2007. Our wireless infrastructure sector experienced flat revenues, while our remaining sectors were impacted unfavorably by reduced demand from several customers. Net sales in the defense/security/aerospace sector experienced episodic demand from our largest defense sector customer during fiscal 2007. We expect net sales in this sector to increase in fiscal 2008 as we have received orders from this customer for the first and second quarter of fiscal 2008; however, net sales to this customer are episodic and we do not have visibility with this customer beyond the second quarter.

Gross margins were 10.6 percent for fiscal 2007, which compared unfavorably to 10.9 percent for fiscal 2006. Gross margins in the current fiscal year were negatively impacted by increased fixed manufacturing costs to support growth in Asia, lower pricing, changes in customer mix and the write-down of inventory.

Selling and administrative expenses were $82.3 million for fiscal 2007, an increase of $3.8 million or 4.9 percent over fiscal 2006. The increase was attributable to additional headcount and associated salaries and expenses to augment business development as well as increased stock-based compensation expense, partially offset by less variable incentive compensation.

Net income for fiscal 2007 was $65.7 million, and diluted earnings per share were $1.41, which compared unfavorably to net income of $100.0 million, or $2.15 per diluted share for fiscal 2006. Fiscal 2006 included a favorable adjustment of $17.7 million to the tax provision for a reduction in the valuation allowance on deferred income tax assets in the United States, whereas fiscal 2007 was unfavorably impacted by a 22 percent effective tax rate.

Fiscal 2006. Net sales for fiscal 2006 increased by $231.7 million, or 19 percent, over fiscal 2005 to $1,460.6 million. Net sales to each of our end-markets or sectors, were higher in the current-year than in the prior year, except for net sales to the wireless sector. Net sales in the defense/security/aerospace sector, which benefited in 2006 from production of a new program, exhibited the highest percentage growth.

Gross margins were 10.9 percent for fiscal 2006, which compared favorably to 8.6 percent for fiscal 2005. Gross margins in fiscal 2006 benefited from the operating leverage gained on increased revenues while moderating the increase in fixed manufacturing costs, favorable changes in the customer mix and further operational efficiencies.

Selling and administrative expenses were $78.4 million for fiscal 2006, an increase of $2.1 million, or 2.8 percent increase from the $76.3 million incurred during fiscal 2005. The current-year period had increased salaries and benefits, reflecting wage increases and additional compensation expense for variable incentive and stock-based compensation. There was no stock-based compensation expense recorded prior to fiscal 2006. The growth in selling and administrative expense in fiscal 2006 was moderated by favorable recoveries of previously written-off accounts receivable and lower spending for compliance with Section 404 of the Sarbanes-Oxley Act ("SOX").

In addition to the positive effect of the above mentioned items, earnings in fiscal 2006 benefited from the absence of impairments of goodwill and other restructuring and asset impairment charges as compared to fiscal 2005.

Net income for fiscal 2006 was $100.0 million, and diluted earnings per share were $2.15, which compared favorably to a net loss of $(12.4) million, or $(0.29) per diluted share for fiscal 2005. Fiscal 2006 included a favorable adjustment of $17.7 million to the tax provision for a reduction in the valuation allowance on deferred income tax assets in the United States.

Reportable Segments. A further discussion of our fiscal 2007 and 2006 financial performance by reportable segment is presented below (dollars in millions):

	Fiscal years ended		
	September 29, 2007	**September 30, 2006**	**October 1, 2005**
Net sales:			
United States	$ 1,080.7	$ 1,052.5	$ 920.1
Asia	427.2	315.5	165.1
Mexico	76.3	87.3	122.2
Europe	68.3	94.3	104.3
Elimination of inter-segment sales	(106.2)	(89.0)	(82.8)
	$ 1,546.3	$ 1,460.6	$ 1,228.9
Operating income (loss):			
United States	$ 97.0	$ 103.1	$ 67.2
Asia	40.7	27.8	7.8
Mexico	(11.6)	(4.2)	(3.4)
Europe	3.7	3.6	6.6
Corporate and other costs	(50.4)	(50.0)	(87.9)
	$ 79.4	$ 80.3	$ (9.7)

- United States: Net sales for fiscal 2007 increased $28.2 million, or 2.7 percent, over fiscal 2006 to $1,080.7 million. This growth reflected increased sales to several customers within the wireline/networking sector including Juniper. Operating income for fiscal 2007 declined $6.1 million from fiscal 2006, due to an unfavorable customer mix, lower pricing, a $1.3 million warranty-related charge and $5.9 million write-down of inventories in the second quarter of fiscal 2007 due to financial concerns about a customer. In the third and fourth quarters of fiscal 2007, we partially offset the inventory write-down discussed above due to recognition of $4.7 million of revenue associated with the cash collection and subsequent shipments of this customer's inventory which resulted in a pre-tax net impact recovery of $4.0 million.

Net sales for fiscal 2006 increased $132.4 million, or 14.4 percent, over fiscal 2005 to $1,052.5 million. This growth reflected increased sales to several customers including Juniper, General Electric Corp. ("GE") and a new customer within the defense sector. Operating income for fiscal 2006 improved $35.9 million over fiscal 2005, primarily as a result of increased net sales on a relatively fixed manufacturing cost structure, favorable changes in customer mix and continued operational improvements.

- Asia: Net sales for fiscal 2007 increased $111.8 million, or 35.4 percent, over fiscal 2006 to $427.2 million. This growth reflected increased demand from wireline/networking, wireless infrastructure and medical customers as well as the transfer of a medical program from the United States. Operating income improved $12.9 million to $40.7 million for fiscal 2007 as compared to fiscal 2006. Earnings benefited from the incremental net sales and the operating efficiencies from the higher production levels. Expansion of operating income was moderated by the increased fixed manufacturing costs associated with the expansion of facilities as well as additional selling and administrative costs incurred to support the revenue growth.

  Net sales for fiscal 2006 increased $150.4 million, or 91.1 percent, over fiscal 2005 to $315.5 million as our facilities in this low-cost region became an increasingly important source for printed circuit board assemblies ("PCBA's"). Operating income improved $20.0 million to $27.8 million for fiscal 2006 as compared to fiscal 2005. Earnings benefited from the incremental net sales and the turnaround from a loss to a profit at our second facility in Penang, which began production in the first quarter of fiscal 2005 and incurred start-up losses through much of fiscal 2005.

- Mexico: Net sales in fiscal 2007 declined by $11.1 million, or 12.7 percent, from fiscal 2006, to $76.3 million. The decline in net sales was related to a wireless infrastructure customer going end-of-life as well as reduced demand from an industrial customer that is expected to disengage in the near future. Operating losses widened $(7.4) million as a result of the reduction in net sales and the write-down of $2.6 million of inventory for customers going end-of-life. We currently do not expect this reportable segment to attain break-even operating income in fiscal 2008. However, it is our goal to significantly narrow the loss in fiscal 2008 and potentially reach monthly break-even status late in fiscal 2008.

  Net sales in fiscal 2006 declined by $34.8 million, or 28.5 percent, from fiscal 2005, to $87.3 million. The decline in net sales was principally related to the decision of a medical customer to transfer production back to a Plexus facility located in the United States as well as lower demand from current customers and the disengagement of other customers. The decrease in net sales resulted in an operating loss of $(4.2) million for fiscal 2006.

- Europe: Net sales in fiscal 2007 declined by $26.1 million, or 27.6 percent, from fiscal 2006, to $68.3 million. The revenue decline was attributable to three programs going end of life. Operating income increased $0.2 million or 5.0 percent, to $3.7 million for fiscal 2007 due to the reduced fixed manufacturing and administrative costs associated with the closure of the Maldon, England ("Maldon") facility in the second quarter of fiscal 2007 as well as the recognition of $0.6 million of revenue related to the cash collection and subsequent shipment of previously written down inventory for a financially distressed customer in fiscal 2006.

  Net sales in fiscal 2006 declined by $10.0 million, or 9.6 percent, from fiscal 2005, to $94.3 million. The net sales decline was attributable to reduced demand from a medical customer in fiscal 2006. Operating income decreased $3.0 million or 45.5 percent, to $3.6 million for fiscal 2006. Lower operating income was related to lower net sales and the write-down of inventory to its net realizable value for a financially distressed customer.

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia. Net sales to GE, another significant customer, occur in the United States, Asia, Mexico and Europe. See Note 12 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a detail of net sales.

The effective income tax rates for fiscal 2007, 2006 and 2005 were 22 percent, (20.6) percent and (12.9) percent, respectively. The fiscal 2006 income tax benefit reflects a reduction in the valuation allowance on U.S.

deferred income tax assets of $17.7 million as well as increased pre-tax income in Malaysia and China, where we currently have tax holidays which extend through 2019 and 2013, respectively.

We currently expect the annual effective tax rate for fiscal 2008 to be approximately 15 percent due to the mix of pre-tax income expected to occur in each tax jurisdiction. China and Mexico have passed new tax laws which are expected to take effect on January 1, 2008. These new laws may result in higher tax rates on our operations in those countries.

Our primary financial metric for measuring financial performance is after-tax return on invested capital ("ROIC"), which exceeded in fiscal 2007 our estimated 15 percent weighted average cost of capital. We define after-tax ROIC as tax-effected operating income, excluding unusual charges, divided by average capital employed over a rolling five quarter period, which is equity plus debt, less cash and cash equivalents and short-term investments. After-tax ROIC was 17.6 percent, 28.8 percent and 8.7 percent for fiscal 2007, 2006 and 2005, respectively. See the table below for our ROIC calculation (dollars in millions):

	Fiscal years ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Operating income (tax effected), excluding unusual charges	$ 63.4	$ 79.8	$27.9
Average capital employed	360.3	277.0	321.6
After-tax ROIC	17.6%	28.8%	8.7%

Fiscal 2008 outlook: Our financial goals for fiscal 2008 are to build on the prior year's achievements and to focus on attaining organic net sales growth and further improvements in operating income. Consistent with these goals, we are setting a 15 percent to 18 percent revenue growth objective for fiscal 2008. Our start in our first fiscal quarter of 2008 suggests that the near-term objective is achievable, yet we are mindful of growing economic uncertainty that could derail end-market demand and actual results will depend on future events.

We currently expect the first quarter of fiscal 2008 net sales to be in the range of $440 million and $460 million; however, our results will ultimately depend upon the actual level of customer orders, which could vary. Based on orders received, this range includes anticipated net sales of approximately $54 million in the first quarter of fiscal 2008 for a program in the defense/security/aerospace sector. In addition, we anticipate net sales of approximately $26 million in the second quarter of fiscal 2008 for this program. Although we have received follow-on orders for delivery in the first and second quarters of fiscal 2008 totaling approximately $80 million as noted above, net sales under this program are episodic, can vary significantly from quarter to quarter, and may not represent a continuing stream of business. We do not have visibility for this customer beyond the second quarter. Assuming that net sales are in the range noted above, we would currently expect to earn, before any restructuring and impairment costs, between $0.58 to $0.63 per diluted share in the first quarter of fiscal 2008.

See "Risk Factors," in Item 1A hereof, which sets forth some of the other factors which could effect our net sales, operations and earnings going forward.

FACILITY CLOSURES/EXPANSIONS

In fiscal 2006, we announced our intention to close the Maldon manufacturing facility and transition the customer programs to our Kelso, Scotland manufacturing facility. The decision was the result of reduced customer demand in the United Kingdom. The Maldon facility was closed in the second quarter of fiscal 2007.

In fiscal 2006, we announced the purchase of a third manufacturing and engineering facility in Penang. The new facility provides an additional 364,000 square feet of manufacturing space. The initial investment for the facility of approximately $11.0 million was completed in the first quarter of fiscal 2007; we began manufacturing in the second quarter of fiscal 2007.

In fiscal 2006, we also announced the expansion of our manufacturing facility in Xiamen by approximately 60,000 square feet. This increased our manufacturing capacity at this facility to 120,000 square feet. We expect to begin manufacturing in the additional space during the second quarter of fiscal 2008.

In fiscal 2005, we closed our Bothell, Washington ("Bothell") engineering and manufacturing facility and transitioned the remaining customer programs to other Plexus sites.

RESULTS OF OPERATIONS

Net sales. Net sales for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 29, 2007	September 30, 2006	Increase/ (Decrease)		September 30, 2006	October 1, 2005	Increase/ (Decrease)	
Net sales	$1,546.3	$1,460.6	$85.7	6%	$1,460.6	$1,228.9	$231.7	19%

Net sales for fiscal 2007 increased 6 percent from fiscal 2006. The net sales growth reflected increased demand from several customers within the wireline/networking sector, including Juniper, our largest customer. Reduced demand from customers within the medical, the industrial/commercial and the defense/security/aerospace sectors moderated the overall increase in fiscal 2007 net sales.

Net sales for fiscal 2006 increased 19 percent from fiscal 2005. The net sales growth was due to increased demand from several of our customers. Net sales in the wireline/networking sector grew in line with our overall growth rate of 19 percent. Our growth in net sales in this sector was driven by increased revenues with our existing customers, including Juniper, as well as the addition of new customers. The largest percentage sales growth occurred in the defense/security/aerospace sector, where the growth was primarily attributable to a new major defense program in fiscal 2006 along with other gains from existing and new customers.

Our net sales percentages by market sector for the indicated periods were as follows:

	Fiscal years ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Wireline/Networking	44%	38%	38%
Wireless Infrastructure	8%	9%	10%
Medical	24%	26%	30%
Industrial/Commercial	15%	18%	17%
Defense/Security/Aerospace	9%	9%	5%
	100%	100%	100%

The percentages of net sales to customers representing 10 percent or more of net sales and net sales to our ten largest customers for the indicated periods were as follows:

	Fiscal years ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Juniper Networks	21%	19%	19%
General Electric	10%	12%	12%
Top 10 customers	61%	59%	60%

Net sales to our customers may vary from time to time depending on the size and timing of customer program commencements, terminations, delays, modifications and transitions. We remain dependent on continued net sales to our significant customers, and our customer concentration has remained at or above 59 percent during the year. We generally do not obtain firm, long-term purchase commitments from our customers. Customers' forecasts can and do change as a result of changes in their end-market demand and other factors. Any material change in forecasts or orders from these major accounts, or other customers, could materially affect our results of operations. In addition, as our percentage of net sales to customers in a specific sector increases relative to other sectors, we become increasingly dependent upon economic and business conditions affecting that sector.

Gross profit. Gross profit and gross margins for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 29, 2007	September 30, 2006	Increase/ (Decrease)		September 30, 2006	October 1, 2005	Increase/ (Decrease)	
Gross Profit	$163.5	$158.7	$4.8	3.0%	$158.7	$105.7	$53.0	50.1%
Gross Margin	10.6%	10.9%			10.9%	8.6%		

For fiscal 2007, gross profit and gross margin were impacted by the following factors:

- The inventory write-downs of $8.5 million in the U.S. and Mexican reportable segments
- Recognition of $5.3 million of revenue associated with the cash collection and subsequent shipments of previously written down inventory for two financially distressed customers in the U.S. and European reportable segments
- $1.3 million of warranty-related expense in the U.S. reportable segment
- An increase in fixed manufacturing costs as a result of our expansion in Penang, Malaysia and
- Reduced net sales in the European and Mexican reportable segments, changes in customer mix, price reductions and increased depreciation expense, all of which unfavorably impacted gross margins.

For fiscal 2006, gross profit and gross margin were impacted by the following factors:

- Increased net sales in the U.S. and Asia reportable segments
- Favorable changes in the customer mix
- Continued operating efficiencies at several manufacturing locations and
- A moderate increase in fixed manufacturing expense due to increased salaries and benefits for additional employees, as well as increased variable incentive and stock-based compensation.

Gross margins reflect a number of factors that can vary from period to period, including product and service mix, the level of new facility start-up costs, inefficiencies attendant to the transition of new programs, product life cycles, sales volumes, price reductions, overall capacity utilization, labor costs and efficiencies, the management of inventories, component pricing and shortages, the mix of turnkey and consignment business, fluctuations and timing of customer orders, changing demand for our customers' products and competition within the electronics industry. Additionally, turnkey manufacturing involves the risk of inventory management, and a change in component costs can directly impact average selling prices, gross margins and net sales. Although we focus on maintaining gross margins, there can be no assurance that gross margins will not decrease in future periods.

Most of the research and development we conduct is paid for by our customers and is, therefore, included in both net sales and cost of sales. We conduct our own research and development, but that research and development is not specifically identified, and we believe such expenses are less than one percent of our net sales.

Operating expenses. Selling and administrative ("S&A") expenses for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 29, 2007	September 30, 2006	Increase/ (Decrease)		September 30, 2006	October 1, 2005	Increase/ (Decrease)	
S&A	$82.3	$78.4	$3.8	4.9%	$78.4	$76.3	$2.1	2.8%
Percent of net sales	5.3%	5.4%			5.4%	6.2%		

The dollar increase in S&A for fiscal 2007 was related to several factors that impacted compensation expense. We added additional headcount to augment business development activities. In addition, we were impacted by wage increases as well as incremental stock-based compensation included in S&A of $2.2 million in fiscal 2007. Offsetting these increases was variable incentive compensation included in S&A, which decreased by $4.8 million in fiscal 2007 from fiscal 2006. The decrease in S&A as a percent of net sales was due to a 6 percent increase in net sales in fiscal 2007 over fiscal 2006.

The dollar increase in S&A for fiscal 2006 was due to increased salaries and benefits, reflecting wage increases and additional expense for variable incentive and stock-based compensation. Variable incentive compensation increased by approximately $3.3 million in fiscal 2006 compared to fiscal 2005. Stock-based compensation included in S&A was approximately $2.1 million for fiscal 2006. There was no stock-based compensation for fiscal 2005. These increases in S&A were offset by the recovery of previously written off accounts receivable of approximately $1.8 million as well as reduced spending of approximately $1.8 million for external resources associated with SOX in fiscal 2006. The decrease in S&A as a percent of net sales was due primarily to a 19 percent increase in net sales in fiscal 2006 over fiscal 2005.

Restructuring and impairment costs. Our restructuring and impairment costs for fiscal 2007, 2006 and 2005 were as follows (dollars in millions):

	Fiscal years ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Goodwill impairment	$ -	$ -	$ 26.9
Lease exit costs and other	-	-	6.5
Asset impairments	-	0.1	3.9
Severance costs	1.8	0.9	2.2
Adjustments to lease exit costs/other	-	(1.0)	(0.7)
Adjustments to asset impairments	-	-	0.4
Total restructuring and impairment costs	$ 1.8	$ -	$ 39.2

The restructuring and impairment costs were associated with various reportable segments. Such costs were not allocated to our reportable segments, as management excludes such costs when assessing the performance of the reportable segments. See Note 12 in Notes to Consolidated Financial Statements for certain financial information regarding our reportable segments, including a summary of restructuring and impairment costs by reportable segment.

Fiscal 2007 restructuring and asset impairment costs: For fiscal 2007, we recorded pre-tax restructuring and asset impairment costs of $1.8 million, related to the closure of our Maldon facility and the reduction of our workforces in Juarez, Mexico and Kelso, Scotland. The details of these fiscal 2007 restructuring actions are listed below:

Maldon Facility Closure: The Maldon facility ceased production on December 12, 2006, and the closure resulted in a workforce reduction of 75 employees at a cost of $0.5 million. During the second fiscal quarter of 2007, the Company sold the Maldon facility for $4.4 million and recorded a $0.4 million gain on this transaction.

Other Restructuring Costs. In fiscal 2007, we recorded pre-tax restructuring costs of $1.0 million related to severance for our Juarez, Mexico facility. The Juarez workforce reductions affected approximately 125 employees. During fiscal 2007, we also recorded pre-tax restructuring costs of $0.3 million related to severance for our Kelso, Scotland facility. The Kelso workforce reductions affected approximately 10 employees.

Fiscal 2006 restructuring and asset impairment costs: For fiscal 2006, we recorded pre-tax restructuring and asset impairment costs of $1.0 million, related to the decisions to initially convert and then ultimately close our Maldon facility and to reduce the workforce in Juarez. For fiscal 2006, these restructuring costs were offset by favorable adjustments in lease obligations of $0.8 million, as a result of entering into lease termination or sublease agreements for three of our previously closed facilities in the Bothell and Seattle, Washington area, as well as favorable adjustments of $0.2 million, related to other restructuring accruals. The details of these fiscal 2006 restructuring actions are listed below:

Maldon Facility Closure: We announced the decision to close our Maldon facility in July 2006. For fiscal 2006, we recorded $0.5 million for severance and asset impairments related to the closure of the Maldon facility. This restructuring affected 75 employees.

Maldon Facility Conversion: In the third quarter of fiscal 2005, we announced a planned workforce reduction at the Maldon facility to convert this manufacturing facility to a fulfillment, service and repair facility. As a result of this planned conversion, we recorded expenses of $0.2 million for retention costs (severance cost) for fiscal 2006 related to the workforce reduction as part of the Maldon facility conversion. This restructuring affected 43 employees.

Other Restructuring Costs. In fiscal 2006, we recorded pre-tax restructuring costs of $0.3 million related to severance for our Juarez facility. The Juarez workforce reductions affected approximately 46 employees.

Fiscal 2005 restructuring and impairment costs: During fiscal 2005, we recorded pre-tax restructuring and impairment costs totaling $39.2 million. The restructuring and impairment costs were associated with goodwill impairment, the closure of the Bothell facility, the write-off of the remaining elements of a shop floor data-collection system, and other restructuring costs and adjustments to previously recognized restructuring and impairment actions.

Goodwill Impairment. We are required to perform goodwill impairment tests at a minimum on an annual basis, for which we selected the third quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the third quarter of fiscal 2005, we recorded goodwill impairment of $26.9 million, of which $16.1 million represented a partial impairment of goodwill associated with our operations in the U. K. (our European reportable segment) and $10.8 million represented a full impairment of goodwill associated with our operations in Juarez (our Mexican reportable segment).

The impairment of goodwill associated with operations in the U.K. arose primarily from a significant medical customer's intention to transfer future production from the U.K. to a lower-cost location. The impairment also reflected lowered expectations for the U.K.'s electronics manufacturing services industry, in general. The impairment of goodwill associated with operations in Juarez reflected a lowered forecast of near-term profits and cash flows associated with operational issues and an anticipated transfer of a major customer's program to another Plexus manufacturing facility.

Bothell Facility Closure. During fiscal 2005, we incurred significant restructuring costs associated with the closure of the Bothell facility. We transferred key customer programs from the Bothell facility (a part of our United States reportable segment) to other Plexus locations, primarily in the United States. This restructuring reduced our capacity by 97,000 square feet and affected approximately 160 employees. We announced our intention to close the Bothell facility in fiscal 2004 and that action was completed during fiscal 2005. During fiscal 2005, we incurred total restructuring and impairment costs associated with the Bothell facility closure of approximately $7.5 million, which consisted of the following elements:

- $6.2 million for the facility lease, $1.1 million for employee retention costs and $0.2 million of other associated costs. The liability for the facility lease was recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could reasonably be obtained for the property.

Shop Floor Data-Collection System Impairment. During fiscal 2005, we recorded a $3.8 million impairment of the remaining elements of a shop floor data-collection system. During the first quarter of fiscal 2005, we extended a maintenance and support agreement for the data-collection system through July 2005 to provide additional time to evaluate the remaining elements of the system. Based on our evaluation, we determined that the shop floor data-collection system was impaired. We abandoned deployment of these remaining elements of the shop floor data-collection system because the anticipated business benefits could not be realized. These costs were not allocated to a specific geographic reportable segment.

Other Restructuring Costs. During fiscal 2005, we also recorded the following other restructuring and impairment costs:

- $0.5 million, which consisted of $0.4 million associated with a workforce reduction and $0.1 million of asset impairments at the Juarez facility (our Mexican reportable segment). The Juarez workforce reduction affected approximately 50 employees
- $0.3 million for severance associated with the elimination of a corporate executive position. These costs were not allocated to a specific geographic reportable segment
- $0.2 million for a planned workforce reduction at a facility in Maldon. We originally planned to focus the Maldon facility on fulfillment and service and repair. This transition was expected to be completed by the end of fiscal 2006 and result in a workforce reduction of approximately 43 employees. Subsequently, during fiscal 2006 it was decided to close the Maldon facility and consolidate U.K. manufacturing in the Kelso, Scotland facility rather than simply downsize the employment level at Maldon

- $0.3 million of other restructuring costs. These costs were not allocated to a specific geographic reportable segment.

Adjustments to Provisions: During fiscal 2005, we recorded certain adjustments to previously recognized restructuring and impairment costs. All adjustments to provisions are associated with prior actions in the United States:

- $0.4 million additional expense related to additional impairment of the closed facility in San Diego. During the first quarter of fiscal 2005, we subleased the remaining part of the San Diego facility, which resulted in the additional impairment to adjust the carrying value of the remaining part of the San Diego facility to the net present value of future sublease income

- a $0.4 million reduction in an accrual for lease exit costs associated with a warehouse located in Neenah. The Neenah warehouse was previously abandoned as part of a fiscal 2003 restructuring action; however, we reactivated use of the warehouse in the second quarter of fiscal 2005

- a $0.3 million reduction in an accrual for lease obligations for one of the closed facilities near Seattle. We subleased one of the two closed Seattle facilities held under operating leases.

Other income (expense). Other income (expense) for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		Variance		Fiscal years ended		Variance	
	September 29, 2007	September 30, 2006	Increase/ (Decrease)		September 30, 2006	October 1, 2005	Increase/ (Decrease)	
Other income (expense)	$4.8	$3.1	$1.7	55.9%	$3.1	$(1.3)	$4.3	346.6%
Percent of net sales	0.3%	0.2%			0.2%	(0.1)%		

Other income (expense) for fiscal 2007 increased $1.7 million over fiscal 2006 due to increased interest income related to higher average cash balances as well as a higher effective interest rate during fiscal 2007. Interest expense remained comparable between fiscal years. Miscellaneous income (expense) fluctuated unfavorably due primarily to foreign currency translation adjustments.

Other income (expense) for fiscal 2006 increased $4.3 million over fiscal 2005 due to increased interest income as our average cash balances more than doubled in fiscal 2006 over fiscal 2005. Interest expense remained comparable between fiscal years and miscellaneous income (expense) fluctuated favorably due to foreign currency translation adjustments.

Income taxes. Income taxes for the indicated periods were as follows (dollars in millions):

	Fiscal years ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Income tax expense (benefit)	$18.5	$(17.2)	$1.4
Effective annual tax rate	22.0%	(20.6)%	(12.9)%

The increase in our effective tax rate in fiscal 2007 from fiscal 2006 was because we recorded a tax provision associated with U.S. pre-tax income in fiscal 2007 whereas no such tax provision was required for the prior fiscal years. During fiscal 2006, we recorded minimal income tax expense as a result of the establishment in fiscal 2004 of a full valuation allowance on U.S. deferred income tax assets (see further discussion below) and increased income in Malaysia and China, which benefit from tax holidays, and reduced pre-tax income in the United Kingdom. In the fourth quarter of fiscal 2006, we reversed $17.7 million of the previously recorded valuation allowance as a credit to income tax.

Under SFAS No. 109, historical and projected financial results (along with any other positive or negative evidence) should be considered when assessing our ability to generate future taxable income and realize any net deferred income tax assets. Our U.S. operations generated significant pre-tax income in fiscal 2006. Based on our fiscal 2006 pre-tax income and an assessment of expected future profitability in the U.S., we concluded that it was more likely than not that the tax benefits of our cumulative net deferred income tax assets in the U.S. would be utilized in the future. Therefore, we reversed $17.7 million of the valuation allowance as noted above.

As a result of using the with-and-without method under Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment", we recorded a valuation allowance against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. We had recorded a valuation allowance of $16.7 million in fiscal 2006 against our net operating loss carryforwards as of September 30, 2006. During fiscal 2007, we realized a reduction of our income taxes payable for all of our federal net operating loss carryforwards and a portion of our state net operating loss carryforwards. Consequently, we reversed approximately $15.0 million of this valuation allowance with a corresponding credit to additional paid in capital. As a result, we had a remaining valuation allowance of $1.7 million related to tax deductions associated with stock-based compensation as of September 29, 2007.

In addition, there is a remaining valuation allowance of $3.3 million as of September 29, 2007, related to various state deferred income tax assets for which utilization is uncertain due to a lack of sustained profitability and limited carryforward periods in these states.

We currently expect the annual effective tax rate for fiscal 2008 to be approximately 15 percent. China and Mexico have passed new tax laws which are expected to take effect on January 1, 2008. These new laws may result in higher tax rates on our operations in those countries.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were $38.5 million for fiscal 2007, compared to cash flows provided by operating activities of $83.1 million and $82.0 million for fiscal 2006 and 2005, respectively. During fiscal 2007, cash provided by operating activities was primarily provided by earnings (after adjusting for the non-cash effects of depreciation and amortization expense, deferred income taxes and stock-based compensation expense) and increased accounts payable. These positive cash flow effects were offset, in part, by higher accounts receivable and inventory to support increased customer demand in the first quarter of fiscal 2008.

Our annualized days sales outstanding in accounts receivable for fiscal 2007 increased to 54 days from 52 days in fiscal 2006 due to slower cash collections in fiscal 2007.

Our inventory turns worsened from 6.4 turns for fiscal 2006 to 5.5 turns for fiscal 2007. Inventories increased $51.5 million from September 30, 2006, primarily as a result of increased customer demand in the first quarter of fiscal 2008 and an increase in finished goods to support inventory models such as DOF for various customers.

Cash flows used in investing activities totaled $68.4 million for fiscal 2007. The primary investments included $47.8 million for purchases of property, plant and equipment and $25.0 million of net purchases of short-term securities. Fiscal 2007 purchases of property, plant and equipment included $31.4 million, $7.5 million, $5.4 million and $0.8 million related to our Asian, U.S., Mexican and European reportable segments, respectively.

We utilized available cash and operating cash flows as the principal sources for funding our operating requirements during fiscal 2007. Our actual level of capital expenditures for fiscal 2008 will depend on anticipated demand, but we currently expect to spend in the range of $45 million to $50 million.

Cash flows provided by financing activities, totaling $16.1 million for fiscal 2007, primarily represent the income tax benefit of stock option exercises.

On January 12, 2007, we entered into an amended and restated revolving credit facility (the "Amended Credit Facility") with our bank group, which allows us to borrow up to $100 million. The Amended Credit Facility is unsecured and provides lower fees and interest rates than the prior credit facility. It also can be increased by an additional $100 million, if there is no event of default existing under the Amended Credit Facility agreement and both the Company and the administrative agent consent to the increase. The Amended Credit Facility expires on January 12,

2012. Borrowings under the Amended Credit Facility may be either through revolving or swing loans or letters of credit obligations. As of November 19, 2007, there were no borrowings under the Amended Credit Facility.

The Amended Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth, all as defined in the Amended Credit Facility. Interest on borrowings varies depending upon our then-current total leverage ratio and begins at a defined base rate, or LIBOR plus 1.0 percent. Rates would increase upon unfavorable changes in specified financial metrics. We are also required to pay an annual commitment fee on the unused credit commitment which depends on our total leverage ratio; the current fee is 0.25 percent.

We believe that our projected cash flows from operations, available cash and short-term investments, the Amended Credit Facility and our leasing capabilities should be sufficient to meet our working capital and fixed capital requirements through fiscal 2008. Although our net sales growth anticipated for fiscal 2008 will increase our working capital needs, we currently do not anticipate having to utilize our Amended Credit Facility to finance this growth. If our future financing needs increase, we may need to arrange additional debt or equity financing. Accordingly, we evaluate and consider from time-to-time various financing alternatives to supplement our financial resources. However, we cannot be certain that we will be able to make any such arrangements on acceptable terms.

We anticipate using our earnings to support the future growth of our business. We have not paid cash dividends in the past and do not anticipate paying them in the foreseeable future. However, we may in the future consider repurchasing some of our outstanding shares as part of our existing stock buyback program, which was approved by the Board of Directors. The future payment of cash dividends or the future repurchase of shares would be dependent upon being compliant with the financial covenants existing under the Amended Credit Facility. These covenants require that there be no event of default existing at the time of, or is caused by, the dividend payment or share repurchase.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET OBLIGATIONS

Our disclosures regarding contractual obligations and commercial commitments are located in various parts of our regulatory filings. Information in the following table provides a summary of our contractual obligations and commercial commitments as of September 29, 2007 (dollars in millions):

	Payments Due by Fiscal Year				
Contractual Obligations	Total	2008	2009-2010	2011-2012	2013 and thereafter
Long-Term Debt Obligations	$ -	$ -	$ -	$ -	$ -
Capital Lease Obligations	41.2	4.1	8.0	8.3	20.8
Operating Lease Obligations	45.7	9.7	14.2	9.4	12.4
Purchase Obligations (1)	263.2	262.0	1.2	-	-
Other Long-Term Liabilities on the Balance Sheet (2)	8.3	0.7	1.5	1.0	5.1
Other Long-Term Liabilities not on the Balance Sheet (3)	2.4	0.8	1.6	-	-
Total Contractual Cash Obligations	$ 360.8	$ 277.3	$ 26.5	$ 18.7	$ 38.3

1) As of September 29, 2007, purchase obligations consisted of purchases of inventory and equipment in the ordinary course of business.

2) As of September 29, 2007, other long-term obligations on the balance sheet included deferred compensation obligations to certain of our former and current executive officers and other key employees, and an asset retirement obligation.

3) As of September 29, 2007, other long-term obligations not on the balance sheet consisted of a commitment for salary continuation in the event that the employment of one executive officer of the Company is terminated. We did not have, and were not subject to, any lines of credit, standby letters of credit, guarantees, standby repurchase obligations, other off-balance sheet arrangements or other commercial commitments that are material.

DISCLOSURE ABOUT CRITICAL ACCOUNTING POLICIES

Our accounting policies are disclosed in Note 1 of Notes to the Consolidated Financial Statements. During fiscal 2007, there were no material changes to these policies. Our more critical accounting policies are noted below:

Stock-Based Compensation - Effective October 2, 2005, we adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective application, under which compensation expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter. Prior periods' stock-based compensation expense is still presented on a pro forma basis. We continue to use the Black-Scholes valuation model to value stock options. See Note 1 in Notes to Consolidated Financial Statements for further information.

Impairment of Long-Lived Assets – We review property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including revenue and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Intangible Assets – Under SFAS No. 142, "Goodwill and Other Intangible Assets," which was effective October 1, 2002, we no longer amortize goodwill and intangible assets with indefinite useful lives, but instead we test those assets for impairment, at least annually, and recognize any related losses when incurred. We perform goodwill impairment tests annually during the third quarter of each fiscal year or more frequently if an event or circumstance indicates that an impairment has occurred. See Note 9 in Notes to Consolidated Financial Statements for the discussion of $26.9 million of goodwill impairment recorded in fiscal 2005.

We measure the recoverability of goodwill under the annual impairment test by comparing a reporting unit's carrying amount, including goodwill, to the reporting unit's estimated fair market value, which is primarily estimated using the present value of expected future cash flows, although market valuations may also be employed. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment. Circumstances that may lead to impairment of goodwill include, but are not limited to, the loss of a significant customer or customers and unforeseen reductions in customer demand, future operating performance or industry demand.

Revenue – Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed and determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts of twelve months or less duration, are recognized as costs are incurred utilizing a percentage-of-completion method; any losses are recognized when anticipated.

Sales are recorded net of estimated returns of manufactured product based on management's analysis of historical rates of returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling, if applicable. The corresponding shipping and handling costs are included in cost of sales.

Income Taxes – Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. We record a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Realization of deferred income tax assets is dependent on our ability to generate sufficient future taxable income. Although our net deferred income tax assets as of September 29, 2007 still reflect a $3.3 million valuation allowance against certain deferred income tax assets, we may be able to utilize these deferred income tax assets to offset future taxable income in such states. We also have a remaining valuation allowance of $1.7 million related to tax deductions associated with stock-based compensation as of September 29, 2007.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" ("FIN 48"), that provides guidance on how a company should recognize, measure, present and disclose uncertain tax positions which a company has taken or expects to take. FIN 48 is effective no later than fiscal years beginning after December 15, 2006 and is required to be adopted by us in the first quarter of fiscal 2008. Although we continue to evaluate the full impact of adopting FIN 48, we are not currently aware of any material impact from adoption on our consolidated results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The effective date for SFAS No. 157 is as of the beginning of fiscal years that start subsequent to November 15, 2007. We are currently assessing the impact of SFAS No. 157 on our consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. The effective date for SFAS 159 is as of the beginning of fiscal years that start subsequent to November 15, 2007. We are currently assessing the impact of SFAS No. 159 on our consolidated results of operations, financial position and cash flows.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in foreign exchange and interest rates. We selectively use financial instruments to reduce such risks.

Foreign Currency Risk

We do not use derivative financial instruments for speculative purposes. Our policy is to selectively hedge our foreign currency denominated transactions in a manner that substantially offsets the effects of changes in foreign currency exchange rates. Historically, we have used foreign currency contracts to hedge only those currency exposures associated with certain assets and liabilities denominated in non-functional currencies. Corresponding gains and losses on the underlying transaction generally offset the gains and losses on these foreign currency hedges. Our international operations create potential foreign exchange risk. As of September 29, 2007, we had no foreign currency contracts outstanding.

Our percentages of transactions denominated in currencies other than the U.S. dollar for the indicated periods were as follows:

	Fiscal year		
	2007	2006	2005
Net Sales	5%	7%	9%
Total Costs	11%	12%	13%

Interest Rate Risk

We have financial instruments, including cash equivalents and short-term investments, which are sensitive to changes in interest rates. We consider the use of interest-rate swaps based on existing market conditions. We currently do not use any interest-rate swaps or other types of derivative financial instruments to hedge interest rate risk.

The primary objective of our investment activities is to preserve principal, while maximizing yields without significantly increasing market risk. To achieve this, we maintain our portfolio of cash equivalents and short-term investments in a variety of highly rated securities, money market funds and certificates of deposit and limit the amount of principal exposure to any one issuer.

Our only material interest rate risk is associated with our secured credit facility for which we currently have no borrowings. A 10 percent change in the weighted average interest rate on our average long-term borrowings would have had only a nominal impact on net interest expense in fiscal 2007, 2006 and 2005.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 on page 33.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures: The Company maintains disclosure controls and procedures designed to ensure that the information the Company must disclose in its filings with the Securities and Exchange Commission ("SEC") is recorded, processed, summarized and reported on a timely basis. The Company's principal executive officer and principal financial officer have reviewed and evaluated, with the participation of the Company's management, the Company's disclosure controls and procedures as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") as of the end of the period covered by this report (the "Evaluation Date"). Based on such evaluation, the chief executive officer and chief financial officer have concluded that, as of the Evaluation Date, the Company's disclosure controls and procedures are effective (a) in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports the Company files or submits under the Exchange Act, and (b) is accumulated and communicated to the Company's management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting: Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management of the Company, including its chief executive officer and chief financial officer, has assessed the effectiveness of its internal control over financial reporting as of September 29, 2007, based on the criteria established in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on its assessment and those criteria, management of the Company has concluded that, as of September 29, 2007, the Company's internal control over financial reporting was effective.

PricewaterhouseCoopers LLP, independent registered public accounting firm, has audited the Company's internal control over financial reporting as of September 29, 2007, as stated in their report included herein on page 35.

Changes in Internal Control Over Financial Reporting: There have been no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Limitations on the Effectiveness of Controls: Our management, including our chief executive officer and chief financial officer, does not expect that our disclosure controls and internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Notwithstanding the foregoing limitations on the effectiveness of controls, we have nonetheless reached the conclusions set forth above on our disclosure controls and procedures and our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information in response to this item is incorporated herein by reference to "Election of Directors" and "Corporate Governance" in the Company's Proxy Statement for its 2008 Annual Meeting of Shareholders ("2008 Proxy Statement") and "Executive Officers of the Registrant" in Part I hereof.

Our Code of Conduct and Business Ethics is posted on our website at www.plexus.com. You may access the Code of Conduct and Business Ethics by following the links under "Investor Relations" at our website. Plexus' Code of Conduct and Business Ethics applies to all members of the board of directors, officers and employees.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference to "Corporate Governance – Board Committees – Compensation and Leadership Development Committee," "Corporate Governance – Directors' Compensation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" in the 2008 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" and "Approval of the 2008 Long-Term Incentive Plan – Equity Compensation Plan Information" in the 2008 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated herein by reference to "Corporate Governance – Director Independence" and "Certain Transactions" in the 2008 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference to the subheading "Auditors - Fees and Services" in the 2008 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed

Financial Statements and Financial Statement Schedules. See following list of Financial Statements and Financial Statement Schedules on page 34

(b) Exhibits. See Exhibit Index included as the last page of this report, which index is incorporated herein by reference

PLEXUS CORP.
List of Financial Statements and Financial Statement Schedules
September 29, 2007

Contents

Contents	Pages
Report of Independent Registered Public Accounting Firm	35
Consolidated Financial Statements:	
Consolidated Statements of Operations for the years ended September 29, 2007, September 30, 2006 and October 1, 2005	36
Consolidated Balance Sheets as of September 29, 2007 and September 30, 2006	37
Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss) for the years ended September 29, 2007, September 30, 2006 and October 1, 2005	38
Consolidated Statements of Cash Flows for the years ended September 29, 2007, September 30, 2006 and October 1, 2005	39
Notes to Consolidated Financial Statements	40
Financial Statement Schedules:	
Schedule II - Valuation and Qualifying Accounts for the years ended September 29, 2007, September 30, 2006 and October 1, 2005	64

Report of Independent Registered Public Accounting Firm

To the Shareholders
and Board of Directors
of Plexus Corp:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Plexus Corp. and its subsidiaries at September 29, 2007 and September 30, 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 29, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 29, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment: An Amendment of Financial Accounting Standards Board Statements No. 123 and 95", and Financial Accounting Standards Board Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations". These accounting pronouncements were both adopted in the fiscal year ending September 30, 2006.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
November 19, 2007

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended September 29, 2007, September 30, 2006 and October 1, 2005
(in thousands, except per share data)

	2007	2006	2005
Net sales	$ 1,546,264	$ 1,460,557	$ 1,228,882
Cost of sales	1,382,725	1,301,857	1,123,146
Gross profit	163,539	158,700	105,736
Operating expenses:			
Selling and administrative expenses	82,263	78,438	76,319
Goodwill impairment costs	-	-	26,915
Restructuring and asset impairment costs	1,838	-	12,247
	84,101	78,438	115,481
Operating income (loss)	79,438	80,262	(9,745)
Other income (expense):			
Interest expense	(3,168)	(3,507)	(3,471)
Interest income	9,099	6,163	2,688
Miscellaneous	(1,115)	434	(470)
Income (loss) before income taxes and cumulative effect of change in accounting principle	84,254	83,352	(10,998)
Income tax expense (benefit)	18,536	(17,178)	1,419
Income (loss) before cumulative effect of change in accounting principle	65,718	100,530	(12,417)
Cumulative effect of change in accounting principle, net of income taxes of $3	-	(505)	-
Net income (loss)	$ 65,718	$ 100,025	$ (12,417)
Earnings per share:			
Basic:			
Income (loss) before cumulative effect of change in accounting principle	$ 1.42	$ 2.23	$ (0.29)
Cumulative effect of change in accounting principle, net of income taxes	-	(0.01)	-
Net income (loss)	$ 1.42	$ 2.22	$ (0.29)
Diluted:			
Income (loss) before cumulative effect of change in accounting principle	$ 1.41	$ 2.16	$ (0.29)
Cumulative effect of change in accounting principle, net of income taxes	-	(0.01)	-
Net income (loss)	$ 1.41	$ 2.15	$ (0.29)
Weighted average shares outstanding:			
Basic	46,312	45,146	43,373
Diluted	46,739	46,490	43,373

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of September 29, 2007 and September 30, 2006
(in thousands, except per share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 154,109	$ 164,912
Short-term investments	55,000	30,000
Accounts receivable, net of allowances of $900 and $1,100, respectively	230,826	209,737
Inventories	275,854	224,342
Deferred income taxes	12,932	10,232
Prepaid expenses and other	5,434	6,226
Total current assets	734,155	645,449
Property, plant and equipment, net	159,517	134,437
Goodwill	8,062	7,400
Deferred income taxes	2,310	4,542
Other	12,472	9,634
Total assets	$ 916,516	$ 801,462
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of capital lease obligations	$ 1,720	$ 997
Accounts payable	237,034	215,332
Customer deposits	10,381	7,091
Accrued liabilities:		
Salaries and wages	23,149	33,153
Other	34,755	29,808
Total current liabilities	307,039	286,381
Capital lease obligations, net of current portion	25,082	25,653
Other liabilities	9,372	7,861
Deferred income taxes	1,758	-
Commitments and contingencies (Notes 9 and 11)	-	-
Shareholders' equity:		
Preferred stock, $.01 par value, 5,000 shares authorized, none issued or outstanding	-	-
Common stock, $.01 par value, 200,000 shares authorized, and 46,402 and 46,217 issued and outstanding, respectively	464	462
Additional paid-in capital	336,603	312,785
Retained earnings	224,586	158,868
Accumulated other comprehensive income	11,612	9,452
	573,265	481,567
Total liabilities and shareholders' equity	$ 916,516	$ 801,462

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
for the years ended September 29, 2007, September 30, 2006 and October 1, 2005
(in thousands)

	Common Stock		Additional		Accumulated Other	
	Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Total
Balances, October 1, 2004	**43,184**	**$ 432**	**$ 267,925**	**$ 71,260**	**$ 11,796**	**$ 351,413**
Comprehensive income (loss):						
Net loss	-	-	-	(12,417)	-	(12,417)
Foreign currency translation adjustments	-	-	-	-	(4,481)	(4,481)
Total comprehensive loss						(16,898)
Issuance of common stock under Employee Stock Purchase Plan	204	2	2,235	-	-	2,237
Exercise of stock options, including tax benefits	364	4	3,259	-	-	3,263
Balances, October 1, 2005	**43,752**	**438**	**273,419**	**58,843**	**7,315**	**340,015**
Comprehensive income:						
Net income	-	-	-	100,025	-	100,025
Foreign currency translation adjustments	-	-	-	-	2,137	2,137
Total comprehensive income						102,162
Issuance of common stock under Employee Stock Purchase Plan	4	-	138	-	-	138
Stock based compensation expense	-	-	3,039			3,039
Exercise of stock options, including tax benefits	2,461	24	36,189	-	-	36,213
Balances, September 30, 2006	**46,217**	**462**	**312,785**	**158,868**	**9,452**	**481,567**
Comprehensive income:						
Net income	-	-	-	65,718	-	65,718
Foreign currency translation adjustments	-	-	-	-	2,160	2,160
Total comprehensive income						67,878
Issuance of common stock under Employee Stock Purchase Plan	18	-	402	-	-	402
Stock based compensation expense	-	-	6,166	-	-	6,166
Exercise of stock options, including tax benefits	167	2	17,250	-	-	17,252
Balances, September 29, 2007	**46,402**	**$ 464**	**$ 336,603**	**$ 224,586**	**$ 11,612**	**$ 573,265**

The accompanying notes are an integral part of these consolidated financial statements.

PLEXUS CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended September 29, 2007, September 30, 2006 and October 1, 2005
(in thousands)

	2007	2006	2005
Cash flows from operating activities			
Net income (loss)	$ 65,718	$ 100,025	$ (12,417)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:			
Depreciation and amortization	26,588	23,310	23,890
Cumulative effect of change in accounting principle	-	505	-
Non-cash goodwill and asset impairments	-	59	31,217
Gain on sale of property, plant and equipment	(352)	-	-
Stock based compensation expense	6,166	3,039	-
Provision for accounts receivable allowances	-	464	1,094
Deferred income taxes	14,155	(18,008)	(3)
Changes in assets and liabilities:			
Accounts receivable	(19,611)	(41,521)	(19,946)
Inventories	(50,235)	(42,712)	(6,569)
Prepaid expenses and other	(1,684)	(1,810)	(644)
Accounts payable	13,674	59,971	58,658
Customer deposits	3,145	(714)	(584)
Accrued liabilities and other	(19,051)	476	7,271
Cash flows provided by operating activities	38,513	83,084	81,967
Cash flows from investing activities			
Purchases of short-term investments	(63,050)	(32,500)	(19,500)
Sales and maturities of short-term investments	38,050	12,500	13,505
Payments for property, plant and equipment	(47,837)	(34,865)	(21,707)
Proceeds on sale of property, plant and equipment	4,460	608	202
Cash flows used in investing activities	(68,377)	(54,257)	(27,500)
Cash flows from financing activities			
Proceeds from debt	-	1,292	16,648
Payments on debt and capital lease obligations	(1,522)	(2,149)	(17,916)
Proceeds from exercise of stock options	1,793	35,837	3,263
Income tax benefit of stock option exercises	15,459	376	-
Issuances of common stock under Employee Stock Purchase Plan	402	138	2,237
Cash flows provided by financing activities	16,132	35,494	4,232
Effect of foreign currency translation on cash and cash equivalents	2,929	1,864	(896)
Net (decrease) increase in cash and cash equivalents	(10,803)	66,185	57,803
Cash and cash equivalents, beginning of year	164,912	98,727	40,924
Cash and cash equivalents, end of year	$ 154,109	$ 164,912	$ 98,727

The accompanying notes are an integral part of these consolidated financial statements.

1. Description of Business and Significant Accounting Policies

Description of Business: Plexus Corp. together with its subsidiaries, (the "Company" or "Plexus") participates in the Electronics Manufacturing Services ("EMS") industry. The Company provides a full range of product realization services to original equipment manufacturers ("OEMs") and other technology companies in the wireline/ networking, wireless infrastructure, medical, industrial/commercial, and defense/security/aerospace market sectors with a focus on complex and global fulfillment solutions, high technology manufacturing and test services, and high reliability products. The Company offers its customers the ability to outsource all stages of product realization, including development and design, materials sourcing, procurement and management, prototyping, and new product introduction, testing, manufacturing, product configuration, direct order fulfillment, logistics and test/repair.

The Company provides most of its contract manufacturing services on a turnkey basis, which means it sources and procures some or all of the materials required for product assembly. The Company provides some services on a consignment basis, which means that the customer supplies materials necessary for product assembly. Turnkey services include material procurement and warehousing, in addition to manufacturing, and involve greater resource investment than consignment services. Other than certain test equipment used to support internal manufacturing, the Company does not design or manufacture its own proprietary products.

Consolidation Principles and Basis of Presentation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of Plexus Corp. and its subsidiaries. All significant intercompany transactions have been eliminated.

The Company's fiscal year ends on the Saturday closest to September 30. The Company also uses a "4-4-5" weekly accounting system for the interim periods in each quarter. Each quarter, therefore, ends on a Saturday at the end of the 4-4-5 period. The accounting years for fiscal 2007 and 2006 each included 364 days, while the accounting year for fiscal 2005 included 366 days.

Cash Equivalents and Short-Term Investments: Cash equivalents are highly liquid investments purchased with an original maturity of less than three months. Short-term investments include investment-grade short-term debt instruments with original maturities greater than three months. Short-term investments are generally comprised of securities with contractual maturities greater than one year but with optional or early redemption provisions or rate reset provisions within one year.

Investments in debt securities are classified as "available-for-sale." Such investments are recorded at fair value as determined from quoted market prices, and the cost of securities sold is determined on the specific identification method. If material, unrealized gains or losses are reported as a component of comprehensive income or loss, net of the related income tax effect. For fiscal 2007, 2006 and 2005, unrealized or realized gains and losses were not material.

As of September 29, 2007 and September 30, 2006, cash and cash equivalents included the following securities (in thousands):

	2007	2006
Cash	$ 23,409	$ 28,698
Money market funds and other	37,500	50,264
U.S. corporate and bank debt	93,200	85,950
	$ 154,109	$ 164,912

Short-term investments as of September 29, 2007 and September 30, 2006 consisted primarily of state and municipal securities.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. Customers may cancel their orders, change production quantities or delay production for a number of reasons that are beyond the Company's control. Any of these, or certain additional actions, could impact the valuation of inventory. Any actions taken by the Company's customers that could impact the value of its inventory are considered when determining the lower of cost or market valuations.

Property, Plant and Equipment and Depreciation: These assets are stated at cost. Depreciation, determined on the straight-line method, is based on lives assigned to the major classes of depreciable assets as follows:

Buildings and improvements	15-50 years
Machinery and equipment	3-10 years
Computer hardware and software	2-10 years

Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense (see Note 3) and the financing component of the lease payments is classified as interest expense.

For the capitalization of software costs, the Company follows Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed for Internal Use." The Company capitalizes significant costs incurred in the acquisition or development of software for internal use, including the costs of the software, consultants and payroll and payroll related costs for employees directly involved in developing internal use computer software once the final selection of the software is made (see Note 3). Costs incurred prior to the final selection of software and costs not qualifying for capitalization are expensed as incurred.

Expenditures for maintenance and repairs are expensed as incurred.

Goodwill and Other Intangible Assets: The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, the Company no longer amortizes goodwill and intangible assets with indefinite useful lives, but instead, the Company tests those assets for impairment at least annually, and recognizes any related losses when incurred. Recoverability of goodwill is measured at the reporting unit level.

The Company is required to perform goodwill impairment tests at least annually, for which the Company selected the third quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. No assurances can be given that future impairment tests of goodwill will not result in further goodwill impairment or that changes in circumstances will not arise which result in further goodwill impairment.

We measure the recoverability of goodwill under the annual impairment test by comparing the reporting unit's carrying amount, including goodwill, to the reporting unit's estimated fair market value, which is primarily estimated using the present value of expected future cash flows, although market valuations may also be employed. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second test is performed to measure the amount of impairment. Circumstances that may lead to impairment of goodwill include, but are not limited to, the loss of a significant customer or customers and unforeseen reductions in customer demand, future operating performance or industry demand.

For the years ended September 29, 2007 and September 30, 2006 changes in the carrying amount of goodwill for the European reportable segment were as follows (in thousands):

	Europe
Balance as of October 1, 2005	$ 6,995
Foreign currency translation adjustment	405
Balance as of September 30, 2006	7,400
Foreign currency translation adjustment	662
Balance as of September 29, 2007	$ 8,062

The Company has a nominal amount of identifiable intangibles that are subject to amortization. These intangibles relate to patents with useful lives of twelve years. Intangible asset amortization expense was nominal for fiscal 2007, 2006 and 2005. The Company has no intangibles, except goodwill, that are not subject to amortization. During fiscal 2007, there were no additions to intangible assets.

Impairment of Long-Lived Assets: The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of property, plant and equipment is measured by comparing its carrying value to the projected cash flows the property, plant and equipment are expected to generate. If such assets are considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying value of the property exceeds its fair market value. The impairment analysis is based on significant assumptions of future results made by management, including sales and cash flow projections. Circumstances that may lead to impairment of property, plant and equipment include reduced expectations for future performance or industry demand and possible further restructurings.

Revenue Recognition: Net sales from manufacturing services are recognized when the product has been shipped, the risk of ownership has transferred to the customer, the price to the buyer is fixed and determinable, and recoverability is reasonably assured. This point depends on contractual terms and generally occurs upon shipment of the goods from Plexus. Generally, there are no formal customer acceptance requirements or further obligations related to manufacturing services; if such requirements or obligations exist, then a sale is recognized at the time when such requirements are completed and such obligations are fulfilled.

Net sales from engineering design and development services, which are generally performed under contracts of twelve months or less duration, are recognized as costs are incurred utilizing a percentage-of-completion method; any losses are recognized when anticipated. Progress towards completion of product design and development contracts is based on units of work for labor content and costs incurred for component content. Net sales from engineering design and development services were less than five percent of total sales in fiscal 2007, 2006 and 2005.

Sales are recorded net of estimated returns of manufactured products based on management's analysis of historical returns, current economic trends and changes in customer demand. Net sales also include amounts billed to customers for shipping and handling. The corresponding shipping and handling costs are included in cost of sales.

Restructuring Costs: From time to time, the Company has recorded restructuring costs in response to the reduction in its sales levels and reduced capacity utilization. These restructuring charges included employee severance and benefit costs, costs related to plant closures, including leased facilities that will be abandoned (and subleased, as applicable), and impairment of equipment.

Costs associated with a restructuring activity are recorded in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." The timing and related recognition of recording severance and benefit costs that are not presumed to be an ongoing benefit, as defined in SFAS No. 146, depend on whether employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. The Company concluded that it had a substantive severance plan based upon past severance practices; therefore, certain severance and benefit costs were recorded in accordance with SFAS No. 112, "Employer's Accounting for Postemployment Benefits," which resulted in the recognition of a liability as the severance and benefit costs arose from an existing condition or situation and the payment was both probable and reasonably estimated.

For leased facilities that will be abandoned and subleased, a liability is recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could be reasonably obtained for the property. For contract termination costs, including costs that will continue to be incurred under a contract for its remaining term without economic benefit to the Company, a liability for future remaining payments under the contract is recognized and measured at its fair value.

The recognition of restructuring costs requires that the Company make certain judgments and estimates regarding the nature, timing and amount of cost associated with the planned exit activity. If actual results in exiting these facilities differ from the Company's estimates and assumptions, the Company may be required to revise the estimates of future liabilities, which could result in recording additional restructuring costs or the reduction of liabilities already recorded. At the end of each reporting period, the Company evaluates the remaining accrued balances to ensure that no excess accruals are retained, no additional accruals are required and the utilization of the provisions are for their intended purpose in accordance with developed exit plans.

Income Taxes: Deferred income taxes are provided for differences between the bases of assets and liabilities for financial and income tax reporting purposes. The Company records a valuation allowance against deferred income tax assets when management believes it is more likely than not that some portion or all of the deferred income tax assets will not be realized (see Note 5). Realization of deferred income tax assets is dependent on the Company's ability to generate future taxable income. The Company records windfall tax benefits upon stock option exercises using the with-and-without method.

Foreign Currency: For foreign subsidiaries using the local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at year-end, with net sales, expenses and cash flows translated at the average monthly exchange rates. Adjustments resulting from translation of the financial statements are recorded as a component of accumulated other comprehensive income. Exchange gains and losses arising from transactions denominated in a currency other than the functional currency of the entity involved and remeasurement adjustments for foreign operations where the U.S. dollar is the functional currency are included in the statement of operations. Exchange gains and (losses) on foreign currency transactions were $(1.5) million, $0.4 million and $(0.5) million for the fiscal years ended September 29, 2007, September 30, 2006 and October 1, 2005, respectively.

Derivatives: The Company periodically enters into derivative contracts, primarily foreign currency forward, call and put contracts which are designated as cash-flow hedges. The changes in fair value of these contracts, to the extent the hedges are effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. These amounts were not material during fiscal 2007, 2006 or 2005.

Earnings Per Share: The computation of basic earnings per common share is based upon the weighted average number of common shares outstanding and net income (loss). The computation of diluted earnings per common share reflects additional dilution from stock options, unless such options are antidilutive.

Stock-based Compensation: Effective October 2, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which revised SFAS No. 123, "Accounting for Stock-Based Compensation" and supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be measured at fair value and expensed in the consolidated statement of operations over the service period (generally the vesting period) of the grant. Upon adoption, the Company transitioned to SFAS No. 123(R) using the modified prospective application, under which compensation expense is only recognized in the consolidated statements of operations beginning with the first period that SFAS No. 123(R) is effective and continuing to be expensed thereafter. Stock-based compensation expense for fiscal 2005 is still presented on a pro forma basis.

On May 11, 2005, in response to SFAS No. 123(R), the Compensation/Leadership Development Committee of the Company's Board of Directors (the "Compensation Committee") approved the acceleration of the vesting of approximately 660,000 shares of unvested stock options outstanding under the Company's stock option plan with exercise prices per share of $12.20 or higher. The accelerated options had a range of exercise prices of $12.25 to $27.37 and a weighted average exercise price of $15.17. The effective date of the acceleration was May 11, 2005. The primary purpose of the accelerated vesting was to avoid recognizing compensation expense associated with these options upon adoption of SFAS No. 123(R). The aggregate pre-tax expense associated with the accelerated options would have been approximately $5.0 million, of which $2.8 million and $1.0 million would have been reflected in the Company's consolidated statements of operations in fiscal years 2006 and 2007, respectively.

On May 18, 2005, the Compensation Committee granted approximately 700,000 stock options to key officers and employees of the Company. In response to SFAS No. 123(R), and as allowed under the Company's 2005 Equity Incentive Plan, the Compensation Committee provided that these options would vest immediately. The primary purpose of the immediate vesting was to avoid recognizing compensation expense associated with these options upon adoption of SFAS No. 123(R). The aggregate pre-tax expense associated with the immediate vesting of these options would have been approximately $3.9 million, of which $1.3 million, $1.3 million and $0.8 million would have been reflected in the Company's consolidated statements of operations in fiscal years 2006, 2007 and 2008, respectively.

As a result of the adoption of SFAS No. 123(R), the Company recognized $6.2 million and $3.0 million of compensation expense associated with stock options for the fiscal years ended September 29, 2007 and September 30, 2006, respectively. The following presents pro forma net loss and per-share data for fiscal 2005 as if a fair value based method had been used to account for stock-based compensation (in thousands, except per-share amounts):

	Year Ended October 1, 2005
Net loss as reported	$ (12,417)
Add: stock-based employee compensation expense included in reported net loss, net of related income tax effect	-
Deduct: total stock-based employee compensation expense determined under fair value based method, net of related tax effects	(12,749)
Pro forma net loss	$ (25,166)
Earnings per share:	
Basic, as reported	$ (0.29)
Basic, pro forma	$ (0.58)
Diluted, as reported	$ (0.29)
Diluted, pro forma	$ (0.58)
Weighted average shares:	
Basic	43,373
Diluted	43,373

Conditional Asset Retirement Obligations – In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"), which clarifies that an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value can be reasonably estimated even though uncertainty exists about the timing and/or method of settlement. Upon adoption of FIN 47 in the fourth quarter of fiscal 2006, we recorded an increase in property, plant and equipment, net of $0.1 million and recognized an asset retirement obligation of $0.6 million. This resulted in the recognition of a non-cash charge of $0.5 million ($0.5 million after-tax, or $0.01 per share) for the year ended September 30, 2006 that was reported as a cumulative effect of an accounting change.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value of Financial Instruments: Accounts payable and accrued liabilities were reflected in the consolidated financial statements at cost because of the short-term duration of these instruments. Accounts receivable were reflected at net realizable value based on anticipated losses due to potentially uncollectible balances. Anticipated losses were based on management's analysis of historical losses and changes in customer credit status. The fair value of capital lease obligations was approximately $28.5 million and $29.6 million as of September 29, 2007 and September 30, 2006, respectively. The Company uses quoted market prices when available or discounted cash flows to calculate these fair values.

Business and Credit Concentrations: Financial instruments that potentially subject the Company to concentrations of credit risk consisted of cash, cash equivalents, short-term investments and trade accounts receivable. In accordance with the Company's investment policy, the Company's cash, cash equivalents and short-term investments were placed with recognized financial institutions. The Company's investment policy limits the amount of credit exposure in any one issue and the maturity date of the investment securities that typically comprise investment grade short-term debt instruments. Concentrations of credit risk in accounts receivable resulting from sales to major customers are discussed in Note 12. The Company, at times, requires advanced cash deposits for services performed. The Company also closely monitors extensions of credit.

New Accounting Pronouncements: In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109" ("FIN 48"), that provides guidance on how a company should recognize, measure, present and disclose uncertain tax positions which a company has taken or expects to take. FIN 48 is effective no later than fiscal years beginning after December 15, 2006 and is required to be adopted by the Company in the first quarter of fiscal 2008. Although the Company continues to evaluate the full impact of adopting FIN 48, the Company is not currently aware of any material impact from adoption on its consolidated results of operations, financial position and cash flows.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157") that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The effective date for SFAS No. 157 is as of the beginning of fiscal years that start subsequent to November 15, 2007. The Company is currently assessing the impact of SFAS No. 157 on its consolidated results of operations, financial position and cash flows.

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard permits an entity to choose to measure many financial instruments and certain other items at fair value. The fair value option permits a company to choose to measure eligible items at specified election dates. A company will report unrealized gains and losses on items for which the fair value option has been elected in earnings after adoption. The effective date for SFAS 159 is as of the beginning of fiscal years that start subsequent to November 15, 2007. The Company is currently assessing the impact of SFAS No. 159 on its consolidated results of operations, financial position and cash flows.

2. Inventories

Inventories as of September 29, 2007 and September 30, 2006 consisted of (in thousands):

	2007	2006
Assembly parts	$ 194,596	$ 148,856
Work-in-process	32,068	36,156
Finished goods	49,190	39,330
	$ 275,854	$ 224,342

3. Property, Plant and Equipment

Property, plant and equipment as of September 29, 2007 and September 30, 2006, consisted of (in thousands):

	2007	2006
Land, buildings and improvements	$ 96,366	$ 80,982
Machinery, and equipment	171,392	152,933
Computer hardware and software	67,405	66,151
Construction in progress	10,696	3,263
	345,859	303,329
Less: accumulated depreciation and amortization	186,342	168,892
	$ 159,517	$ 134,437

As of September 29, 2007 and September 30, 2006, computer hardware and software includes $29.3 million and $29.2 million, respectively, related to a common enterprise resource planning ("ERP") platform. As of September 29, 2007 and September 30, 2006, construction in process includes $1.7 million and $0.7 million, respectively, of software implementation costs related to the common ERP platform. The conversion timetable and future project scope remain subject to change based upon our evolving needs and sales levels. Fiscal 2007, 2006 and 2005 amortization of the ERP platform totaled $3.2 million, $3.3 million and $3.0 million, respectively.

Assets held under capital leases and included in property, plant and equipment as of September 29, 2007 and September 30, 2006 consisted of (in thousands):

	2007	2006
Buildings and improvements	$ 29,508	$ 28,883
Machinery and equipment	616	41
	30,124	28,924
Less: accumulated amortization	4,235	3,078
	$ 25,889	$ 25,846

The building and improvements category in the above table includes a manufacturing facility in San Diego, which was closed during fiscal 2003 and is no longer used. The Company subleased a portion of the facility during fiscal 2003 and the remaining portion during fiscal 2005. The San Diego facility is recorded at the net present value of the sublease income, net of cash outflows for broker commissions and building improvements associated with the subleases. The net book value of the San Diego facility is reduced on a monthly basis by the amortization of the sublease cash receipts, net of certain cash outflows associated with the subleases. The net book value of the San Diego facility, adjusted for impairment, is approximately $14.9 million as of September 29, 2007.

Amortization of assets held under capital leases totaled $0.4 million, $0.1 million and $0.4 million for fiscal 2007, 2006 and 2005, respectively. There were one and two capital lease additions in fiscal 2007 and 2006, respectively.

As of September 29, 2007 and September 30, 2006, accounts payable included approximately $7.9 million and $1.1 million, respectively, related to the purchase of property, plant and equipment, which have been treated as non-cash transactions for purposes of the Consolidated Statements of Cash Flows.

In July 2006, the Company entered into a capital lease for $4.1 million for the expansion in Xiamen, China, which was treated as a non-cash transaction for purposes of the Consolidated Statement of Cash Flows.

4. Capital Lease Obligations and Other Financing

Capital lease obligations as of September 29, 2007 and September 30, 2006, consisted of (in thousands):

	2007	2006
Capital lease obligations for equipment and facilities located in San Diego, the United Kingdom and Xiamen, China, expiring on various dates through 2022; weighted average interest rate of 9.3% and 9.4% for fiscal 2007 and 2006, respectively.	$ 26,802	$ 26,650
Less: current portion	1,720	997
Capital lease obligations, net of current	$ 25,082	$ 25,653

The aggregate scheduled maturities of the Company's obligations under capital leases as of September 29, 2007, are as follows (in thousands):

2008	$ 4,144
2009	3,957
2010	4,035
2011	4,109
2012	4,248
Thereafter	20,752
	41,245
Less: interest portion of capital leases	14,443
Total	$ 26,802

On January 12, 2007, the Company entered into an amended and restated revolving credit facility (the "Amended Credit Facility") with a group of banks which allows the Company to borrow up to $100 million. The Amended Credit Facility is unsecured and replaces the previous secured revolving credit facility ("Secured Credit Facility"). The Amended Credit Facility may be increased by an additional $100 million if there is no event of default existing under the credit agreement and both the Company and the administrative agent consent to the increase. The Amended Credit Facility expires on January 12, 2012. Borrowings under the Amended Credit Facility may be either through revolving or swing loans or letters of credit obligations. As of September 29, 2007, there were no borrowings under the Amended Credit Facility.

The Amended Credit Facility contains certain financial covenants, which include a maximum total leverage ratio, maximum value of fixed rentals and operating lease obligations, a minimum interest coverage ratio and a minimum net worth, all as defined in the Amended Credit Facility. Interest on borrowings varies depending upon the Company's then-current total leverage ratio and begins at a defined base rate, or LIBOR plus 1.0 percent. Rates would increase upon unfavorable changes in specified Company financial metrics. The Company is also required to pay an annual commitment fee on the unused credit commitment which depends on its leverage ratio; the current fee is 0.25 percent.

The Amended Credit Facility allows for the future payment of cash dividends or the future repurchase of shares to the extent that the Company is in compliance with the financial covenants therein. These covenants require that there be no event of default existing at the time of, or is caused by, the dividend payment or the share repurchase.

Origination fees and expenses associated with the Amended Credit Facility totaled approximately $0.3 million and have been deferred. These origination fees and expenses are amortized over the five-year term of the Amended Credit Facility. Interest expense related to the commitment fee, amortization of deferred origination fees and expenses totaled approximately $0.6 million for fiscal 2007 and $1.2 million in each of fiscal 2006 and 2005.

Cash paid for interest in fiscal 2007, 2006 and 2005 was $2.8 million, $2.9 million and $3.1 million, respectively.

5. Income Taxes

The domestic and foreign components of income (loss) before income taxes and cumulative effect of change in accounting principle for fiscal 2007, 2006 and 2005 consisted of (in thousands):

	2007	2006	2005
U.S.	$ 51,706	$ 57,812	$ (4,336)
Foreign	32,548	25,540	(6,662)
	$ 84,254	$ 83,352	$ (10,998)

Income tax expense (benefit) for fiscal 2007, 2006 and 2005 consisted of (in thousands):

	2007	2006	2005
Current:			
Federal	$ 4,139	$ (31)	$ -
State	355	22	(87)
Foreign	(113)	839	1,509
	4,381	830	1,422
Deferred:			
Federal	14,110	(16,026)	-
State	806	(1,648)	-
Foreign	(761)	(334)	(3)
	14,155	(18,008)	(3)
	$ 18,536	$ (17,178)	$ 1,419

Following is a reconciliation of the federal statutory income tax rate to the effective income tax rates reflected in the Consolidated Statements of Operations for fiscal 2007, 2006 and 2005:

	2007	2006	2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	2.1	3.0	2.2
Foreign income and tax rate differences	(16.5)	(12.3)	(15.8)
Resolution of prior year tax matters and tax contingencies	-	-	(5.2)
Change in valuation allowance		(46.9)	(31.4)
Other, net	1.4	0.6	2.3
Effective income tax rate	22.0%	(20.6)%	(12.9)%

The Company recorded income tax expense of $18.5 million for fiscal 2007. The reduction to the income tax expense recorded as compared to our normal statutory rates is primarily due to the effect of pre-tax income in Malaysia and China, which benefit from reduced effective tax rates due to tax holidays.

During fiscal 2006 and 2005, the Company recorded minimal income tax expense as a result of the establishment in fiscal 2004 of a full valuation allowance on our U.S. deferred income tax assets as well as increased pre-tax income in Malaysia and China, which benefit from tax holidays, and reduced pre-tax income in the U.K.. In the fourth quarter of fiscal 2006, the Company reversed $17.7 million of the previously recorded valuation allowance as a credit to income taxes.

The components of the net deferred income tax asset as of September 29, 2007 and September 30, 2006, consisted of (in thousands):

	2007	2006
Deferred income tax assets:		
Loss carryforwards	$ 6,290	$ 23,089
Goodwill	5,661	6,401
Inventories	7,173	6,170
Accrued benefits	7,593	5,670
Allowance for bad debts	326	387
Other	2,829	2,888
Total gross deferred income tax assets	29,872	44,605
Less valuation allowance	(5,014)	(20,011)
Deferred income tax assets	24,858	24,594

Deferred income tax liabilities:		
Property, plant and equipment	4,121	4,849
Other	7,253	4,971
	11,374	9,820
Net deferred income tax asset	$ 13,484	$ 14,774

Under SFAS No. 109, historical and projected financial results (along with any other positive or negative evidence) should be considered when assessing our ability to generate future taxable income and realize any net deferred income tax assets. The Company's U.S. operations generated significant pre-tax income in fiscal 2006. Based on our fiscal 2006 U.S. pre-tax income and an assessment of expected future profitability in the U.S., the Company concluded that it was more likely than not that the tax benefits of our cumulative net deferred income tax assets in the U.S. would be utilized in the future. Therefore, the Company reversed $17.7 million of the valuation allowance as noted above.

As a result of using the with-and-without method under SFAS No. 123(R), the Company recorded a valuation allowance against the amount of net operating loss and credit carryforwards related to tax deductions in excess of compensation expense for stock options until such time as the related deductions actually reduce income taxes payable. The Company recorded a valuation allowance of $16.7 million in fiscal 2006 against its $42.5 million net operating loss carryforwards as of September 30, 2006. During fiscal 2007, the Company realized a reduction of its income taxes payable for all of its federal net operating loss carryforwards and a portion of its state net operating loss carryforwards. Consequently, the Company reversed approximately $15.0 million of this valuation allowance with a corresponding credit to additional paid in capital. As a result, the Company had a remaining valuation allowance of $1.7 million related to tax deductions associated with stock-based compensation as of September 29, 2007.

In addition, there is a remaining valuation allowance of $3.3 million as of September 29, 2007 related to various state deferred income tax assets for which utilization is uncertain due to a lack of sustained profitability and limited carryforward periods in these states.

In October 2007, the Mexican Congress enacted a series of new tax laws. These laws will be effective beginning on January 1, 2008. We are currently analyzing the effect of these new tax laws on our Mexican operations.

In March 2007, the Chinese government made significant changes to its tax law with a bias toward a unified tax rate for domestic and foreign enterprises of 25 percent. The law is effective on January 1, 2008. The effect of the law on enterprises with agreed-upon incentives is currently undecided with the determination to be made in future regulations. It is currently expected that these enterprises will be required to increase their current tax rates to the new unified tax rate over a five-year period beginning in calendar 2008.

In July 2005, a legislative body in the United Kingdom enacted the Finance Act (the "Finance Act"), which limits the deduction of interest expense incurred in the United Kingdom when the corresponding interest income earned by the other party is not taxable to such party. The Company currently extends loans from a U.S. subsidiary to a United Kingdom subsidiary, which is affected by the Finance Act. The Finance Act is effective for interest expense incurred by the United Kingdom subsidiary on these loans arising or accrued after March 16, 2005. For fiscal 2006 and 2007, management provided income tax expense for the effect of the Finance Act on the non-deductibility of this interest expense based on proposed agreement with the tax authorities in the United Kingdom regarding the application of the Finance Act to the Company's circumstances.

The Company has been granted tax holidays for its Malaysian and Chinese subsidiaries. These tax holidays expire in 2019 and 2013, respectively, and are subject to certain conditions with which the Company expects to comply. In fiscal 2007, 2006 and 2005, these subsidiaries generated income, which resulted in tax benefits of approximately $8.6 million, $6.9 million and $1.9 million, respectively.

The Company does not provide for taxes which would be payable if undistributed earnings of foreign subsidiaries were remitted because the Company considers these earnings to be invested for an indefinite period. The aggregate undistributed earnings of the Company's foreign subsidiaries for which a deferred income tax liability has not been recorded is approximately $87.0 million as of September 29, 2007.

In October 2004, the Jobs Act was signed into law in the United States. The Jobs Act includes a deduction of 85 percent of certain foreign earnings that are repatriated, as defined in the Jobs Act. During fiscal 2007, 2006 and 2005, the Company did not repatriate any qualified earnings pursuant to the Jobs Act.

As of September 29, 2007, the Company has approximately $91.5 million of state net operating loss carryforwards that expire between fiscal 2008 and 2026.

Cash paid for income taxes in fiscal 2007, 2006 and 2005 was $2.2 million, $3.2 million and $2.2 million, respectively.

6. Shareholders' Equity

The Board of Directors have authorized a common stock buyback program for the acquisition of up to 6.0 million shares for an amount not to exceed $25.0 million. To date, no shares have been repurchased.

The Company's Amended Credit Facility allows the Company to repurchase its common shares and pay cash dividends as long as it remains in compliance with the various covenants (see Note 4).

7. Earnings Per Share

The following is a reconciliation of the amounts utilized in the computation of basic and diluted earnings per share (in thousands, except per share amounts):

	Years Ended		
	September 29, 2007	**September 30, 2006**	**October 1, 2005**
Earnings:			
Income (loss) before cumulative effect of change in accounting principle	$ 65,718	$ 100,530	$ (12,417)
Cumulative effect of change in accounting principle, net of income taxes	-	(505)	-
Net income (loss)	$ 65,718	$ 100,025	$ (12,417)
Basic weighted average common shares outstanding	46,312	45,146	43,373
Dilutive effect of stock options	427	1,344	-
Diluted weighted average shares outstanding	46,739	46,490	43,373
Basic earnings per share:			
Income (loss) before cumulative effect of change in accounting principle	$ 1.42	$ 2.23	$ (0.29)
Cumulative effect of change in accounting principle, net of income taxes	-	(0.01)	-
Net income (loss)	$ 1.42	$ 2.22	$ (0.29)
Diluted earnings per share:			
Income (loss) before cumulative effect of change in accounting principle	$ 1.41	$ 2.16	$ (0.29)
Cumulative effect of change in accounting principle, net of income taxes	-	(0.01)	-
Net income (loss)	$ 1.41	$ 2.15	$ (0.29)

In fiscal 2007 and 2006, stock options to purchase approximately 1.9 million and 0.9 million shares, respectively, of common stock were outstanding but not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares and, therefore, their effect would be antidilutive. In fiscal 2005, stock options to purchase approximately 5.0 million shares of common stock were outstanding, but were not included in the computation of diluted earnings per share because there was a net loss in that period and, therefore, their inclusion would be antidilutive.

8. Operating Lease Commitments

The Company has a number of operating lease agreements primarily involving manufacturing facilities, manufacturing equipment and computerized design equipment. These leases are non-cancelable and expire on various dates through 2016. Rent expense under all operating leases for fiscal 2007, 2006 and 2005 was approximately $10.6 million, $10.4 million and $11.0 million, respectively. Renewal and purchase options are available on certain of these leases. Rental income from subleases amounted to $0, $0.2 million and $1.7 million in fiscal 2007, 2006 and 2005, respectively.

Future minimum annual payments on operating leases are as follows (in thousands):

2008	$ 9,692
2009	8,620
2010	5,599
2011	4,759
2012	4,627
Thereafter	12,399
	$ 45,696

9. Restructuring and Impairment Costs

Fiscal 2007 restructuring and asset impairment costs: For fiscal 2007, we recorded pre-tax restructuring and asset impairment costs of $1.8 million, related to the closure of our Maldon facility and the reduction of our workforces in Juarez, Mexico and Kelso, Scotland. The details of these fiscal 2007 restructuring actions are listed below:

Maldon Facility Closure: The Maldon facility ceased production on December 12, 2006, and the closure resulted in a workforce reduction of 75 employees at a cost of $0.5 million. During the second fiscal quarter, the Company sold the Maldon facility for $4.4 million and recorded a $0.4 million gain on this transaction.

Other Restructuring Costs. In fiscal 2007, we recorded pre-tax restructuring costs of $1.0 million related to severance for our Juarez, Mexico facility. The Juarez workforce reductions affected approximately 125 employees. During fiscal 2007, we also recorded pre-tax restructuring costs of $0.3 million related to severance for our Kelso, Scotland facility. The Kelso workforce reductions affected approximately 10 employees.

Fiscal 2006 restructuring and asset impairment costs: For fiscal 2006, the Company recorded pre-tax restructuring and asset impairment costs of $1.0 million, related to the decision to close its Maldon, England ("Maldon") facility and to reduce the workforce in Juarez. For fiscal 2006, these restructuring costs were offset by reductions in lease obligations of $0.8 million, as a result of the Company entering into lease termination or sublease agreements for three of its previously closed facilities in the Bothell and Seattle, Washington area, as well as favorable adjustments totaling $0.2 million for fiscal 2006, related to other restructuring accruals. The details of the fiscal 2006 restructuring actions are listed below:

Maldon Facility Closure: The Company announced in July 2006 its intention to close the Maldon facility. In fiscal 2006 the Company recorded $0.5 million for severance and asset impairments related to the expected closure of the Maldon facility. This restructuring affected 75 employees.

Maldon Facility Conversion: In the third quarter of fiscal 2005, the Company announced a planned workforce reduction at the Maldon facility as the Company decided to convert this manufacturing facility to a fulfillment, service and repair facility. As a result of this planned conversion, the Company recorded expenses of $0.2 million for retention costs in fiscal 2006 related to the workforce reduction as part of the Maldon facility conversion. This restructuring affected 43 employees.

Other Restructuring Costs. For fiscal 2006, the Company recorded pre-tax restructuring costs of $0.3 million related to severance at its Juarez facility. The Juarez workforce reductions affected approximately 46 employees.

Fiscal 2005 restructuring and impairment costs: During fiscal 2005, the Company recorded pre-tax restructuring and impairment costs totaling $39.2 million. The restructuring and impairment costs were associated with goodwill impairment, the closure of our Bothell facility, the write-off of the remaining elements of a shop floor data-collection system and other restructuring costs and adjustments to previously recognized restructuring actions.

Goodwill Impairment. The Company is required to perform goodwill impairment tests at least on an annual basis, for which it selected the third quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In the third quarter of fiscal 2005, the Company recorded a goodwill impairment of $26.9 million, of which $16.1 million represented a partial impairment of the goodwill associated with operations in the United Kingdom and $10.8 million represented a full impairment of goodwill associated with operations in Juarez.

The impairment of goodwill associated with the United Kingdom arose primarily from a significant medical customer's intention to transfer future production from the United Kingdom to a lower-cost location. The impairment also reflected lowered expectations for the United Kingdom's electronics manufacturing services industry in general. The impairment of goodwill associated with Juarez reflected a lowered forecast of near-term profits and cash flow associated with operational issues and the transfer of a major customer program to another Plexus manufacturing facility.

Bothell Facility Closure. During fiscal 2005, the Company incurred restructuring costs associated with the closure of the Bothell facility. The Company transferred key customer programs from the Bothell facility to other Plexus locations, primarily in the United States. This restructuring reduced the Company's capacity and affected approximately 160 employees. The Company completed the closure of the Bothell facility during fiscal 2005. During fiscal 2005 and 2004, we incurred total restructuring and impairment costs associated with the Bothell facility closure of approximately $7.5 million, which consisted of the following elements:

- $6.2 million for the facility lease, $1.1 million for employee retention costs and $0.2 million of other associated costs. The liability for the facility lease was recognized and measured at fair value for the future remaining lease payments subsequent to abandonment, less any estimated sublease income that could reasonably be obtained for the property.

Shop Floor Data-Collection System Impairment. During fiscal 2005, the Company recorded a $3.8 million impairment of the remaining elements of a shop floor data-collection system. During the first quarter of fiscal 2005, the Company extended a maintenance and support agreement for the data-collection system through July 2005 to provide it additional time to evaluate the remaining elements of the system. Based on the Company's evaluation, it determined that the shop floor data-collection system was impaired. The Company determined that it would abandon deployment of these remaining elements of the shop floor data-collection system because the anticipated business benefits could not be realized.

Other Restructuring Costs. During fiscal 2005, the Company also recorded the following other restructuring and impairment costs:

- $0.5 million, which consisted of $0.4 million associated with a workforce reduction and $0.1 million of asset impairments at the Juarez facility. The Juarez workforce reduction affected approximately 50 employees

- $0.3 million for severance associated with the elimination of a corporate executive position

- $0.2 million for a planned workforce reduction at the Maldon facility. We originally planned to focus the Maldon facility on fulfillment and service and repair. This transition was expected to be completed by the end of fiscal 2006 and result in a workforce reduction of approximately 43 employees. Subsequently, during fiscal 2006 it was decided to close the Maldon facility and consolidate U.K. manufacturing in the Kelso, Scotland facility rather than simply downsize the employment level at Maldon

- $0.3 million of other restructuring costs.

Adjustments to Provisions: During fiscal 2005, the Company also recorded certain adjustments to previously recognized restructuring and impairment costs:

- $0.4 million additional expense related to additional impairment of a closed facility in San Diego. During the first quarter of fiscal 2005, the Company subleased the remaining part of the San Diego facility, which resulted in the additional impairment to adjust the carrying value of the remaining part of the San Diego facility to its net present value of future sublease income

- a $0.4 million reduction in an accrual for lease obligations associated with a warehouse located in Neenah, Wisconsin ("Neenah"). The Neenah warehouse was previously abandoned as part of a fiscal 2003 restructuring action; however, the Company reactivated use of the warehouse in the second quarter of fiscal 2005

- a $0.3 million reduction in an accrual for lease obligations for one of the closed facilities near Seattle, Washington ("Seattle"). The Company was able to sublease one of the two closed Seattle facilities held under operating leases.

A detail of restructuring and impairment costs are provided below (in thousands):

	Employee Termination and Severance Costs	Lease Obligations and Other Exit Costs	Non-cash Asset Impairments	Total
Accrued balance, October 1, 2004	$ 2,019	$ 9,760	$ -	$ 11,779
Restructuring and impairments costs	2,213	6,451	30,849	39,513
Adjustment to provisions	(23)	(697)	369	(351)
Accretion of lease	-	138	-	138
Amount utilized	(3,690)	(4,149)	(31,218)	(39,057)
Accrued balance, October 1, 2005	519	11,503	-	12,022
Restructuring and impairments costs	889	-	59	948
Adjustment to provisions	-	(948)	-	(948)
Accretion of lease	-	238	-	238
Amount utilized	(947)	(8,657)	(59)	(9,663)
Accrued balance, September 30, 2006	461	2,136	-	2,597
Restructuring and impairments costs	1,966	-		1,966
Adjustment to provisions	(104)	(24)	-	(128)
Amount utilized	(1,334)	(2,112)	-	(3,446)
Accrued balance, September 29, 2007	$ 989	$ -	$ -	$ 989

As of September 29, 2007, all of the remaining employee termination and severance costs are expected to be paid in the next twelve months.

For a detail of restructuring and impairment costs by reportable segment, see Note 12 – Business Segment, Geographic Information and Major Customers.

10. Benefit Plans

Employee Stock Purchase Plans: The Company's shareholders approved the 2005 Employee Stock Purchase Plan (the "2005 Purchase Plan") under which the Company may issue up to 1.2 million shares of its common stock. The terms of the 2005 Purchase Plan originally allowed for qualified employees to participate in the purchase of the Company's common stock at a price equal to the lower of 85 percent of the average high and low stock price at the beginning or end of each semi-annual stock purchase period. The 2005 Purchase Plan was effective on July 1, 2005 and terminates on June 30, 2010, unless all shares authorized under the 2005 Purchase Plan have been issued prior to that date.

As amended, the 2005 Purchase Plan allows qualified employees to purchase the Company's common stock at a price equal to 95 percent of the average high and low stock price at the end of each semi-annual purchase period. The effect of the amendment was to reduce the discount available to employees who purchase shares under the 2005 Purchase Plan. With the amendment, the Company did not record any compensation expense related to the 2005 Purchase Plan under SFAS No. 123(R) in fiscal 2007 and 2006. The Company has issued 185,429 shares and 4,266 shares under the 2005 Purchase Plan during the fiscal years ended September 29, 2007 and September 30, 2006, respectively.

Prior to the adoption of the 2005 Purchase Plan, the Company had established a qualified Employee Stock Purchase Plan (the "2000 Purchase Plan"), the terms of which were substantially similar to the 2005 Purchase Plan prior to the amendment. The 2000 Purchase Plan allowed for the Company to issue up to 2.0 million shares of its common stock. During fiscal 2005, the Company issued approximately 204,000 shares under the 2000 Purchase Plan. The 2000 Purchase Plan expired on June 30, 2005.

401(k) Savings Plan: The Company's 401(k) savings plan covers all eligible U.S. employees. The Company matches employee contributions, after one year of service, up to 2.5 percent of eligible earnings. The Company's contributions for fiscal 2007, 2006 and 2005 totaled $2.4 million, $2.2 million and $2.3 million, respectively.

Stock Option Plans: The Company's shareholders approved the 2005 Equity Incentive Plan (the "2005 Plan"). The 2005 Plan constitutes a stock-based incentive plan for the Company and includes provisions by which the Company may grant stock-based awards to directors, executive officers and other officers and key employees. The maximum number of shares of Plexus common stock that may be issued pursuant to the 2005 Plan is 2.7 million shares, all of which may be issued pursuant to stock options, although up to 1.2 million shares may be issued pursuant to the following: up to 0.6 million shares as stock appreciation rights ("SARs") and up to 0.6 million shares as restricted stock awards. The exercise price of each stock option granted must not be less than the fair market value on the date of grant. The Compensation and Leadership Development Committee ("the Committee") of the Board of Directors may establish the term and vesting period of stock options (see Note 1), as well as accelerate the vesting of stock options. Unless otherwise directed by the Committee, stock options vest over a three-year period from date of grant and have a term of ten years. In fiscal 2007, the Committee established that the vesting period for stock options would be two years. In addition, the Committee changed the timing of equity grants subsequent to the May 15, 2007 grant to be quarterly going forward.

For options issued to the members of the Board of Directors in fiscal 2007, 50 percent of their stock options vested immediately at the date of grant. Their remaining stock options vested over one year. Under the 2005 Plan, the Company has granted options to purchase 1.9 million shares of the Company's common stock from the approval date of the 2005 Plan through September 29, 2007. No SARs or restricted stock awards were granted in fiscal 2007, 2006 or 2005.

A summary of the Company's stock option activity follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Options outstanding as of October 1, 2004	4,929	$ 18.00	
Granted	764	13.02	
Cancelled	(375)	21.85	
Exercised	(364)	8.98	
Options outstanding as of October 1, 2005	4,954	$ 17.55	
Granted	816	39.99	
Cancelled	(44)	31.89	
Exercised	(2,478)	14.68	
Options outstanding as of September 30, 2006	3,248	$ 25.18	
Granted	443	22.64	
Cancelled	(138)	36.14	
Exercised	(175)	10.95	
Options outstanding as of September 29, 2007	3,378	$ 25.13	$ 7,229

	Shares (in thousands)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Options exercisable as of:			
October 1, 2005	4,527	$ 18.12	
September 30, 2006	2,485	$ 20.32	
September 29, 2007	2,558	$ 22.72	$ 11,639

The following table summarizes outstanding stock option information as of September 29, 2007 (shares in thousands):

Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Life	Number of Shares Exercisable	Weighted Average Exercise Price
$ 8.97 - $13.45	587	$ 11.29	5.9	587	$ 11.29
$13.46 - $20.18	674	$ 15.37	5.2	653	$ 15.31
$20.19 - $30.28	1,016	$ 23.71	6.7	636	$ 24.27
$30.29 - $45.43	1,093	$ 39.66	6.1	674	$ 37.94
$45.44 - $63.88	8	$ 59.97	2.8	8	$ 59.97
$ 8.97 - $63.88	**3,378**	**$ 25.13**	**6.1**	**2,558**	**$ 22.72**

The Company continues to use the Black-Scholes valuation model to value stock options. The Company used its historical stock prices as the basis for its volatility assumptions. The assumed risk-free rates were based on U.S. Treasury rates in effect at the time of grant with a term consistent with the expected option lives. The expected option lives represent the period of time that the options granted are expected to be outstanding and were based on historical experience.

The weighted average fair value per share of options granted for the fiscal years ended September 29, 2007, September, 2006 and October 1, 2005 were $11.05, $20.04 and $5.72, respectively. The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing method based on the assumption ranges below:

	Years Ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Expected life (years)	3.75 – 5.48	3.75 – 5.48	3.75 – 9.10
Risk-free interest rate	3.69 – 5.00%	2.43 – 5.00%	2.43 – 4.51%
Expected volatility	50 - 67%	51 - 85%	51 - 85%
Weighted average volatility	57%	64%	59%
Dividend yield	-	-	-

For the fiscal years ended September 29, 2007 and September 30, 2006, the total intrinsic value of stock options exercised was $1.9 million and $50.8 million, respectively.

As of September 29, 2007, there was $11.9 million of unrecognized compensation cost related to non-vested stock options that is expected to be recognized over a weighted average period of 1.7 years.

Deferred Compensation Arrangements: In September 1996, the Company entered into agreements with certain of its former executive officers to provide nonqualified deferred compensation. Under those agreements, the Company agreed to pay to these former executives, or their designated beneficiaries upon such executives' deaths, certain amounts annually for the first 15 years subsequent to their retirements. Life insurance contracts owned by the Company fund this plan.

In fiscal 2000, the Company established a supplemental executive retirement plan (the "SERP") as an additional deferred compensation plan for executive officers and other key employees. Under the SERP, a covered executive may elect to defer some or all of the participant's compensation into the plan, and the Company may credit the participant's account with a discretionary employer contribution. Participants are entitled to payment of deferred amounts and any related earnings upon termination or retirement from Plexus.

In fiscal 2003, due to changes in the law, Plexus terminated a split-dollar life insurance program under the SERP and replaced it with a rabbi trust arrangement (the "Trust"). The Trust allows investment of deferred compensation held on behalf of the participants into individual accounts and, within these accounts, into one or more designated investments. Investment choices do not include Plexus stock. During fiscal 2003, the cash value proceeds that were received upon the surrender of the split-dollar life insurance policies attributable to each plan participant totaled approximately $0.4 million and were placed in the Trust. In fiscal 2007, 2006 and 2005, the Company made contributions to the participants' SERP accounts in the amount of $0.4 million, $0.3 million and $0.1 million, respectively. The increase in the Company's contributions in fiscal 2006 was the result of the Company's Board of Directors determination to increase the Company's discretionary contributions to the greater of 7 percent of the executive's total target cash compensation less the Company's permitted contributions to the executive's 401(k) Savings Plan account or $13,500. The contributions were made in fiscal 2006 as though this policy had been in effect for fiscal 2005 as well.

As of September 29, 2007 and September 30, 2006, the SERP assets held in the Trust totaled $5.1 million and $2.9 million, respectively and the related liability to the participants totaled approximately $4.8 million and $3.3 million, respectively. The Trust assets are subject to the claims of the Company's creditors. The Trust assets and the related liabilities to the participants are included in "Other assets" and "Other liabilities", respectively, in the accompanying Consolidated Balance Sheets.

Other: The Company is not obligated to provide any post retirement medical or life insurance benefits to employees.

11. Litigation

Two securities class action lawsuits were filed in the United States District Court for the Eastern District of Wisconsin on June 25 and June 29, 2007, against the Company and the following individuals: Dean A. Foate, President, Chief Executive Officer and a Director of the Company, F. Gordon Bitter, the Company's Senior Vice President and Chief Financial Officer, and John L. Nussbaum, the Company's former Senior Vice President and Chief Financial Officer, and John L. Nussbaum, the Company's Chairman of the Board. The lawsuits allege securities law violations and seek unspecified damages relating generally to the Company's July 26, 2006 announcement of its fiscal fourth quarter earnings outlook and that the manufacturing facility in Maldon, England would be closed. A motion to consolidate the two actions and appoint a lead plaintiff and lead plaintiff's counsel is pending before the court.

The Company believes the allegations in the lawsuits are without merit and it intends to vigorously defend against them. Since these matters are in the preliminary stages, the Company is unable to predict the scope or outcome or quantify their eventual impact, if any, on the Company. At this time, the Company is also unable to estimate associated expenses or possible losses. The Company maintains insurance that may reduce its financial exposure for defense costs and liability for an unfavorable outcome, should it not prevail.

The Company is party to certain other lawsuits in the ordinary course of business. Management does not believe that these proceedings or the securities class actions referenced above, individually or in the aggregate, will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

12. Reportable Segment, Geographic Information and Major Customers

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for reporting information about segments in financial statements. Reportable segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or group, in assessing performance and allocating resources.

The Company uses an internal management reporting system, which provides important financial data to evaluate performance and allocate the Company's resources on a geographic basis. Net sales for segments are attributed to the region in which the product is manufactured or service is performed. The services provided, manufacturing processes used, class of customers serviced and order fulfillment processes used are similar and generally interchangeable across the segments. A segment's performance is evaluated based upon its operating income (loss). A segment's operating income (loss) includes its net sales less cost of sales and selling and administrative expenses, but excludes corporate and other costs, interest expense, interest income, other income (expense), and income tax expense. Corporate and other costs primarily represent corporate selling and administrative expenses, and restructuring and impairment costs. These costs are not allocated to the segments, as management excludes such costs when assessing the performance of the segments. Inter-segment transactions are generally recorded at amounts that approximate arm's length transactions. The accounting policies for the regions are the same as for the Company taken as a whole.

Information about the Company's four reportable segments in fiscal 2007, 2006 and 2005 were as follows (in thousands):

	Years Ended		
	September 29, 2007	**September 30, 2006**	**October 1, 2005**
Net sales:			
United States	$1,080,665	$1,052,496	$ 920,096
Asia	427,237	315,442	165,057
Mexico	76,254	87,338	122,161
Europe	68,276	94,327	104,318
Elimination of inter-segment sales	(106,168)	(89,046)	(82,750)
	$1,546,264	$1,460,557	$1,228,882
Depreciation and amortization:			
United States	$ 9,494	$ 9,701	$ 11,395
Asia	8,641	5,631	3,043
Mexico	2,044	1,399	1,295
Europe	764	1,020	1,956
Corporate	5,645	5,559	6,201
	$ 26,588	$ 23,310	$ 23,890
Operating income (loss):			
United States	$ 97,019	$ 103,074	$ 67,150
Asia	40,700	27,832	7,847
Mexico	(11,581)	(4,170)	(3,394)
Europe	3,747	3,569	6,552
Corporate and other costs	(50,447)	(50,043)	(87,900)
	$ 79,438	$ 80,262	$ (9,745)
Capital expenditures:			
United States	$ 7,457	$ 10,323	$ 8,551
Asia	31,397	18,453	10,363
Mexico	5,367	880	633
Europe	754	380	973
Corporate	2,862	4,829	1,187
	$ 47,837	$ 34,865	$ 21,707

	September 29, 2007	**September 30, 2006**
Total assets:		
United States	$ 381,947	$ 310,020
Asia	224,135	164,589
Mexico	28,340	32,112
Europe	94,814	91,416
Corporate	187,280	203,325
	$ 916,516	$ 801,462

The following enterprise-wide information is provided in accordance with SFAS No. 131. Net sales to unaffiliated customers were based on the Company's location providing product or services (in thousands):

	Years ended		
	September 29, 2007	**September 30, 2006**	**October 1, 2005**
Net sales:			
United States	$1,080,665	$1,052,496	$ 920,096
Malaysia	357,144	260,922	130,939
Mexico	76,254	87,338	122,161
China	70,093	54,520	34,118
United Kingdom	68,276	94,327	104,318
Elimination of inter-segment sales	(106,168)	(89,046)	(82,750)
	$1,546,264	$1,460,557	$1,228,882

	September 29, 2007	**September 30, 2006**
Long-lived assets:		
Malaysia	$ 61,576	$ 35,314
United States	31,687	30,755
United Kingdom	16,290	18,754
China	6,622	1,809
Mexico	6,059	2,941
Corporate	45,345	52,264
	$ 167,579	$ 141,837

Long-lived assets as of September 29, 2007 and September 30, 2006 exclude other long-term assets and deferred income tax assets which totaled $14.8 million and $14.2 million, respectively.

Restructuring and impairment costs are not allocated to reportable segments, as management excludes such costs when assessing the performance of the reportable segments, but rather includes such costs within the "Corporate and other costs" section of the above table of operating income (loss). In fiscal 2007, 2006 and 2005, the Company incurred restructuring and impairment costs (see Note 9) which were associated with various segments (in thousands):

	Years Ended		
	September 29, 2007	**September 30, 2006**	**October 1, 2005**
Restructuring and impairment costs:			
United States	$ (24)	$ (1,018)	$ 7,296
Asia	-	-	-
Mexico	1,053	346	11,414
Europe	809	672	16,212
Corporate	-	-	4,240
	$ 1,838	$ -	$ 39,162

The percentages of net sales to customers representing 10 percent or more of total net sales for the indicated periods were as follows:

	Years Ended		
	September 29, 2007	September 30, 2006	October 1, 2005
Juniper Networks Inc.	21%	19%	19%
General Electric Corp.	10%	12%	12%

For our significant customers, we generally manufacture products in more than one location. Net sales to Juniper, our largest customer, occur in the United States and Asia reportable segments. Net sales to GE, another significant customer, occur in the United States, Asia, Mexico and Europe reportable segments.

The percentages of accounts receivable from customers representing 10 percent or more of total accounts receivable for the indicated periods were as follows:

	September 29, 2007	September 30, 2006
Juniper Networks Inc.	21%	17%
General Electric Corp.	*	12%
Defense customer	14%	*

*Represents less than 10 percent of total accounts receivable

No other customers represented ten percent or more of the Company's total net sales or total trade receivable balances as of September 29, 2007 and September 30, 2006.

13. Guarantees

The Company offers certain indemnifications under its customer manufacturing agreements. In the normal course of business, the Company may from time to time be obligated to indemnify its customers or its customers' customers against damages or liabilities arising out of the Company's negligence, breach of contract, or infringement of third party intellectual property rights relating to its manufacturing processes. Certain of the manufacturing agreements have extended broader indemnification and, while most agreements have contractual limits, some do not. However, the Company generally excludes from such indemnities, and seeks indemnification from its customers for damages or liabilities arising out of the Company's adherence to customers' specifications or designs or use of materials furnished, or directed to be used, by its customers. The Company does not believe its obligations under such indemnities are material.

In the normal course of business, the Company also provides its customers a limited warranty covering workmanship, and in some cases materials, on products manufactured by the Company. Such warranty generally provides that products will be free from defects in the Company's workmanship and meet mutually agreed upon testing criteria for periods generally ranging from 12 months to 24 months. If a product fails to comply with the Company's warranty, the Company's obligation is generally limited to correcting, at its expense, any defect by repairing or replacing such non-conforming product. The Company's warranty generally excludes defects resulting from faulty customer-supplied components, design defects or damage caused by any party other than the Company.

The Company provides for an estimate of costs that may be incurred under its limited warranty at the time product sales are recognized and establishes reserves for specifically identified product issues. These costs primarily include labor and materials, as necessary, associated with repair or replacement. The primary factors that affect the Company's warranty liability include the value and the number of shipped units and historical and anticipated rates of warranty claims. As these factors are impacted by actual experience and future expectations, the Company assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Below is a table summarizing the activity related to the Company's limited warranty liability for the fiscal years 2007 and 2006 (in thousands):

Limited warranty liability, as of October 1, 2005	$ 5,135
Accruals for warranties issued during the period	2,733
Settlements (in cash or in kind) during the period	(4,839)
Limited warranty liability, as of September 30, 2006	3,029
Accruals for warranties issued during the period	2,571
Settlements (in cash or in kind) during the period	(557)
Limited warranty liability, as of September 29, 2007	$ 5,043

14. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2007 and 2006 consisted of (in thousands, except per share amounts):

2007	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 380,835	$ 360,175	$ 379,574	$ 425,679	$1,546,264
Gross profit	39,655	31,642	38,522	53,719	163,539
Net income	15,117	10,158	15,540	24,903	65,718
Earnings per share:					
Basic	$ 0.33	$ 0.22	$ 0.34	$ 0.54	$ 1.42
Diluted	$ 0.32	$ 0.22	$ 0.33	$ 0.53	$ 1.41

2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Net sales	$ 328,306	$ 337,911	$ 397,398	$ 396,942	$1,460,557
Gross profit	31,275	37,041	45,504	44,881	158,700
Income before cumulative effect of change in accounting principle	13,757	18,537	25,092	43,144	100,530
Cumulative effect of change in accounting principle, net of tax	-	-	-	(505)	(505)
Net income	13,757	18,537	25,092	42,639	100,025
Earnings per share:					
Basic					
Income before cumulative effect of change in accounting principle	$ 0.31	$ 0.42	$ 0.55	$ 0.93	$ 2.23
Cumulative effect of change in accounting principle, net of tax	-	-	-	(0.01)	(0.01)
Net income	$ 0.31	$ 0.42	$ 0.55	$ 0.92	$ 2.22
Diluted					
Income before cumulative effect of change in accounting principle	$ 0.31	$ 0.40	$ 0.53	$ 0.92	$ 2.16
Cumulative effect of change in accounting principle, net of tax	-	-	-	(0.01)	(0.01)
Net income	$ 0.31	$ 0.40	$ 0.53	$ 0.91	$ 2.15

The annual total amounts may not equal the sum of the quarterly amounts due to rounding. Earnings per share is computed independently for each quarter.

In the fourth quarter of fiscal 2006, the Company reversed $17.7 million of previously recorded valuation allowance as a credit to income tax.

* * * * *

Plexus Corp. and Subsidiaries
Schedule II – Valuation and Qualifying Accounts

For the fiscal years ended September 29, 2007, September 30, 2006 and October 1, 2005 (in thousands)

Descriptions	Balance at beginning of period	Additions charged to costs and expenses	Additions charged to other accounts	Deductions	Balance a of peri
Fiscal Year 2007:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 1,100	$ 328	$ -	$ 528	$ 9
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 20,011	$ -	$ -	$ 14,997	$ 5,0
Fiscal Year 2006:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 3,000	$ 464	$ -	$ 2,364	$ 1,1
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 40,551	$ -	$ -	$ 20,540	$ 20,0
Fiscal Year 2005:					
Allowance for losses on accounts receivable (deducted from the asset to which it relates)	$ 2,000	$ 1,094	$ -	$ 94	$ 3,0
Valuation allowance on deferred income tax assets (deducted from the asset to which it relates)	$ 36,818	$ -	$ 3,733	$ -	$ 40,5

BOARD OF DIRECTORS

John L. Nussbaum – Chairman of the Board

Dean A. Foate – President and Chief Executive Officer

Ralf R. Böer – Partner, Chairman and Chief Executive Officer, Foley & Lardner LLP

Stephen P. Cortinovis – Private Equity Investor

David J. Drury – President, Poblocki Sign Company, LLC

Peter Kelly – Chief Financial Officer and Vice President, UGI Corp.

Michael V. Schrock – President and Chief Operating Officer, Pentair, Inc.

Charles M. Strother, M.D. – Physician; also Professor Emeritus at University of Wisconsin-Madison

EXECUTIVE OFFICERS

Dean A. Foate
President, Chief Executive Officer and Director

Ginger M. Jones
Vice President and Chief Financial Officer

Michael D. Buseman
Senior Vice President – Global Manufacturing Operations

David A. Clark
Vice President – Materials and Supply Chain

Thomas J. Czajkowski
Vice President and Chief Information Officer

Steven J. Frisch
Senior Vice President – Global Engineering Services

Todd P. Kelsey
Senior Vice President – Global Customer Services

J. Robert Kronser
Executive Vice President and Chief Technology & Strategy Officer

Yong Jin Lim
Regional President – Plexus Asia Pacific

Angelo M. Ninivaggi
Vice President, General Counsel and Secretary

Simon J. Painter
Corporate Controller and Chief Accounting Officer

George W.F. Setton
Corporate Treasurer and Chief Treasury Officer

Michael T. Verstegen
Senior Vice President – Global Market Development

Investor Information

Direct all inquiries for investor relations information, including copies of the Company's Form 10-K and other reports filed with the SEC to:

Investor Relations
Plexus Corp.
55 Jewelers Park Drive
P.O. Box 156
Neenah, Wisconsin 54957-0156
920-722-3451
dianne.boydstun@plexus.com
www.plexus.com

For common stock market information, see Item 5 in the Form 10-K. The Form 10-K is an integral part of this Annual Report.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
1-800-937-5449

Auditors
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Annual Meeting
February 13, 2008: 10:00 a.m.
Pfister Hotel
424 East Wisconsin Avenue
Milwaukee, Wisconsin

PLEXUS®
The Product Realization Company

END

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: PLEXUS CORP. (Registrant)

/s/ Dean A. Foate
Dean A. Foate, President and Chief Executive Officer

November 19, 2007

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dean A. Foate, Ginger M. Jones and Angelo M. Ninivaggi, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and any other regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the date indicated.*

SIGNATURE AND TITLE

/s/ Dean A. Foate Dean A. Foate, President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Stephen P. Cortinovis Stephen P. Cortinovis, Director
/s/ Ginger M. Jones Ginger M. Jones, Vice President and Chief Financial Officer (Principal Financial Officer)	/s/ David J. Drury David J. Drury, Director
/s/ Simon J. Painter Simon J. Painter, Corporate Controller (Principal Accounting Officer)	/s/ Peter Kelly Peter Kelly, Director
/s/ John L. Nussbaum John L. Nussbaum, Chairman and Director	/s/ Dr. Charles M. Strother Dr. Charles M. Strother, Director
/s/ Ralf R. Böer Ralf R. Böer, Director	/s/ Michael V. Schrock Michael V. Schrock, Director

* Each of the above signatures is affixed as of November 19, 2007.

EXHIBIT INDEX

PLEXUS CORP.
10-K for Year Ended September 29, 2007

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
3(i)	Restated Articles of Incorporation of Plexus Corp., as amended through March 13, 2001	Exhibit 3(i) to Plexus' Report on Form 10-Q for the quarter ended March 31, 2004	
3(ii)	Bylaws of Plexus Corp., as amended through November 15, 2007	Exhibit 3.1 to Plexus' Report on Form 8-K dated November 15, 2007	
4.1	Restated Articles of Incorporation of Plexus Corp.	Exhibit 3(i) above	
4.2	(a) Amended and Restated Shareholder Rights Agreement, dated as of August 13, 1998, (as amended through November 14, 2000) between Plexus and Firstar Bank, N.A. (n/k/a US Bank, N.A.) as Rights Agent, including form of Rights Certificates	Exhibit 1 to Plexus' Form 8-A/A filed on December 6, 2000	
	(b) Agreement of Substitution and First Amendment to the Amended and Restated Shareholder Rights Agreement dated as of December 5, 2002	Exhibit 4.2 (b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2002	
10.1	Amended and Restated Credit Agreement dated as of January 12, 2007 among Plexus Corp., the Guarantors from time to time parties thereto, the Lenders from time to time parties thereto, and Bank of Montreal, as Administrative Agent	Exhibit 10.1 to Plexus Quarterly Report on Form 10-Q for the quarter ended December 30, 2006	
10.2	(a) Lease Agreement between Neenah (WI) QRS 11-31, Inc. ("QRS: 11-31") and Electronic Assembly Corp. (n/k/a Plexus Services Corp.), dated August 11, 1994	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the year ended September 30, 1994 ("1994 10-K")	
	(b) Guaranty and Suretyship Agreement between Plexus Corp. and QRS: 11-31 dated August 11, 1994, together with related Guarantor's Certificate	Exhibit 10.8(c) to 1994 10-K	
10.3	(a) Supplemental Executive Retirement Agreements with John Nussbaum dated as of September 19, 1996*	Exhibit 10.1 (b) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 1996	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	(b) First Amendment Agreement to Supplemental Retirement Agreement between Plexus and John Nussbaum, dated as of September 1, 1999*	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended December 31, 2000	
10.4	Amended and Restated Employment Agreement dated as of September 1, 2003 between Plexus Corp. and Dean A. Foate*	Exhibit 10.15(a) to 2003 10-K	
10.5	Forms of Change of Control Agreements with* (a) Dean A. Foate Ginger M. Jones David A. Clark Thomas J. Czajkowski J. Robert Kronser Angelo M. Ninivaggi Michael T. Verstegen	Exhibit 10.2(a) to 2003 10-K	
	(b) Michael D. Buseman Steven J. Frisch Todd P. Kelsey Yong Jin Lim George W.F. Setton Simon J. Painter	Exhibit 10.2(b) to 2003 10-K	
10.6	Plexus Corp. 1998 Option Plan* [superceded]	Exhibit A to Plexus' definitive proxy statement for its 1998 Annual Meeting of Shareholders	
10.7(a)	Plexus Corp. 1995 Directors' Stock Option Plan* [superceded]	Exhibit 10.10 to 1994 10-K	
10.7(b)	Summary of Directors' Compensation (11/07)*		X
10.8(a)	Plexus Corp. 2005 Equity Incentive Plan (as amended)*	Exhibit 10.8(a) to Plexus' Report on Form 10-K for the fiscal year ended October 1, 2005 ("2005 10-K")	
10.8(b)	Forms of award agreements thereunder*		
	(i) Form of Option Grant (Officer or Employee)	Exhibit 10.1 to Plexus' Report on Form 8-K dated April 1, 2005 ("4/1/05 8-K")	
	(ii) Form of Option Grant (Director)	Exhibit 10.2 to Plexus' Report on Form 8-K dated November 17, 2005	
	(iii) Form of Restricted Stock Award	Exhibit 10.3 to 4/1/05 8-K	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	with True Vesting		
	(iv) Form of Restricted Stock Unit Award with Time Vesting	Exhibit 10.4 to 4/1/05 8-K	
	(v) Form of Stock Appreciation Right Award	Exhibit 10.1 to Plexus' Report on Form 8-K dated August 29, 2007	
10.9	(a) Plexus Corp. 2005 Variable Incentive Compensation Plan – Executive Leadership Team * [superceded version]	Exhibit 10.8(b) to 2004 10-K	
	(b) Plexus Corp. 2005 Variable Incentive Compensation Plan – Executive Leadership Team (as amended and restated as of August 31, 2005)*	Exhibit 10.9(b) to 2005 10-K	
10.10(a)	Plexus Corp. Executive Deferred Compensation Plan*	Exhibit 10.17 to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2000	
10.10(b)	Plexus Corp Executive Deferred Compensation Plan Trust dated April 1, 2003 between Plexus Corp. and Bankers Trust Company*	Exhibit 10.14 to 2003 10-K	
10.11	The following Exhibit 10.11 documents were superceded by Exhibit 10.1:		
	(a) Credit Agreement dated as of October 22, 2003 among Plexus, certain Plexus subsidiaries and various lending institutions whose Administrative Agent is Harris Trust and Savings Bank	Exhibit 10.6(a) to Plexus' Report on Form 10-K for the fiscal year ended September 30, 2003 ("2003 10-K")	
	(b) First Amendment and Waiver to Credit Agreement, dated as of October 31, 2003	Exhibit 10.6(b) to 2003 10-K	
	(c) Second Amendment to Credit Agreement, dated as of April 29, 2004	Exhibit 10.1 to Plexus' Report on Form 10-Q for the quarter ended June 30, 2004 ("6/30/04 10-Q")	
	(d) Third Amendment to Credit Agreement, dated as of July 13, 2004	Exhibit 10.2 to 6/30/04 10-Q	
	(e) Fourth Amendment to Credit Agreement, dated as of August 5, 2004	Exhibit 10.3 to 6/30/04 10-Q	
	(f) Fifth Amendment to Credit	Exhibit 10.1 to Plexus' Report on Form 8-K	

Exhibit No.	Exhibit	Incorporated By Reference To	Filed Herewith
	Agreement, dated as of November 8, 2004	dated November 8, 2004	
	(g) Sixth Amendment to Credit Agreement, dated as of June 30, 2005	Exhibit 10.1 to Plexus' Report on Form 8-K dated June 30, 2005	
21	List of Subsidiaries		X
23	Consent of PricewaterhouseCoopers LLP		X
24	Powers of Attorney	(Signature Page Hereto)	
31.1	Certification of Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
31.2	Certification of Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.		X
32.1	Certification of the CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X
32.2	Certification of the CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002		X

* Designates management compensatory plans or agreements

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